FORM 6-K

SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

Report of Foreign Private Issuer

Pursuant to Rule 13a-16 or 15d-16 of
the Securities Exchange Act of 1934

For the month of February, 2024

           Brazilian Distribution Company
(Translation of Registrant’s Name Into English)

Av. Brigadeiro Luiz Antonio,
3142 São Paulo, SP 01402-901
     Brazil
(Address of Principal Executive Offices)

        (Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F)

Form 20-F   X   Form 40-F

        (Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule
101 (b) (1)):

Yes ___ No   X

(Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule
101 (b) (7)):

Yes ___ No   X

        (Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.)

Yes ___ No   X

SIGNATURES

        Pursuant to the requirement of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

COMPANHIA BRASILEIRA DE DISTRIBUIÇÃO
Date: February 21, 2024	By: /s/ Marcelo Pimentel
	Name:	Marcelo Pimentel
	Title:	Chief Executive Officer

By: /s/ Rafael Sirotsky Russowsky
	Name:	Rafael Sirotsky Russowsky
	Title:	Investor Relations Officer

FORWARD-LOOKING STATEMENTS

This press release may contain forward-looking statements. These statements are statements that are not historical facts, and are based on management's current view and estimates offuture economic circumstances, industry conditions, company performance and financial results. The words "anticipates", "believes", "estimates", "expects", "plans" and similar expressions, as they relate to the company, are intended to identify forward-looking statements. Statements regarding the declaration or payment of dividends, the implementation of principal operating and financing strategies and capital expenditure plans, the direction of future operations and the factors or trends affecting financial condition, liquidity or results of operations are examples of forward-looking statements. Such statements reflect the current views of management and are subject to a number of risks and uncertainties. There is no guarantee that the expected events, trends or results will actually occur. The statements are based on many assumptions and factors, including general economic and market conditions, industry conditions, and operating factors. Any changes in such assumptions or factors could cause actual results to differ materially from current expectations.

GPA feeding dreams and lives


Pão de Açúcar
minuto
Pão de Açúcar
Pão de Açúcar fresh
extra
MERCADO
mini
extra

Individual and Consolidated Financial Statement for the Year Ended December 31, 2023

Deloitte Touche Tohmatsu Auditores Independentes Ltda.

Pão de Açúcar · minuto Pão de Açúcar · Pão de Açúcar fresh · extra MERCADO · mini extra

(Free Translation into English from the Original Previously Issued in Portuguese.)

Consolidated Financial Statements
Year ended December 31, 2023

Index

Financial statements

Deloitte.

Deloitte Touche Tohmatsu
Dr. Chucri Zaidan Avenue, 1.240 -
4th to 12th floors - Golden Tower
04711-130 - São Paulo - SP
Brazil

Tel.: + 55 (11) 5186-1000
Fax: + 55 (11) 5181-2911
www.deloitte.com.br

INDEPENDENT AUDITOR'S REPORT ON INDIVIDUAL AND CONSOLIDATED FINANCIAL STATEMENTS

(Convenience Translation into English from the Original Previously Issued in Portuguese)

INDEPENDENT AUDITOR'S REPORT ON THE
INDIVIDUAL AND CONSOLIDATED FINANCIAL STATEMENTS

To the Shareholders and Board of Directors of
Companhia Brasileira de Distribuição

Opinion

We have audited the accompanying individual and consolidated financial statements of Companhia Brasileira de Distribuição ("Company"), identified as Parent and Consolidated, respectively, which comprise the individual and consolidated balance sheet as at December 31, 2023, and the related individual and consolidated statements of operations, of comprehensive income, of changes in equity and of cash flows for the year then ended, and notes to the financial statements, including material accounting policies.

In our opinion, the individual and consolidated financial statements referred to above present fairly, in all material respects, the individual and consolidated financial position of Companhia Brasileira de Distribuição as of December 31, 2023, and its individual and consolidated financial performance and its individual and consolidated cash flows for the year then ended, in accordance with accounting practices adopted in Brazil and International Financial Reporting Standards - IFRSs, issued by the International Accounting Standards Board - IASB.

Basis for opinion

We conducted our audit in accordance with Brazilian and International Standards on Auditing.
Our responsibilities under those standards are further described in the "Auditor's responsibilities for the audit of the individual and consolidated financial statements" section of our report. We are independent of the Company and its subsidiaries in accordance with the relevant ethical requirements set out in the Code of Ethics for Professional Accountants and the professional standards issued by the Brazilian Federal Accounting Council (CFC), and we have fulfilled our other ethical responsibilities in accordance with these requirements. We believe that the audit evidence we have obtained is sufficient and appropriate to provide a basis for our audit opinion.

Key audit matters

Key audit matters - KAM are those matters that, in our professional judgment, were of most significance in our audit of the current year. These matters were addressed in the context of our audit of the individual and consolidated financial statements as a whole, and in forming our opinion thereon, and, therefore, we do not provide a separate opinion on these matters.

Deloitte.

Discontinued operations - Distribution of Subsidiary Éxito to Shareholders

Why it is a KAM

As disclosed in notes 1.2, 7, 32 and 33 to the individual and consolidated financial statements, during the 2nd semester of 2022 the Company announced its intentions and plans for the divestiture of its subsidiary Almacenes Éxito S.A. ("Éxito"). The transaction was concluded in the 2nd semester of 2023, including the distribution of approximately 83% of Éxito shares currently held by the Company to its shareholders and the Company ceased to have control on Éxito, deconsolidating its financial information on July 31, 2023. The result of this transaction is presented as discontinued operations, in the amount of R$1,555 million, including the recycling of the comprehensive income, in the amount of R$1,360 million, and the remeasurement of the remaining portion of the investment, representing a 13.31% interest in Éxito, in the amount of R$760. This participation was redeemed, and the amount fully received in the subsequent period.

The accounting treatment on this transaction was considered a key audit matter because of (i) the complexity and significance of the amounts involved; (ii) the significant judgments made by Management in determining the appropriate accounting treatment for the transaction and the timing of recognition of results of the period effects, including the recycling of the comprehensive income, as well as the classification and measurement of the remaining investment; and (iii) the non-routine process and judgements used by Management to compile historical financial data for discontinued operations presentation. This required a high degree of auditor judgment and an increased extent of effort when performing audit procedures to evaluate the reasonableness of Management's accounting conclusions, and the related presentation and disclosure in the individual and consolidated financial statements.

How the matter was addressed in our audit

Our audit procedures included, among others:

- We obtained an understanding of the relevant internal controls related to the identification and treatment of significant unusual transactions, including those specifically related to discontinued operations.
- We evaluate the accounting treatment, including Managements' judgments related to the deconsolidation and write-off of investments in Éxito, through: (i) inspection and discussion of the supporting documentation prepared by Management, including the technical accounting memorandum; (ii) reading of the minutes of the Board of Directors' meetings; (iii) reading and evaluating the underlying contracts and other information; and (iv) evaluation of contradictory evidence based on our understanding of the business.
- We test the accounting effects resulting from the transaction, including:
  - Inspection of related shares' distribution agreements to gain an understanding of the assets and liabilities included in the scope of the share distribution transaction, comparing the amounts with the accounting records and the respective movements in shareholders' equity.
  - Test on the amounts recycled from the "other comprehensive income" account, classified in shareholders' equity, to the result of the period, including the effects on the statement of comprehensive income.
  - Detailed test and recalculation of the remaining portion of the investment in Éxito, as well as its classification on the balance sheet.
  - With the assistance of our tax specialists, we assessed the tax implications and effects of this transaction.
- We evaluated the presentation and disclosures, including earnings per share and cash flows in the individual and consolidated financial statements.

Based on the evidence obtained through our audit procedures described above, we consider that Management's accounting treatment adopted in the transactions described above and the respective disclosures in explanatory notes are acceptable in the context of the individual and consolidated financial statements taken as a whole.

Deloitte.

Recoverability of ICMS and PIS/COFINS tax credits

Why it is a KAM

As described in note 11 to the individual and consolidated financial statements, at December 31, 2023, the Company had recoverable ICMS tax credits amounting to R$660 million and PIS/COFINS tax credits amounting to R$2,190 million, whose recoverability depends on the generation of sufficient amounts of suitable taxes payable in the future. In assessing the recoverability of these tax credits, Management uses projections of revenues, costs and expenses, as well as other information used in estimating the timing and nature of the future amounts of taxes payable, which are based on estimates and assumptions as to future business performance and market conditions, as well as expectations as to applicable tax regulations.

Auditing the recoverability of these tax credits was considered especially challenging due to:
(i) the magnitude of amounts involved; and (ii) the high degree of complexity involved in the Brazilian indirect tax legislation (both State and Federal) and in Management's assessment process, which requires significant judgment by Management and includes significant assumptions in the estimation of the timing and amounts of future taxes payable that could be affected by future market or economic conditions and events.

How the matter was addressed in our audit

Our audit procedures included, among others:

- We obtained an understanding of relevant internal controls over Management's assessment of the recoverability of these tax credits, including relevant internal controls over projections prepared by Management and approved by those charged with governance, used in the recoverability assessment.
- We evaluated the significant assumptions used by Management in its recoverability assessment and tested the completeness and accuracy of the underlying data supporting the significant assumptions.
- With the assistance of our tax specialists, we evaluated the application of tax laws and special tax regimes used in the recoverability assessment.
- We tested the data used by Management in determining the recorded amounts for recoverable tax credits, comparing inputs to internal data and testing the accuracy and completeness of calculations.
- We evaluated the related disclosures in the financial statements.

Based on the evidence obtained through our audit procedures described above, we consider that the recoverability of these tax credits and related disclosures in the notes are acceptable in the context of the individual and consolidated financial statements taken as a whole.

Deloitte.

Provisions and Tax contingencies

Why it is a KAM

As described in note 21 to the individual and consolidated financial statements, the Company and its subsidiaries are party to a significant number of administrative and legal proceedings arising from various tax claims and assessments. Based on the opinions and with the support of its internal and external legal counsel, Management assesses the likelihood of loss related to these tax claims and assessments, and records provisions when the likelihood of loss is assessed as probable and the amounts can be estimated. As of December 31, 2023, Management has recorded provisions in the amount of R$1,108 million. Additional claims and assessments of R$13,376 million were outstanding as of December 31, 2023, for which no provision was recorded. The Company is also contingently liable under indemnification agreements for certain other tax claims and assessments of divested subsidiary operations, totaling R$1,739 million, for which no provision was recorded. The Company is also subject to be reimbursed from its former and actual controlling shareholders for certain tax assessment totaling R$2,425 million. Management uses significant judgment in evaluating the merits of each claim and assessment and in evaluating the likelihood and potential amounts of loss, considering the complexity of the Brazilian tax environment and legislation, including existence and interpretation of applicable jurisprudence and case law.

Auditing Management's assessment of the likelihood of loss on tax claims was considered especially challenging due to: (i) the complexity involved in the evaluation and interpretation of applicable tax legislation, case law, and applicable jurisprudence, which requires a high degree of judgment applied by Management and the assistance of the Company's external counsel; (ii) the amounts involved and the significant estimate uncertainty related to the ultimate outcome and timing of court decisions; and
(iii) the additional audit efforts, which include the involvement of our tax specialists.

How the matter was addressed in our audit

Our audit procedures included, among others:

- We obtained an understanding of relevant internal controls over the identification and evaluation of tax claims and assessments, including the assumptions and technical merits of tax positions used in the evaluation of the likelihood of loss, as well as the processes to measure, record and disclose the amounts related to tax contingencies.

- We read and obtained an understanding on indemnification agreements entered by the Company.

- We tested the completeness of the tax contingencies subject to evaluation by the Company.

- With the assistance of our tax specialists, we evaluated Management's assessment of the likelihood and estimate of loss for a sample of material tax contingencies, which included:

    - Obtaining an understanding and evaluating Management's judgments, the technical merits and documentation supporting Management's assessment, including reading and evaluating tax opinions or other third-party tax advice obtained from the Company's external tax and legal counsel.

    - Inspecting and evaluating the responses to external confirmations sent to key external tax and legal advisers of the Company.

    - Challenging Management's assessment using our knowledge of, and experience with, the application of tax laws and developments in the applicable regulatory and tax environments.

    - Testing the assumptions, underlying data and accuracy of the calculation of the amounts related to recorded tax provisions and disclosed tax contingencies.

    - Obtaining written representations from executives of the Company.

- We also evaluated the related disclosures in the financial statements.

Deloitte.

Based on the evidence obtained through our audit procedures described above, we consider that Management's assessment of the likelihood of loss on tax claims and related disclosures in the notes are acceptable in the context of the individual and consolidated financial statements taken as a whole.

Other matters

Statements of value added

The individual and consolidated statements of value added (DVA) for the year ended December 31, 2023, prepared under the responsibility of the Company's Management and presented as supplemental information for purposes of the IFRS, were subject to audit procedures performed together with the audit of the Company's financial statements. In forming our opinion, we assess whether these statements are reconciled with the other financial statements and accounting records, as applicable, and whether their form and content are in accordance with the criteria set out in technical pronouncement CPC 09 - Statement of Value Added. In our opinion, these statements of value added were appropriately prepared, in all material respects, in accordance with the criteria set out in such technical pronouncement and are consistent in relation to the individual and consolidated financial statements taken as a whole.

Other information accompanying the individual and consolidated financial statements and the independent auditor's report

Management is responsible for such other information. The other information comprises the Management Report.

Our opinion on the individual and consolidated financial statements does not cover the Management Report and we do not express any form of audit conclusion thereon.

In connection with our audit of the individual and consolidated financial statements, our responsibility is to read the Management Report and, in doing so, consider whether this report is materially inconsistent with the financial statements or our knowledge obtained in the audit or otherwise appears to be materially misstated. If, based on the work we have performed, we conclude that there is a material misstatement in the Management Report, we are required to report that fact. We have nothing to report in this regard.

Responsibilities of Management and those charged with governance for the individual and consolidated financial statements

Management is responsible for the preparation and fair presentation of the individual and consolidated financial statements in accordance with accounting practices adopted in Brazil and the International Financial Reporting Standards - IFRS, issued by the IASB, and for such internal control as Management determines is necessary to enable the preparation of financial statements that are free from material misstatement, whether due to fraud or error.

In preparing the individual and consolidated financial statements, Management is responsible for assessing the Company's ability to continue as a going concern, disclosing, as applicable, matters related to going concern and using the going concern basis of accounting unless Management either intends to liquidate the Company and its subsidiaries or to cease operations, or has no realistic alternative but to do so.

Those charged with governance are responsible for overseeing the Company's and its subsidiaries' financial reporting process.

Deloitte.

Auditor's responsibilities for the audit of the individual and consolidated financial statements

Our objectives are to obtain reasonable assurance about whether the individual and consolidated financial statements as a whole are free from material misstatement, whether due to fraud or error, and to issue an auditor's report that includes our opinion. Reasonable assurance is a high level of assurance but is not a guarantee that an audit conducted in accordance with Brazilian and International Standards on Auditing will always detect a material misstatement when it exists. Misstatements can arise from fraud or error and are considered material if, individually or in the aggregate, they could reasonably be expected to influence the economic decisions of users taken on the basis of these financial statements.

As part of an audit in accordance with Brazilian and International Standards on Auditing, we exercise professional judgement and maintain professional skepticism throughout the audit. We also:

- Identify and assess the risks of material misstatement of the individual and consolidated financial statements, whether due to fraud or error, design and perform audit procedures responsive to those risks, and obtain audit evidence that is sufficient and appropriate to provide a basis for our opinion.
  The risk of not detecting a material misstatement resulting from fraud is higher than for one resulting from error, as fraud may involve collusion, forgery, intentional omissions, misrepresentations, or the override of internal control.

- Obtain an understanding of internal control relevant to the audit in order to design audit procedures that are appropriate in the circumstances, but not for the purpose of expressing an opinion on the effectiveness of the internal control of the Company and its subsidiaries.

- Evaluate the appropriateness of accounting policies used and the reasonableness of accounting estimates and related disclosures made by Management.

- Conclude on the appropriateness of Management's use of the going concern basis of accounting and, based on the audit evidence obtained, whether a material uncertainty exists related to events or conditions that may cast significant doubt on the ability of the Company and its subsidiaries to continue as a going concern. If we conclude that a material uncertainty exists, we are required to draw attention in our auditor's report to the related disclosures in the individual and consolidated financial statements or, if such disclosures are inadequate, to modify our opinion. Our conclusions are based on the audit evidence obtained up to the date of our auditor's report. However, future events or conditions may cause the Company and its subsidiaries to cease to continue as a going concern.

- Evaluate the overall presentation, structure and content of the financial statements, including the disclosures, and whether the individual and consolidated financial statements represent the underlying transactions and events in a manner that achieves fair presentation.

Deloitte.

- Obtain sufficient appropriate audit evidence regarding the financial information of the entities or business activities within the Group to express an opinion on the consolidated financial statements.
  We are responsible for the direction, supervision and performance of the Group audit. We remain solely responsible for our audit opinion.

We communicate with those charged with governance regarding, among other matters, the planned scope and timing of the audit and significant audit findings, including any significant deficiencies in internal control that we identify during our audit.

We also provide to those charged with governance a statement that we have complied with the relevant ethical requirements, including independence requirements, and communicate all relationships or matters that could considerably affect our independence, including, when applicable, the related safeguards.

From the matters communicated with those charged with governance, we determine those matters that were of most significance in the audit of the financial statements of the current year and are, therefore, the key audit matters. We describe these matters in our auditor's report, unless law or regulation precludes public disclosure about the matter or when, in extremely rare circumstances, we determine that a matter should not be communicated in our report because the adverse consequences of doing so would reasonably be expected to outweigh the public interest benefits of such communication.

The accompanying individual and consolidated financial statements have been translated into English for the convenience of readers outside Brazil.

São Paulo, February 21, 2024

DELOITTE TOUCHE TOHMATSU Auditores Independentes Ltda.	Eduardo Franco Tenório Engagement Partner

Message from Management

The year 2023 was one of consolidation and confirmation of the assertiveness of the GPA's turnaround plan, started a year earlier, with a focus on the "basics done right". The results we achieved in 2023 also reflect the engagement of all our employees to achieve the objective of returning our Company to a reference position in food retail in Brazil. With a lot of focus and discipline, we managed to evolve in each of the six strategic pillars – Top Line, Customers, Digital, Expansion, Profitability and ESG & Culture – to have an increasingly profitable operation, put our values into practice and comply with the our purpose of "Feeding dreams and lives"

We overcame important challenges, such as completing the transition from the extinct hypermarket model. We carry out strong work focusing on profitability, reducing expenses and shrinkage. We conducted a large category management project, to place the right product in the correct store, reaching a product availability level of 95%, a benchmark for Brazilian retail. We defined new guidelines for our multichannel operations, transforming the physical store into a product distribution hub. We resumed the organic expansion of stores and reorganized and defined unique goals for the entire Company: thus, all together, we worked in a single direction, to achieve a single result. The guideline of truly placing the customer at the center of our decisions resulted in an increase in our NPS by 10 points, vs. 4Q22, and highlights in service improvements. We invested on a variety of fronts, starting with training 100% of our store team so that everyone is connected to our culture and strategy.

We opened 61 new stores in 2023, most of which of Proximity format, under the Minuto Pão de Açúcar banner. In e-commerce, we made a major operational change, migrating 100% of orders to picking and delivery carried out directly by stores, integrating e-commerce with store operations. We had growth of more than 20% in e-commerce revenue in 4Q23 vs. 4Q22 and positive contribution margin, supported by an important efficiency gain process, which allowed us to reduce expenses with sales growth.

With all of this, we have seen growing recognition from our customers, and a consequent gain in market share. In 4Q23, we recorded an increase of 0.3 p.p. compared to 4Q22, according to data from Nielsen in the self-service market – the fifth consecutive quarter of increase. It is important to highlight that this increase in market share occurred simultaneously with the increase in our profitability, demonstrating the recognition of our value proposition by the customer.

We can also celebrate 4Q23 for the improvement in our profitability indicators. In addition to the work to control expenses and shrinkage, the adoption of the Zero Base Budget and the success of the process of selling non-core assets were fundamental to improving the Company's capital structure. Adjusted EBITDA totaled R$404 million, with a margin of 7.7%, an increase of 1.8 p.p. vs. the previous year. The financial indicators demonstrate that we have taken important steps towards an increasingly healthier business with consistent and sustainable results. Furthermore, with the decision to sell our remaining shares in Éxito and the stake we held in the capital of Cnova, we once again became a 100% Brazilian company, focused on the national food market, much more prepared to grow.

The achievements of 2023 expand our conviction to continue moving forward positively. With consistency and clarity about our strategic objective, we continue to build a strong culture that has been the foundation of all our work.

We see 2024 as the year of accelerating earnings, consolidating our position in the premium market, strengthening our proximity and mainstream brands, while also accounting for gains from improving the capital structure. We arrived this year stronger and with an improved value proposition, which will allow us to continue delivering consistent results to our stakeholders.

Marcelo Pimentel
GPA CEO

AUDIT COMMITTEE REPORT - FINANCIAL YEAR 2023

Initial information

The Audit Committee ("Committee") of the Brazilian Distribution Company ("Company") is a statutory advisory body to the Board of Directors.
The responsibilities and duties of the various governance bodies that interact with the Audit Committee are identified on the Company's Investor Relations portal, accessible at the following website: http://www.gpari.com.br/

Committee Activities in 2023

The Committee met, in 2023, in 16 sessions, 8 of which were ordinary, scheduled according to the official annual calendar, and the remaining extraordinary, having covered the topics within its competence, as planned. in Article 12 of its Internal Regulations, such as:

a) give an opinion on the hiring and dismissal of independent audit services, including the provision of any other service to the Company, and supervise the activities of independent auditors;

b) evaluate and monitor the quality and integrity of the information in the management report, financial statements, interim statements and quarterly information of the Company, making any recommendations it deems necessary to the Board of Directors;

c) monitor the quality and integrity of information and measurements disclosed based on adjusted accounting data and non-accounting data that add elements not foreseen in the structure of usual financial statement reports;

d) monitor the activities of the Company's internal audit and internal controls area;

e) evaluate and monitor the Company's risk exposures;

f) evaluate compliance, by the Company's Board of Directors, with the recommendations made by independent and internal audits; It is

g) evaluate, monitor, and recommend to the Board of Directors the correction or improvement of the Company's internal policies.

The meetings were attended by members of the Board of Directors, the internal auditor and other managers of the Company. Independent auditors were present at 12 Committee meetings.
Based on the analysis of information provided by the Company's Management and Independent Audit, as well as monitoring the activities of the Risk Management, Internal Audit, Corporate Forensic, Internal Controls, Compliance and Ombudsman Department. the Committee concluded that all relevant topics were made known and are adequately disclosed in the Management Report, in the Financial Statements and respective Explanatory Notes for

the year ended December 31, 2023, which were duly audited by the independent auditor Deloitte Touche Tohmatsu (DTT).

Finally, the Committee recommends that the Financial Statements and respective Explanatory Notes for the fiscal year ended December 31, 2023 be forwarded for deliberation by the Company's Board of Directors.

São Paulo, February 21st 2024

Eleazar de Carvalho Filho – Committee Coordinator and Financial Expert

Fernando Dal-Ri Múrcia – Accounting and Auditing Specialist

Christophe Hidalgo

Renan Bergmann

Gisélia da Silva

Management statement on the financial statements

In accordance with item VI, paragraph 1, article 27 of CVM Resolution No. 80 of March 29, 2022, as amended, the Executive Board declares that it has reviewed, discussed and agreed with the Company's financial statements for fiscal year 2023, authorizing their conclusion on this date.

São Paulo, February 21th 2024

Directors

Marcelo Pimentel
President

Rafael Russowsky
Vice President of Finance and Investor's relationship Director

Management statement on the independent auditor's report

In accordance with item V, of paragraph 1, of article 27 of CVM Resolution No. 80, of March 29, 2022, as amended, the Executive Board declares that it has reviewed, discussed and agreed with the opinion expressed in the independent auditors' report on the Company's financial statements for fiscal year 2023, issued on this date.

The Executive Board declares that it has reviewed, discussed and agreed with the Company's financial statements for fiscal year 2023, authorizing the conclusion on this date.

São Paulo, February 21th 2024

Directors

Marcelo Pimentel
President

Rafael Russowsky
Vice President of Finance and Investor's relationship Director

Companhia Brasileira de Distribuição

Balance Sheets
December 31,2022
(In millions of Reais)

	Note	Parent Company		Consolidated	
		12.31.2023	12.31.2022	12.31.2023	12.31.2022
Current assets					
Cash and cash equivalents	6	2,794	3,632	2,971	3,751
Financial investments	7	499	-	777	
Trade receivable, net	8	420	344	458	417
Other receivable	9	66	254	115	279
Inventories, net	10	1,951	2,046	1,952	2,046
Recoverable taxes	11	1,028	1,074	1,078	1,114
Other current assets		169	105	172	109
		6,927	7,455	7,523	7,716
Assets held for sale or distribution	32	-	7,397	-	20,843
Total current assets		6,927	14,852	7,523	28,559
Noncurrent assets					
Other receivables	9	810	726	810	727
Recoverable taxes	11	2,534	2,796	2,536	2,808
Derivative financial instruments	18.1	1	-	1	-
Deferred income tax and social contribution	20	1,051	890	1,078	922
Related parties	12	241	497	52	301
Restricted deposits for legal proceedings	21.7	513	746	517	759
Other noncurrent assets		120	100	119	100
Investments in associates	13	1,276	932	864	833
Property and equipment, net	14	6,562	6,826	6,577	6,844
Intangible assets, net	15	1,907	1,921	1,973	1,986
Total noncurrent assets		15,015	15,434	14,527	15,280
Total assets		21,942	30,286	22,050	43,839

The accompanying notes are integral part of these financial statements.

Companhia Brasileira de Distribuição

Balance Sheets
December 31,2022
(In millions of Reais)

	Note	Parent Company 12.31.2023	Parent Company 12.31.2022	Consolidated 12.31.2023	Consolidated 12.31.2022
Current liabilities					
Trade payable, net	16	2,677	2,515	2,729	2,528
Trade payable, agreement	16	524	595	524	595
Borrowings and financing	17	972	1,001	972	1,001
Lease liabilities	22	473	488	474	490
Payroll and related taxes		368	282	381	294
Taxes, installment and contributions payable	20	80	32	82	51
Taxes and contributions payable and taxes paid in installments	19	324	308	328	312
Related parties	12	206	446	85	335
Financing of property and equipment		112	112	112	112
Deferred revenue	23	37	27	168	156
Other current liabilities		356	371	370	386
Liabilities on non-current assets for sale or distribution	32	-	227	-	11,487
Total current liabilities		6,129	6,404	6,225	17,747
Noncurrent liabilities					
Borrowings and financing	17	4,302	4,862	4,302	4,862
Lease liabilities	22	3,822	3,542	3,826	3,547
Deferred income tax and social contribution	20	270	-	270	-
Tax payable in installments	19	69	55	69	55
Related parties	12	-	23	-	23
Provision for contingencies	21	2,148	2,613	2,151	2,629
Deferred revenue	23	75	97	75	97
Provision for losses on investiment in associates	13	-	863	-	863
Other noncurrent liabilities		410	282	410	283
Total noncurrent liabilities		11,096	12,337	11,103	12,359
Shareholders' equity	24				
Share capital		1,807	5,861	1,807	5,861
Capital reserves		26	318	26	318
Earning reserves		2,886	7,118	2,886	7,118
Other comprehensive income		(2)	(1,752)	(2)	(1,752)
		4,717	11,545	4,717	11,545
Non-controlling interest		-	-	5	2,188
Total shareholders' equity		4,717	11,545	4,722	13,733
Total liabilities and shareholders' equity		21,942	30,286	22,050	43,839

The accompanying notes are integral part of these financial statements.

Companhia Brasileira de Distribuição

Statements of Operations
Years ended December 31, 2023 and 2022
(In millions of Reais)

	Note	Parent Company		Consolidated	
		12.31.2023	12.31.2022	12.31.2023	12.31.2022
Net operating revenue	25	19,050	16,686	19,250	17,321
Cost of sales	26	(14,322)	(12,561)	(14,433)	(13,019)
Gross profit		4,728	4,125	4.817	4,302
Operating expenses, net					
Selling expenses	26	(3,105)	(2,586)	(3,104)	(2,699)
General and administrative expenses	26	(521)	(533)	(574)	(598)
Depreciation and amortization		(1,003)	(899)	(1,017)	(931)
Share of profit of associates	13	732	(386)	768	(205)
Other operating expenses, net	27	(211)	(418)	(213)	(434)
		(4,108)	(4,822)	(4,140)	(4,867)
Profit (Loss) from operations		620	(697)	677	(565)
Financial expenses, net	28	(1,069)	(737)	(1,009)	(750)
Loss before income tax and social contribution		(449)	(1,434)	(332)	(1,315)
Income tax and social contribution	20	430	447	418	454
Net income (loss) for the year from continued operations		(19)	(987)	86	(861)
Net income (loss) for the year from discontinued operations	33	(2,252)	815	(2,220)	857
Net income for the year		(2,271)	(172)	(2,134)	(4)
Attributed to:					
Controlling shareholders of the company				(2,271)	(172)
Non-Controlling shareholders				137	168
				(2,134)	(4)

	Note	12.31.2023	12.31.2022
Net income (loss) attributable to controlling shareholders of shares (Weighted average for the year - R$)	29		
Basic		(8.41175)	(0.63851)
Diluted		(8.41791)	(0.63851)
Net earnings from continuing operations per share	29		
Basic		0.31484	(3.20372)
Diluted		0.30868	(3.20372)

The accompanying notes are integral part of these financial statements.

Companhia Brasileira de Distribuição

Statements of Comprehensive Income
Years ended December 31, 2023 and 2022
(In millions of Reais)

	Parent company		Consolidated	
	12.31.2023	12.31.2022	12.31.2023	12.31.2022
Net income (loss) for the year	**(2,271)**	**(172)**	**(2,134)**	**(4)**
-Items that may be subsequently reclassified to statement of operations:				
Foreign currency translation	1,772	(2,334)	2,038	(2,930)
Others	(22)	8	(22)	6
Comprehensive income for the year	**(521)**	**(2,498)**	**(118)**	**(2,928)**
Attributed to:				
Controlling shareholders			(521)	(2,498)
Non-controlling shareholders			403	(430)
			(118)	(2,928)

The accompanying notes are integral part of these financial statements.

Companhia Brasileira de Distribuição

Statements of Changes in Shareholders' Equity
Years ended December 31, 2023 and 2022
(In millions of Reais)

		Capital reserves				Earnings reserves								Total
	Share Capital	Other Reserves	Stock Options	Treasury Shares	Legal	Business growth reserve	Earnings Retention	Grant reserve	Other reserves	Accumulated profit (loss)	Other comprehensive results	Equity attributed to the controlling shareholders	Participation of non-controlling shareholders	
Balance at December 31, 2021	5,859	2	289	(1)	705	2,575	1,300	2,349	(3)	-	574	13,649	2,731	16,380
Net income for the year	-	-	-	-	-	-	-	-	-	(172)	-	(172)	168	(4)
Foreign currency translation	-	-	-	-	-	-	-	-	-	-	(2,334)	(2,334)	(596)	(2,930)
Other comprehensive income	-	-	-	-	-	-	-	-	-	-	8	8	(2)	6
Comprehensive income for the year	-	-	-	-	-	-	-	-	-	(172)	(2,326)	(2,498)	(430)	(2,928)
Capital increase (note 24)	2	-	-	-	-		-	-	-	-	-	2	-	2
Stock options granted (note 24)	-	-	27	-	-	-	-	-	-	-	-	27	-	27
Reservation constitution (note 24.1)	-	-	-	-	-	(235)	-	235	-	-	-	-	-	-
Interest on equity	-	-	-	-	-	(14)	-	-	-	-	-	(14)	-	(14)
Dividends paid to non-controlling interests (**)	-	-	-	-	-	-	-	-	-	-	-	-	(225)	(225)
PUT valuation subsidiary Disco (**)	-	-	-	-	-	-	-	-	-	-	-	-	43	43
Controlled hyperinflation adjustment (note 3.5) (**)	-	-	-		-	-	636	-	-	-	-	636	73	709
Transactions with shareholders(*) (**)	-	-	-		-	-	(248)	-	-	-	-	(248)	5	(243)
Others	-	-	-	-	-	-	(7)	-	(2)	-	-	(9)	(9)	(18)
Balance at December 31, 2022	5,861	2	316	(1)	705	2,326	1,681	2,584	(5)	(172)	(1,752)	11,545	2,188	13,733

(*) Amount composed mainly of deferred income tax and social contribution of R$ 228 related to the segregation of Èxito group operations (see note 1.2).
(**) Items related to assets and liabilities held for sale or distribution.

The accompanying notes are integral part of these financial statements.

Companhia Brasileira de Distribuição

Statements of Changes in Shareholders' Equity
Years ended December 31, 2023 and 2022
(In millions of Reais)

		Capital reserves			Earnings reserves									Total
	Share Capital	Other Reserves	Stock Options	Treasury Shares	Legal	Business growth reserve	Earnings Retention	Grant reserve	Other reserves	Accumulated profit (loss)	Other comprehensive results	Equity attributed to the controlling shareholders	Participation of non-controlling shareholders	
Balance at December 31, 2022	5.861	2	316	(1)	705	2,326	1,681	2,584	(5)	(172)	(1,752)	11,545	2,188	13,733
(Loss)Net income for the year	-	-	-	-	-	-	-	-	-	(2,271)	-	(2,271)	137	(2,134)
Foreign currency translation	-	-	-	-	-	-	-	-	-	-	1,772	1,772	266	2,038
Other comprehensive results	-	-	-	-	-	-	-	-	-	-	(22)	(22)	-	(22)
Comprehensive income for the year	-	-	-	-	-	-	-	-	-	(2,271)	1,750	(521)	403	(118)
Transfer between share capital and reserves (note nº24)	2,605	(2)	(306)	-	(515)	(1,701)	(81)	-	-	-	-	-	-	-
Stock options granted (note no. 24)	-	-	16	-	-	-	-	-	-	-	-	16	-	16
Dividends declared to non-controlling shareholders (**)	-	-	-	-	-	-	-	-	-	-	-	-	(106)	(106)
Valuation PUT subsidiary Disco (**)	-	-	-	-	-	-	(54)	-	-	-	-	(54)	52	(2)
Correction for controlled hyperinflation (note no. 3.5) (**)	-	-	-	-	-	-	385	-	-	-	-	385	17	402
Deconsolidation - Exito	(6,659)	-	-	-	-	-	-	-	5	-	-	(6,654)	(2,549)	(9,203)
Balance at December 31, 2023	1,807	-	26	(1)	190	625	1,931	2,584	-	(2,443)	(2)	4,717	5	4,722

(**) Items related to Éxito's deconsolidated assets and liabilities (Note nº 1.2).

The accompanying notes are integral part of these financial statements

Companhia Brasileira de Distribuição

Statement of Cash Flows
Years ended December 31, 2023 and 2022
(In millions of Reais)

	Parent Company		Consolidated	
	12.31.2023	12.31.2022	12.31.2023	12.31.2022
Cash flow provided by operating activities				
(Loss) Net income for the year	(2,271)	(172)	(2,134)	(4)
Adjustments to reconcile net income				
Deferred income taxes (note 20)	(388)	(339)	(282)	(29)
(Gain) losses on disposals of property and equipment	(27)	(2,600)	(14)	(2,569)
Depreciation and amortization	1,121	1,063	1,136	1,902
Interest and monetary variations	1,417	1,465	1,670	1,696
Adjust to present value	-	2	-	2
Share of profit of associates (note 13.4)	(732)	386	(699)	247
Provision for contingencies	(78)	1,502	(87)	1,523
Provision for write-offs and impairment	-	-	-	33
Share-based payment	16	27	16	27
Allowance for doubtful accounts (note 8.2 and 9.1)	4	2	20	40
Allowance for inventory losses and damages (note 10.2)	37	(31)	43	(28)
Deferred revenue (note 23)	(23)	(19)	(77)	(26)
Lease liabilities write-off (note 22.2)	(138)	(213)	(142)	(278)
Gain/Loss on sale of subsidiary	1,715	1	2,082	1
	653	1,074	1,532	2,537
Changes in operating assets and liabilities				
Trade receivables	(83)	-	(20)	(166)
Inventories	57	316	147	(383)
Recoverable taxes	308	(389)	173	(509)
Other assets	150	(337)	149	(336)
Related parties	(96)	(406)	(136)	(396)
Restricted deposits for legal proceedings	216	(50)	225	(51)
Trade payables	90	(625)	(1,512)	(332)
Payroll, related taxes	85	(112)	93	(67)
Taxes and social contributions payable	(70)	(69)	265	274
Payments of income tax and social contributions	-	-	(204)	(306)
Provision for contingencies	(215)	(352)	(222)	(368)
Deferred revenue	11	33	14	66
Other liabilities	100	(350)	39	(195)
Dividends received	240	653	20	16
	793	(1,688)	(969)	(2,753)
Net cash provided (used) by the operating activities	1,446	(614)	563	(216)

Companhia Brasileira de Distribuição

Statement of Cash Flows
Years ended December 31, 2023 and 2022
(In millions of Reais)

	Parent Company		Consolidated	
	12.31.2023	12.31.2022	12.31.2023	12.31.2022
Cash flow from investing activities				
Capital increase in subsidiaries	-	(1)	-	-
Acquisition of property, plant and equipment (note 14.4)	(717)	(922)	(1,014)	(1,398)
Increase in intangible assets (note 15.3)	(119)	(172)	(157)	(228)
Proceeds from sales of property and equipment	872	4,537	876	4,560
Cash in the deconsolidation of Êxito	-	-	(1,257)	-
Acquisition of investment property	-	-	(31)	(100)
Net cash from companies' merge	-	15	-	-
Financial application	(17)	-	(14)	-
Net cash generated (used) in investment activities	19	3,457	(1,597)	2,834
Cash flow from financing activities				
Capital increase	-	2	-	2
Captation (note 17.2)	484	474	1,718	1,545
Payments of borrowings and financing (note 17.2)	(1,279)	(2,683)	(1,416)	(3,824)
Payments of Interest of borrowings and financing (note 17.2)	(605)	(635)	(729)	(755)
Payments of lease liabilities and interest (note 22.2)	(900)	(933)	(1,166)	(1,378)
Payments of dividends to the non-controlling party	-	(95)	(112)	(265)
Acquisition of subsidiary	(3)	(3)	(3)	(3)
Transactions with non-controlling interests	-	-	3	(25)
Net cash (used) in financing activities	(2,303)	(3,873)	(1,705)	(4,703)
Gain (loss) cash and cash equivalents net	(838)	(1,030)	(2,739)	(2,085)
Exchange variation on cash and cash equivalents	-	-	89	(568)
Cash and cash equivalents at the beginning of the year	3,632	4,662	5,621	8,274
Cash and cash equivalents at the end of the year	2,794	3,632	2,971	5,621

The main non-cash transactions are disclosed in note 31.

The accompanying notes are integral part of these financial statements.

Companhia Brasileira de Distribuição

Statement of Value Added
Years ended December 31, 2023 and 2022
(In millions of Reais)

	Parent Company		Consolidated	
	12.31.2023	12.31.2022	12.31.2023	12.31.2022
Revenues				
Gross sales of goods and service	20,410	17,861	20,617	18,531
Allowance for doubtful accounts	3	(2)	3	(2)
Other revenues	913	127	914	129
	21,326	17,986	21,534	18,658
Products acquired from third parties				
Costs of sales	(14,086)	(12,346)	(14,208)	(12,800)
Materials, energy, outsourced services and other	(2,920)	(2,158)	(2,943)	(2,267)
	(17,006)	(14,504)	(17,151)	(15,067)
Gross value added	4,320	3,482	4,383	3,591
Retention				
Depreciation and amortization	(1,118)	(994)	(1,133)	(1,026)
Net Value Added Produced	3,202	2,488	3,250	2,565
Value added received in transfer				
Share of profit of associates	732	(386)	768	(205)
Financial income	576	839	641	836
Others (net income of discontinued operations)	(2,252)	815	(2,220)	857
	(944)	1,268	(811)	1,488
Total value added to distribute	2,258	3,756	2,439	4,053
Personnel	2,579	2,234	2,609	2,316
Direct compensation	1,494	1,312	1,512	1,363
Participation	604	478	612	495
Benefits	344	326	346	335
Charges	137	118	139	123
Taxes, fees and contributions	266	81	275	109
Federal	(277)	(677)	(265)	(664)
State	423	622	419	634
Municipal	120	136	121	139
Value distributed to providers of capital	1,684	1,613	1,689	1,632
Interest	1,661	1,562	1,663	1,571
Rentals	23	51	26	61
Value distributed to shareholders	(2,271)	(172)	(2,134)	(4)
Dividends and interest on own capital	-	14	-	14
Retained earnings	(2,271)	(186)	(2,271)	(186)
Non-controlling interest	-	-	137	168
Total value added distributed	2,258	3,756	2,439	4,053

The accompanying notes are integral part of these financial statements.

(In millions of Brazilian reais, unless otherwise stated)

1. Corporate information

Companhia Brasileira de Distribuição ("Company" or "CBD"), directly or through its subsidiaries ("Group" or "GPA") is engaged in the retail of food and other products through its chain of supermarkets and specialized stores, especially under the trade names "Pão de Açúcar, "Minuto Pão de Açúcar", "Mercado Extra" and "Minimercado Extra". The Group's headquarters are located in the city of São Paulo, State of São Paulo, Brazil.

The Company also operated in other Latin American countries through the subsidiary Almacenes Éxito SA ("Éxito"), a Colombian company operating in this country under the supermarket and hypermarket flags Éxito, Carulla, Super Inter, Surtimax and Surtimayorista, in Argentina under the Libertad brand and in Uruguay under the brands Disco and Devoto. Additionally, Éxito operates shopping centers in Colombia under the Viva brand. The process of segregating the activities of Éxito and GPA was completed in the third quarter of 2023, see note 1.2.

The Company's shares are traded at the Corporate Governance level of the São Paulo Stock Exchange (B3 S.A. – Brazil, Bolsa, Balcão ("B3")) called Novo Mercado, under the ticker "PCAR3", and on the New York Stock Exchange (ADR level III), under the code "CBD".

The Company is directly controlled by Ségisor, and its ultimate parent company is Casino Guichard Perrachon ("Casino"), French company listed on Paris Stock Exchange.

1.1 Discontinuation of the business of Extra Hiper stores and sale of assets with Sendas

As part of the reportable Retail segment, the Company operates different store formats, as highlighted in Note 1, including 103 Extra Hiper stores, which operate under the hypermarket model. In line with the strategy of optimizing its store platform and allocating relevant resources to accelerate the growth of the most profitable business unit, the Administration decided to discontinue the operation of Extra Hiper stores.

According to material facts published on October 14, 2021 and December 16, 2021, it was approved by the Board of Directors of the Company and Sendas Distribuidora S.A. ("Assai" or "Sendas Distribuidora"), counting only on the vote of the independent directors, the terms and conditions of the definitive contract for the assignment of exploration rights of 70 commercial rights between the Company and Sendas, located in different states, involving own properties and those leased from third parties.

The transaction was definitively carried out, after the amendment dated December 26, 2022, as follows: (i) transfer of the commercial rights of 66 stores (previously 70) to Assaí for the amount of R$3.928 billion (previously R$3.973 billion) and (ii) sale of 17 properties to the Barzel Properties real estate fund, with guarantee and subsequent leasing directly by Assaí for a period of 25 years, renewable for an additional period of 15 years, in the amount of R$1.200 billion, according to the contract signed on February 25 2022.

On August 17, 2022, the Company's Board of Directors approved the execution of credit assignment agreements with financial institutions for the definitive assignment of these receivables with Assaí, in the amount of up to R$2 billion referring to installments due between 2023 and 2024. residual installments in the amount of R$1.2 billion due in 2023 and R$700 million due in January 2024 readjusted by the CDI +1.2% were definitively assigned, with Assai's consent and without the right of return during the third quarter of 2022. The cost of this assignment was R$2.4 million and is allocated to the financial result.

As of December 31, 2022, the Company received and has already paid in advance all of the Transaction's receivables.

(In millions of Brazilian reais, unless otherwise stated)

Furthermore, in addition to this transaction, of the 37 remaining Extra Hiper stores, the Company converted the 25 stores to other more profitable banners (Pão de Açúcar and Mercado Extra) and closed, or sold to third parties, the 12 stores.

In light of the transaction described above, on December 31, 2021, the Company started the process of demobilization and discontinuity of operations of the Extra Hiper stores and, by December 31, 2021, the transaction was partially implemented, with the discontinuity of 31 trade funds and the effective transfer to Assai of 20 of these commercial rights, of which 6 were owned by the company.

The operations of the remaining Extra Hiper stores represented by the remaining 50 commercial rights, including 11 owned properties, were discontinued in the first quarter of 2022 and a further 40 commercial funds were handed over to Assaí in this period. In the second quarter, another commercial rights were delivered and in the third quarter, 5 more commercial rights were delivered. The assets and liabilities related to these stores (substantially property, plant and equipment, right of use and corresponding liabilities and intangible assets) were classified as assets held for sale on December 31, 2021 and realized over 2022 with the effective delivery of the commercial rights to Assai..

Management evaluated the transaction in light of IFRS5/CPC31 - "Non-Current Assets Held for Sale and Discontinued Operation" and concluded that the discontinuation of 103 Extra Hiper stores (complete transaction) results in the abandonment of an important line of business in the Retail segment, with subsequent sale of non-operating assets (fixed assets, right of use and commercial rights) to Assaí.

As previously mentioned, on December 31, 2021, the Company partially abandoned the Extra Hiper stores (21% of gross revenue from the Extra Hiper business line) and concluded that there was no substantial abandonment of the hypermarkets business line, since, according to IFRS5/CPC31, an abandoned operation should be considered discontinued when it is substantially completed, which occurred in the first quarter of 2022, with the abandonment and delivery of 86% of the total stores to Assaí. Therefore, since the first quarter of 2022, the net gain on disposal of assets and the result of the hypermarket business line are being presented as a discontinued operation (Extra Hiper business line), as well as the comparative financial statements are being restated, in a single line in the income statement, as provided for in IFRS5/CPC31.

In the period ended on December 2022, the Company recorded revenue in the amount of R$3,9 billion, besides to asset write-offs corresponding to the amount of R$1,035 and expenses of R$1,345(R$566 related to dismissal of employees, R$95 cancellation of contracts and R$684 other expenses related to the transaction – costs related to transaction, write-off of balances from other accounts related to stores and demobilization), generating the net result of the transaction in the amount of R$1,564 recorded in the result of Discontinued Operations (Note 33).

1.2 Segregation and discontinuation of subsidiary Éxito's operations in the Company

On September 5, 2022, the Company's Board of Directors became aware of the results of preliminary studies for the eventual segregation of GPA and Éxito and, based on the results of these preliminary studies, authorized Management to finish the studies about this transaction, as well evaluate the necessary measures for its respective formalization, including all the measures for the creation of Éxito's BDRs (Brazilian Depositary Receipts) and ADRs (American Depositary Receipts) programs in Brazil and the United States, respectively.

(In millions of Brazilian reais, unless otherwise stated)

On December 30, 2022 Éxito filed an application for registration as a publicly-held company in the category "A", the application for registration of the Level I Brazilian Depository Receipts ("BDR") program with the CVM, and the application for listing of the BDRs with B3.

The Company has also completed the necessary pre-clearances from major financial creditors during the year ending 2022.

The Administration complied with the main requirements of the segregation process of its subsidiary Éxito in 2022, in accordance with CPC 31/IFRS 5 (non-current asset held for discontinued sale and operation): the subsidiary Éxito and its subsidiaries were presented as assets held for distribution in the balance sheet on December 31, 2022 and discontinued operations in its income statement. In the Financial Statements information as of December 31, 2023, the results of the subsidiary Éxito and its subsidiaries were presented in discontinued operations in the results of the year, until the effective loss of control by GPA, which occurred on July 31 (note 32).

On April 3 and 4, 2023, the CVM and B3 granted Éxito's request for registration as a category "A" public company and the request for Éxito's listing and admission to trading of Brazilian Depositary Receipts Level II ("BDRs") of their issuance before B3, respectively.

On July 3, 2023, the public request for the registration of Éxito was made, through the declaration contained in its form 20-F, before the U.S. Securities and Exchange Commission ("SEC") and on July 25, 2023, the SEC declared the effectiveness of Éxito's form 20-F. With this, the process of reviewing the registration request with the SEC and the Éxito had became registered as a publicly-held company in the three markets (Brazil, Colombia and the United States).

On August 8, 2023, the authorization was obtained from the Financial Superintendency of Colombia (SFC), the Colombian regulatory agency, for the transfer of Éxito shares that were delivered to GPA shareholders within the scope of the Transaction. The Company lost the control over Éxito on this date, consolidating it until the period ended on July 31, 2023

The segregation of the share occurred on August 22, 2023, after the close of B3 trading. The shareholders of common shares issued by GPA received 1 BDR for each GPA share. As of August 23, 2023, the shares started to be traded "ex-right to receive BDRs" and the BDRs started to be traded on B3 under the ticket "EXCO". The BDRs were credited on August 25th. Shareholders of GPA ADRs,received 1 Éxito ADR for every 2 GPA ADRs, with Éxito ADRs starting to be traded normally ("regular way") on the NYSE from August 29, 2023 under the code "EXTO".

The shares distributed represent approximately 83% of GPA's stake in Éxito's share capital. GPA maintained a minority stake in Éxito of 13.31%.

On October 30, 2023, the AGE approved the ratification of the amount of the reduction in GPA's share capital by R$6,659 (see note 24), without changing the number of Éxito shares to be delivered. Previously, at an EGM held on February 14, 2023, the reduction of GPA's capital in the amount of R$ 7,133 was approved through the delivery to GPA shareholders of 1,080,556,276 common shares issued by Éxito and owned by GPA, 4 of which were issuance of Success for each GPA share.

The Company applied CPC 36/IFRS10 to record the loss of control, the effects of which are detailed in note 32 of discontinued operations, and mainly include (i) the recycling of the accumulated balance sheet conversion adjustment in the amount of R$ (1,360) and (ii) the effect of re-measurement at fair value of the remaining interest net of the write-off of the investment in the amount of R$ (746) on the date of loss of control.

The Company also evaluated the accounting of the remaining interest in light of CPC 18/IAS28, considering all factors such as the shareholder agreement signed on August 9, 2023, and

(In millions of Brazilian reais, unless otherwise stated)

concluded in the absence of significant influence. Therefore, the remaining interest is being recorded as a financial asset through profit or loss (FVTPL) in application of CPC 48/IFRS9, under the heading "Financial investments". In addition to the remeasurement effect on the date of loss of control in application of CPC 36/IFRS10, the Company recorded the variation in the fair value of the financial asset between the loss of control and the period ended December 31, 2023, in the amount of R$153, in the financial result, in the profitability of cash equivalents and financial investments category.

On October 13, 2023, the Board of Directors approved the signing of a pre-agreement with Grupo Calleja ("Pre-Agreement"), owner of the leading supermarket retail group in El Salvador that operates under the Super Selectos brand (" Buyer"), for the sale of GPA's entire remaining stake in Éxito, corresponding to 13.31% of Éxito's share capital, within the scope of a public acquisition offer to be launched by the Buyer in Colombia and the United States of America to acquisition of 100% of Éxito shares, subject to the acquisition of 51% of shares ("OPA"). Companies from the Casino group, which own 34.05% of Éxito's share capital, are also parties to the Pre-Agreement and have committed to selling their stake in the OPA. The value of the OPA, considering all of Éxito's shares, is US$1,175 million, equivalent to US$0.9053 per share, with US$156 million (corresponding to R$790 million on the date of approval of the operation) referring to GPA's participation.

On October 31, 2023, the Company's management contracted a hedge operation (NDF – Non-Deliverable Forward) to protect the exchange rate exposure related to the sale of GPA's entire remaining stake in Éxito, corresponding to 13.31% of the share capital of Success. As of December 31, 2023, the fair value of the derivative is R$20. This value is presented in the financial application note.

On January 23, 2024, after the conclusion of the OPA launched by the buyer for the acquisition of Éxito shares, in Colombia and the United States, GPA received the amount of US$156 million (corresponding to R$789 million on January 23, 2024, Included in this value is the positive effect of R$12 from the hedge contracted on October 31st) from the sale of GPA's entire remaining stake in Éxito's share capital.

1.3 Sales and Leaseback transaction

In June 2023, the Company entered into a Sales and Leaseback transaction by signing a Private Instrument of Commitment for the Purchase and Sale of Properties for subsequent leasing, with the purpose of selling 11 GPA-owned supermarket stores to a private fund with a total value of R$330, of which R$140 was received on June 30, 2023 and R$190 on July 7, 2023. The Lease Agreements were signed with an initial term of 15 years, with the exception of 3 Stores that were leased with an initial term of 18 years, renewable for an additional period of the same period, ensuring the continuity of GPA's operations in the Stores under sustainable financial conditions. The gain in this sales and leaseback operation was R$85 in June 2023. The right of use increased by R$81 and the lease liability increased by R$183 in June 2023.

1.4 Sale of property – Barra da Tijuca

In September 2023, the Company definitively sold the property located in Barra da Tijuca, in the city of Rio de Janeiro, where an Extra hypermarket previously operated. This transaction was concluded for the total amount of R$247 fully received on September 30, 2023. The gain on this operation was R$66.

(In millions of Brazilian reais, unless otherwise stated)

1.5 Sale of participation in CNova

GPA held an indirect equity interest of 34% in the share capital of CNova N.V. ("Cnova"). On September 8, 2023, Casino proposed to start negotiations for the sale of the participation indirect corporate interest held by the Company in Cnova for an entity of the Casino group, for a price to be defined and agreed by the parties, based on usual financial evaluation methodologies.

In light of this event, in application of CPC18/IAS28, and considering the provisions contained in CPC25/IAS37, the Company assessed whether there was still a legal or constructive obligation towards its investee, as well as its intention to maintain financial support in this investee. Considering the absence of a legal obligation to recapitalize the investee by GPA, as well as the discussions that culminated in the sale of the investment and, consequently, the Company's intention not to maintain financial support for this investee, the Company reversed the provision for loss of investment in the period ending on September 30, 2023, in the amount of R$872.

The Administration concluded negotiations for the sale of its indirect equity interest in Cnova and on November 25, 2023, the Company's Board of Directors, based on the recommendation of the Independent Special Committee constituted on September 8, 2023, approved the proposal for € 10 million (R$53.5 million) submitted by Casino, based on a fairness opinion prepared by an independent financial institution, for the acquisition of the entire stake held by the Company in Cnova. The transaction value is paid in two installments, with the first installment being paid in cash, representing 80% of the amount due, corresponding to € 8 million (R$ 42.8 million), and the second installment representing the remainder of the price in the amount of € 2 million (R$ 10.7 million), to be paid by June 30, 2024. Settlement of this transaction took place on November 30, 2023.

In addition to the amounts above, it was agreed to pay a variable installment ("Equalization Payment") in the case of a subsequent transaction involving the sale of the interest held by Casino in Cnova or a corporate reorganization of Cnova within a period of 18 (eighteen) months, counting from the settlement date. The objective of the Equalization Payment is to enable the Company to capture the potential additional appreciation of the asset in a subsequent transaction, aiming for the best interests of the company and its shareholders. There is no fair value impact to be recorded regarding these topic on December, 31, 2023.

1.6 Continuity of operations

The Administration assessed the Company's ability to continue operating in the foreseeable future and concluded that it has the capacity to keep its operations and systems functioning normally. Therefore, Administration is not aware of any material uncertainty that could generate significant doubts about the Company's ability to continue operating and the financial statements were prepared based on the going operational continuity.

2. Basis of preparation

The individual and consolidated financial statements were prepared in accordance with international financial reporting standards (International Financial Reporting Standards - IFRS) issued by the International Accounting Standards Board – IASB, by accounting practices adopted in Brazil, Law nº 6,404/76 , and technical pronouncements and interpretations issued by the Accounting Pronouncements Committee - CPC and ratified by the Securities and Exchange Commission - CVM ("financial statements").

The financial information, individual and consolidated, were prepared based on historical cost, except for certain financial instruments measured at fair value. All relevant information specific to the financial statements, and only these, are being evidenced and correspond to those used by Management in its management of the Company's activities.

The financial information, individual and consolidated, are being presented in millions of reais – R$. The Company's functional currency is the Brazilian real – R$. The functional currency of subsidiaries and associates located abroad is the local currency of each jurisdiction where these subsidiaries operate.

The individual and consolidated financial information for the year ended December 31, 2023 were approved by the Board of Directors on February 21, 2024.

The statements of cash flows include continuing and discontinued operations in line with technical pronouncement CPC31/ IFRS 5.

The financial information include the accounting information of all subsidiaries over which the Company has direct or indirect control. The determination of which subsidiaries are controlled by the Company and the procedures for full consolidation follow the concepts and principles established by CPC 36 (R3)/ IFRS 10.

The financial information of the subsidiaries are prepared on the same date as the closing of the Company's fiscal years, adopting consistent accounting policies. All balances between Group companies, including income and expenses, unrealized gains and losses and dividends resulting from transactions between Group companies are fully eliminated.

Gains or losses arising from changes in ownership interest in subsidiaries, which do not result in loss of control, are accounted for directly in shareholders' equity.

In the individual financial information, interests are calculated considering the percentage held by the Company in its subsidiaries. In the consolidated financial statements, the Company fully consolidates all its subsidiaries, keeping the non-controlling interest highlighted in a specific line in shareholders' equity and income statement.

3. Material accounting policy information

The main accounting policies and practices are described in each corresponding explanatory note, except for the accounting practices below that are related to more than one explanatory note. Accounting policies and practices have been consistently applied to the years presented and to the Company's individual and consolidated financial statements.

3.1 Financial instruments

Financial assets are recognized when the Company or its subsidiaries assume contractual rights to receive cash or other financial assets from contracts to which they are a party. Financial assets are derecognised when the rights to receive cash tied to the financial asset expire or the risks and benefits are substantially transferred to third parties. Assets and liabilities are recognized when rights and / or obligations are retained in the transfer by the Company.

Financial liabilities are recognized when the Company and/or its subsidiaries assume contractual obligations for settlement in cash or in the assumption of third party obligations through a contract to which they are a party. Financial liabilities are derecognised when they are settled, extinguished or expired.

Purchases or sales of financial assets that require delivery of assets within a period defined by regulation or market convention (trading under normal conditions) are recognized on the trade date, that is, on the date on which the Company and its subsidiaries undertake to whether to buy or sell the asset.

(i) Classification and measurement of financial assets and liabilities

According to CPC 48 / IFRS 9, on initial recognition, a financial asset is classified as measured: at amortized cost; fair value through other results ("FVOCI") - or fair value through results ("FVPL"). The classification of financial assets according to CPC 48 / IFRS 9 is generally based on the business model in which a financial asset is managed and on its contractual cash flow characteristics. Embedded derivatives in which the master contract is a financial asset within the scope of the standard are never separated. Instead, the hybrid financial instrument is rated for classification as a whole.

A financial asset is measured at amortized cost if it meets both of the following conditions and is not designated as measured at FVPL:

• is maintained within a business model whose objective is to maintain financial assets to receive contractual cash flows; and

• its contractual terms generate, on specific dates, cash flows that are related to the payment of principal and interest on the principal amount outstanding.

A debt instrument is measured at FVOCI if it meets both of the following conditions and is not designated as measured at FVPL:

• is maintained within a business model whose objective is achieved both by receiving contractual cash flows and by selling financial assets; and

• its contractual terms generate, on specific dates, cash flows that are only payments of principal and interest on the principal amount outstanding.

In the initial recognition of an investment in an equity instrument that is not held for trading, the Company may irrevocably choose to present subsequent changes in the fair value of the investment in other comprehensive income ("OCI"). This choice is made investment by investment.

All financial assets not classified as measured at amortized cost or FVOCI, as described above, are classified as FVPL. This includes all derivative financial assets. Upon initial recognition, the Company may irrevocably designate a financial asset that otherwise meets the requirements to be measured at amortized cost, FVOCI or FVPL if this eliminates or significantly reduces an accounting mismatch that would otherwise arise (fair value option available in CPC 48 / IFRS 9).

A financial asset (unless it is an accounts receivable from customers without a significant financing component that is initially measured at the transaction price) is initially measured at fair value, plus, for an item not measured at FVPL, the transaction costs that are directly attributable to your acquisition.

Financial assets measured at FVPL - These assets are subsequently measured at fair value. The net result, including interest or dividend income, is recognized in the result.

Financial assets at amortized cost - These assets are measured subsequently to the amortized cost using the effective interest method. The amortized cost is reduced by impairment losses. Interest income, foreign exchange gains and losses and losses are recognized in income. Any gain or loss on derecognition is recognized in income.

Financial assets to FVOCI - These assets are measured subsequently at fair value. Interest income calculated using the effective interest method, foreign exchange gains and losses and impairment losses are recognized in income. Other net results are recognized in OCI. Upon derecognition, the accumulated result in OCI is reclassified to the result.

(ii) Derecognition of financial assets and liabilities

A financial asset (or, as the case may be, part of a financial asset or part of a group of similar financial assets) is derecognised when:

- Expiry rights to receive cash flows.
- The Company and its subsidiaries transfer their rights to receive cash flows from the asset or assume an obligation to fully pay the cash flows received to a third party, pursuant to a transfer agreement; and (a) the Company substantially transferred all the risks and benefits related to the asset; or (b) the Company did not transfer, nor substantially retained all the risks and benefits related to the asset, but transferred its control.

When the Company and its subsidiaries assign their rights to receive cash flows from an asset or enter into a transfer agreement, without substantially transferring or retaining all the risks and benefits related to the asset or transferring control of the asset, the asset is maintained and recognizes a corresponding liability. The transferred asset and the corresponding liability are measured in a way that reflects the rights and obligations retained by the Company and its subsidiaries.

A financial liability is derecognised when the obligation underlying the liability is paid, canceled or expired.

When an existing financial liability is replaced by another from the same creditor, under substantially different terms, or the terms of an existing liability are substantially modified, such replacement or modification is treated as derecognition of the original liability and recognition of a new liability, and the difference between the respective book values is recognized in the income for the year.

(iii) Offsetting of financial instruments

Financial assets and liabilities are offset and presented stated net in the financial statements, only if, there is a currently enforceable legal right to offset the recognized amounts and there is an intention of settling them on a net basis or realizing the assets and settling the liabilities simultaneously.

Derivative financial instruments

The Company uses derivative financial instruments to limit the exposure to variation not related to the local market such as interest rate and exchange rate swaps. These derivative financial instruments are initially recognized at fair value on the date on which a derivative contract is entered into and are subsequently re-measured at fair value at the end of each reporting period. Derivatives are accounted for as financial assets when their fair value is positive and as financial liabilities when their fair value is negative. Any gains or losses arising from changes in the fair value of derivatives are recognized as financial income or expenses.

At the inception of a hedge relationship, the Company formally designates and documents the hedge relationship to which it intends to apply hedge accounting and its objective and risk management strategy for contracting the hedge. The documentation includes identification of the hedging instrument, the hedged item or transaction, the nature of the risk being hedged and how the Company will assess the effectiveness of the changes in the hedging instrument's fair value in offsetting the exposure to changes in the fair value of the hedged item or cash flow attributable to the hedged risk. These hedges are expected to be highly effective in offsetting changes in the fair value or cash flow and are assessed on an ongoing basis to determine if they actually have been highly effective throughout the periods for which they were designated.

The following are recognized as fair value hedges, in accordance with the procedures below:

- The change in the fair value of a derivative financial instrument classified as fair value hedging is recognized as financial result. The change in the fair value of the hedged item is recorded as a part of the carrying amount of the hedged item and is recognized in the statement of operations.

- In order to calculate the fair value, debts and swaps are measured through rates disclosed in the financial market and projected up to their maturity date. The discount rate used in the calculation by the interpolation method for borrowings denominated in foreign currency is developed through DDI curves, free coupon and DI, indexes disclosed by the B3 (the Brazilian Securities, Commodities and Futures Exchange), whereas for borrowings denominated in reais, the Company uses the DI curve, an index published by the CETIP and calculated through the exponential interpolation method.

The Company uses financial instruments only to protect identified risks limited to 100% of the value of these risks. Derivative transactions are exclusively used to reduce exposure to foreign currency and interest rate fluctuation, in order to maintain the balance of the capital structure.

Cash flow hedge

Derivative instruments are recorded as cash flow hedge, using the following principles:

- The effective portion of the gain or loss on the hedging instrument is recognized directly in equity in other comprehensive income. In case the hedge relationship no longer meets the hedging ratio but the objective of management risk remains unchanged, the Company should "rebalance" the hedge ratio to meet the eligibility criteria.

- Any remaining gain or loss on the hedge instrument (including arising from the "rebalancing" of the hedge ratio) is ineffective, and therefore should be recognized in profit or loss.

- Amounts recorded in other comprehensive income are immediately transferred to the income statement together with the hedged transaction by affecting the income statement, for example, when the hedge financial income or expense is recognized or when a forecast sale occurs. When the hedged item is the cost of a non-financial asset or liability, the amounts recorded in equity are transferred to the initial carrying amount of the non-financial asset or liability.

- The Company should prospectively discontinue hedge accounting only when the hedge relationship no longer meets the qualification criteria (after taking into account any rebalancing of the hedge relationship).

- If the expected transaction or firm commitment is no longer expected, amounts previously recognized in OCI are transferred to the income statement. If the hedging instrument expires or is sold, terminated or exercised without replacement or rollover, or if its hedge classification is revoked, gains or losses previously recognized in comprehensive income remain deferred in equity in other comprehensive income until the expected transaction or firm commitment affect the profit or loss.

Impairment of financial assets

CPC 48 / IFRS 9 replaces the "incurred loss" model of CPC 38 / IAS 39 with an expected credit losses model. The new impairment loss model applies to financial assets measured at amortized cost, contractual assets and debt instruments measured at FVOCI, but does not apply to investments in equity instruments (shares) or financial assets measured at FVPL.

According to CPC 48 / IFRS 9, provisions for losses are measured at one of the following bases:

- Credit losses expected for 12 months (general model): these are credit losses that result in possible default events within 12 months from the balance sheet date and, subsequently, in case of deterioration of the credit risk, throughout the life of the instrument.

- Full lifetime expected credit losses (simplified model): these are credit losses resulting from all possible default events over the expected life of a financial instrument.

- Practical expedient: these are expected credit losses that are consistent with reasonable and sustainable information available, on the balance sheet date about past events, current conditions and forecasts of future economic conditions, which enable the verification of probable future loss based on the historical credit loss occurred in accordance with the maturity of securities.

The Company chose to measure provisions for losses from accounts receivable and other receivables and contractual assets at an amount that equals the credit loss expected for the full lifetime, and for trade accounts receivable, whose portfolio of receivables is fragmented, rents receivable, wholesale accounts receivable and accounts receivable from freight companies, the practical expedient was applied through the adoption of a matrix of losses for each maturity range.

When determining whether the credit risk of a financial asset increased significantly since its initial recognition and while estimating the expected credit losses, the Company takes into account reasonable and sustainable information that is relevant and available free of cost or excessive effort. This includes quantitative and qualitative information and analysis, based on the Company's historical experience, during credit appraisal and considering information about projections.

The Company assumes that the credit risk of a financial asset increased significantly if the asset is overdue more than 90 days.

The Company considers a financial asset as in default when:

- There is little likelihood that the debtor will fully pay their obligations to the Company, without resorting to actions such as execution of guarantees (if any); or

- The financial asset is overdue more than 90 days.

The Company determined the credit risk of a debt security by analyzing the payment history, financial and macroeconomic conditions of the counterparty and the assessment of rating agencies, when applicable, thereby assessing each debt security individually.

The maximum period considered when estimating the expected credit loss is the maximum contractual period during which the company is exposed to the credit risk.

Measurement of expected credit losses – Expected credit losses are estimates weighted by the probability of credit losses based on historical losses and projections of related assumptions. Credit losses are measured at present value based on all cash insufficiencies (i.e. the differences between the cash flows owed to the Company according to contracts and the cash flows the Company expects to receive).

Expected credit losses are discounted by the effective interest rate of the financial asset.

Financial assets with credit recovery problems – On each reporting date, the Company evaluates whether the financial assets recorded at amortized cost and the debt securities measured at FVOCI show any indication of impairment. A financial asset shows "indication of impairment loss" in the occurrence of one or more events with negative impact on the estimated future cash flows of the financial asset.

Presentation of impairment loss – Provision for losses for financial assets measured at amortized cost are deducted from the gross book value of the assets.

For financial instruments measured at FVOCI, the provision for losses is recognized in OCI, instead of deducting the book value of the asset.

Impairment losses related to trade accounts receivable and other receivables, including contractual assets, are presented separately in the statement of income and OCI. Impairment of other financial assets is reported under "selling expenses".

Accounts receivable and contractual assets – The Company considers the model and some of the assumptions used in the calculation of these expected credit losses as the main sources of uncertainty in the estimate.

The positions within each group were segmented based on common credit risk characteristics, such as:

- Credit risk level and historical losses – for wholesale clients and property rental; and
- Delinquency status, default risk and historical losses – for credit card operators and other clients.

Adjustment to present value of assets and liabilities

Long-term assets and liabilities are adjusted to their present value, calculated taking into account the contractual cash flows and the respective interest rate, explicit or implicit. Short-term assets and liabilities are not adjusted to present value.

3.2. Foreign currency transactions

Foreign currency transactions are initially recognized at the market value of the corresponding currencies on the date the transaction qualifies for recognition.

Monetary assets and liabilities denominated in foreign currencies are converted into Real, according to the exchange rates of the respective currencies at the end of the years. Differences arising from the payment or translation of monetary items are recognized in the financial result.

3.3. Classification of assets and liabilities as current and non-current

The Company presents the assets and liabilities in the financial statement based on the classification of current and non-current.

The asset should be classified as current when it meets any of the following criteria:

- Expected to be carried out, or intended to be sold or consumed in the normal course of the entity's operating cycle
- Is maintained essentially for the purpose of being traded
- It is expected to take place up to twelve months after the balance sheet date
- Is cash or cash equivalent (as defined in Technical Pronouncement CPC 03/IAS 7 - Statement of Cash Flows), unless its exchange or use for settlement of liabilities is prohibited for at least twelve months after the balance sheet date

All other assets must be classified as non-current.

Liabilities should be classified as current when they meet any of the following criteria:

- Expected to be settled during the entity's normal operating cycle
- Is maintained essentially for the purpose of being traded
- Must be settled within twelve months after the balance sheet date
- The entity has no unconditional right to defer settlement of the liability for at least twelve months after the balance sheet date

(In millions of Brazilian reais, unless otherwise stated)

All other liabilities must be classified as non-current.

Deferred tax assets and liabilities are classified as "non-current", net by legal entity, as provided for in CPC32/ IAS12.

3.4. Translation of subsidiaries and associates located in other countries

The financial statements are presented in reais, which is the parent company's functional currency. Each entity determines its functional currency and all of its financial transactions are measured in that currency.

The financial statements of subsidiaries located in other countries that use a functional currency other than that of the parent company are translated into reais at the balance sheet date, according to the following criteria:

- Assets and liabilities, including goodwill and market value adjustments, are translated into reais at the exchange rate on the balance sheet date.
- Income statement and cash flow statement are translated into reais using the average rate, unless significant variations occur, when the rate on the transaction date is used.
- Equity accounts are maintained at the historical balance in reais and the variation is recorded under the equity valuation adjustments item as other comprehensive income.

Exchange rate differences are recognized directly in a separate component of equity. When a foreign operation is sold, the accumulated amount of exchange variation adjustment in shareholders' equity is recorded in the income statement for the year.

3.5. Hyperinflation

As of September 2018, Argentina has become considered a hyperinflationary economy. According to CPC 42 / IAS 29 – "Accounting in Hyperinflationary Economy" based on the current cost approach, non-monetary assets and liabilities, equity and operating results of indirect subsidiary Libertad, headquartered in Argentina, a direct subsidiary of Éxito, whose currency functional is the Argentine peso, they are being adjusted so that the values are disclosed in the measurement monetary unit at the end of the year.

This unit considers the effects measured by the Consumer Price Index ("IPC") in Argentina as of January 1, 2017 and the Domestic Retail Price Index in Argentina ("IPIM") until December 31, 2016.

3.6. Accounting for equity interests at cost arising from corporate restructuring and carried out with related parties

The Company records, at historical cost, the interests arising from corporate restructuring acquired from related parties without economic essence. The difference between the cost balance and the acquired value is recorded in equity when the transaction is made between companies under common control. Transactions do not qualify as a business combination under CPC 15R / IFRS 3R.

(In millions of Brazilian reais, unless otherwise stated)

3.7. Statement of value added

This statement intends to evidence the wealth created by the Group and its distribution in a given year and is presented as required by Brazilian Corporation Law as part of its parent company and consolidated financial statements, as it is neither mandatory nor established by IFRS.

This statement was prepared based on information obtained from accounting records which provide the basis for the preparation of the financial statements, additional records, and in accordance with technical pronouncement CPC 09 – Statement of Value Added, The first part presents the wealth created by the Company and its subsidiaries, represented by revenue (gross sale revenue, including taxes, other revenue and the effects of the allowance for doubtful accounts), inputs acquired from third parties (cost of sales and acquisition of materials, energy and outsourced services, including taxes at the time of acquisition, the effects of losses and the recovery of assets, and depreciation and amortization) and value added received from third parties (equity in the earnings of subsidiaries, financial income and other revenues). The second part of the statement presents the distribution of wealth among personnel, taxes, fees and contributions; and value distributed to third party creditors and shareholders.

4. Adoption of new procedures, amendments to and interpretations of existing standards issued by the IASB and CPC

4.1. Amendments and new interpretations of mandatory application from the current year.

In 2023, the Company evaluated the amendments and new interpretations to the CPCs and IFRSs issued by the CPC and IASB, respectively, which are mandatorily effective for accounting periods beginning on or after January 1, 2023. The main changes are:

Pronouncement	Description	Applicable to annual periods starting in or after
Changes in CPC 26 /IAS 1	Presentation of Financial Statements	01/01/2023
Changes in CPC 23 / IAS 8	Distinction of the differences between changes in accounting policies and changes in accounting estimates	01/01/2023
Changes in CPC 32 / IAS 12	Taxes on Income - CPC 32. Deferred tax related to Assets and Liabilities resulting from a single transaction	01/01/2023
Adoption of CPC 50 / IFRS 17	Insurance contracts – CPC 50 Impacts for insurers and reinsurers	01/01/2023
Changes in CPC 32 / IAS 12	Changes to IAS 12 regarding Pillar 2	01/01/2023

The adoption of these standards did not result in material impacts on the Company's individual and consolidated financial statements.

(In millions of Brazilian reais, unless otherwise stated)

4.2 New and revised standards and interpretations already issued and not yet effective

The Company did not early adopt the new CPCs and IFRSs. Below is the main revision already issued and not yet effective:

Pronouncement	Description	Applicable to annual periods starting in or after
Changes in CPC 03 / IAS 7 and CPC 40 / IFRS 7	Definition and disclosure of additional information for supplier financing.	01/01/2024
Changes in CPC 26 / IAS 1	Definition of the change in the disclosure of long-term liabilities with Covenants and classification of liabilities as current or non-current.	01/01/2024
Changes in CPC 02 / IAS 21	Determine whether a currency is convertible and how it should be determined a spot exchange rate when there is a lack of exchangeability.	01/01/2025
Changes in CPC 06 (R2) / IFRS 16	Treatment of lease liabilities in Sale and Leaseback transactions	01/01/2024
Adoption of IFRS S1	General requirements for disclosure of related financial information to sustainability	01/01/2024
Adoption of IFRS S2	Climate-related disclosures	01/01/2024
Changes in CPC 18 (R2) / IAS 28	Sale or contribution of assets between an investor and its affiliate or joint venture.	The effective date has not yet been deffined by IASB

Significant impacts on the Company's individual and consolidated financial statements are not expected as a result of this changes.

5. Significant accounting judgments, estimates and assumptions

The preparation of the individual and consolidated financial information of the Company requires Management to make judgments, estimates and assumptions that impact the reported amounts of revenue, expenses, assets and liabilities, and the disclosure of contingent liabilities at the end of the year; however, uncertainty about these assumptions and estimates could result in outcomes that require material adjustments to the carrying amount of the asset or liability impacted in future periods.

In the process of applying the Company's accounting policies, Management adopted judgments, which have the most significant impact on the amounts recognized in the parent company and consolidated according to the information included in the following explanatory notes:

- Business discontinuity - Note nº 1.1 and 1.2
- Impairment – impairment and useful life of fixed and intangible assets: Notes 8.2, 9.1, 14.1, 15.1 e 15.2
- Inventories: Estimation of provisions for loss estimates: Note 10
- Taxes to be recovered: Expected realization of tax credits: Note 11
- Fair value of derivatives and other financial instruments: Measurement of the fair value of derivatives: Note 18
- Provision for lawsuits: Record of provision for claims wicth likelihood of loss probable, estimated with a certain degree of reasonability: Note 21
- Income tax: Record of provisions based on reasonable estimates: Note 20.
- Lease: determination of the lease term and the incremental interest rate - Note 22.
- Share-based payments: Estimated fair value of transactions based on a valuation model - Note 24.

(In millions of Brazilian reais, unless otherwise stated)

6. Cash and cash equivalents

Cash and cash equivalents consist of cash, bank accounts and highly liquid investments that are readily convertible into a known cash amount, and are subject to an insignificant risk of change in value, with intention and possibility to be redeemed in the short term, up to 90 days

		Parent Company		Consolidated	
		12.31.2023	12.31.2022	12.31.2023	12.31.2022
Cash and banks – Brazil		**245**	98	**246**	99
Cash and banks – Abroad	(*)	**74**	79	**74**	79
Short-term investments – Brazil	(**)	**2,475**	3,455	**2,651**	3,573
		2,794	3,632	**2,971**	3,751

(*) As of December 31, 2023, refers to the Company's funds invested in the United States, in US dollars, converted as of December 31, 2023 in the amount of R$74 (R$ 79 on December 31, 2022).

(**) Financial investments, on December 31, 2023, substantially comprise repurchase operations and CDB, remunerated by the weighted average of 100.15% (101.38% on December 31, 2022) of the CDI (Interbank Deposit Certificate).

7. Financial Applications

The company has certain financial investments separate from cash and cash equivalents due to specific characteristics of these securities. The amount of R$499 in the parent company and R$777 in consolidated is made up of R$482 in the parent company and R$760 in consolidated (which includes the positive effect of the derivative in the amount of R$20) referring to the remaining interest of 13.31 % in Grupo Éxito (note 1.2) and R$17 in the parent company in CDB (Bank Deposit Certificate).

On January 23, 2024, GPA liquidated the remaining participation in Grupo Éxito corresponding to 13.31%, by receiving US$156 (corresponding to R$789 on this date net of the derivative), (note 1.2).

8. Trade receivables

Trade receivables balances are initially recorded at the transaction amount, wich corresponds to the sale value, and are subsequently measured according to the portfolio: (i) fair value through other comprehensive income (FVOCI), in the case of receivables from credit card and (ii) amortized cost, mainly a customer portfolio.

Credit losses on financial assets are measured at amortized cost deducted by the gross assets carrying amount.

For financial instruments measured at FVOCI, estimated losses are recorded in OCI instead of reduce the carrying amount of the asset.

At each reporting date, the Company evaluates if the financial assets recorded at amortized cost or FVOCI show any indication of impairment. A financial asset shows indication of impairment loss when there is one or more events with adverse impact on the estimated future cash flows of the financial asset.

Receivables are considered irrecoverable and therefore written off from the accounts receivable portfolio when the payment is not made after 360 days from the due date. At each annual closing of

(In millions of Brazilian reais, unless otherwise stated)

the balance sheets, the Company and its subsidiaries assess whether the assets or groups of financial assets have impairment.

	Controladora		Consolidado	
	12.31.2023	12.31.2022	12.31.2023	12.31.2022
Credit card companies	**109**	79	**109**	79
Credit card companies - related parties (note 12.2)	**8**	4	**8**	4
Sales vouchers and trade receivables	**223**	182	**272**	255
Private label credit card	**30**	34	**30**	34
Receivables from related parties (note 12.2)	**21**	5	**9**	5
Receivables from suppliers	**32**	42	**32**	42
Allowance for doubtful accounts (note 8.2)	**(3)**	(2)	**(2)**	(2)
	420	344	**458**	417

8.1. Credit Card Companies

As part of its management strategy, the Company and its subsidiaries periodically sells a portion of its credit card receivables to financial institutions or credit card companies in order to strengthen their working capital, without recourse or related obligation, having its financial costs recognized in the financial result.

8.2. Allowance for doubtful accounts on trade receivables

	Controladora		Consolidado	
	12.31.2023	12.31.2022	12.31.2023	12.31.2022
At the beginning of the period	**(2)**	-	**(2)**	(35)
Allowance booked for the period	**(4)**	(2)	**(20)**	(40)
Write-offs of receivables	**3**	-	**25**	38
Discontinued operations	**-**	-	**(7)**	25
Foreign currency translation adjustment	**-**	-	**2**	10
At the end of the period	**(3)**	(2)	**(2)**	(2)

Below is the aging list of consolidated gross receivables, by maturity period:

	Total	Not yet due	<30 days	30-60 days	61-90 days	>90 days
12.31.2023	**460**	**447**	**9**	**1**	**1**	**2**
12.31.2022	419	404	10	1	1	3

(In millions of Brazilian reais, unless otherwise stated)

9. Other receivables

	Parent Company		Consolidated	
	12.31.2023	12.31.2022	12.31.2023	12.31.2022
Accounts receivable – GCB (*)	**588**	603	**588**	603
Accounts receivable – Sendas (**)	**108**	-	**108**	-
Receivable from sale of subsidiaries	**61**	72	**61**	72
Lease receivables	**15**	21	**15**	21
Sale of real estate properties	**11**	61	**11**	61
Others (***)	**97**	230	**146**	256
Allowance for doubtful accounts on other receivables (note 9.1)	**(4)**	(7)	**(4)**	(7)
	876	980	**925**	1.006
Current	**66**	254	**115**	279
Noncurrent	**810**	726	**810**	727

(*) Amounts receivable from Grupo Casas Bahia S.A. ("GCB"), a subsidiary sold in 2019. The amount of R$588 includes the amount of R$573 corresponding to GPA's right to receive from GCB the refund of the tax credit arising from the topic related to the exclusion of ICMS from the PIS and COFINS calculation base of its former subsidiary Globex. After obtaining final judgment in the case, GPA is entitled to the credits relating to the period from 2003 to 2010.

(**) The amount receivable from Sendas was reclassified from the Related Parties group since Sendas was no longer considered a related party of GPA due to the total sale of its stake by the controlling shareholder Casino, which occurred in June 2023.

(***) Includes the amount of R$24 (R$139 on December 31, 2022) remaining to be received from the Barzel Real Estate Fund for the sale of the 7 properties related to the demobilization of the Hypermarkets (Note nº1.1). The Company will pass on the amounts received to Sendas, since the Company has already received the advance for the sale of the properties from it.

9.1. Allowance for doubtful accounts on other receivables

	Parent Company		Consolidated	
	12.31.2023	12.31.2022	12.31.2023	12.31.2022
At the beginning of the Period	**(7)**	(15)	**(7)**	(15)
Write-offs recorded in the period	**3**	8	**3**	8
At the end of the Period	**(4)**	(7)	**(4)**	(7)

10. Inventories

Inventories are initially accounted for at cost and revalued at net realizable value. Inventories purchased are recorded at average cost, including warehouse and handling costs, to the extent these costs are necessary to bring inventories available for sale in the stores, less bonuses received from suppliers.

Net realizable value is the selling price in the ordinary course of business, less the estimated costs to sell, such as: (i) taxes on the sale; (ii) personnel expenses directly linked to the sale; (iii) cost of the

(In millions of Brazilian reais, unless otherwise stated)

goods; and (iv) other costs necessary to bring the goods in a condition of sale.

Inventories are reduced to their recoverable value through estimates for the provision for losses, and shrinkage, scrap, slow turnover of goods and estimation of loss for goods that will be sold with negative gross margin, which is periodically analyzed and evaluated for its adequacy.

Bonuses received from suppliers are measured and recognized based on contracts and agreements signed, and recorded in the statement of operations when the corresponding inventories are sold. Includes purchase volume agreement, logistics and specific negotiations to recover margin, reimbursement agreement (marketing expenses), among others, and are deducted from payables to the respective suppliers, once the Company is contractually entitled to settle trade payables net of these bonuses.

	Parent Company		Consolidated	
	12.31.2023	12.31.2022	12.31.2023	12.31.2022
Stores	**1,190**	1,286	**1,191**	1,286
Distribution centers	**847**	809	**847**	809
Allowance for losses on inventory obsolescence and damages (note 10.2)	**(86)**	(49)	**(86)**	(49)
	1,951	2,046	**1,952**	2,046

10.1. Commercial agreements on inventories and storage costs

On December 31, 2023, the amount of unrealized commercial agreements, presented as reducing the inventory balance, amounted to R$42 (R$40 on December 31, 2022).

10.2. Allowance for losses on inventory obsolescence and damages

	Parent Company		Consolidated	
	12.31.2023	12.31.2022	12.31.2023	12.31.2022
At the beginning of the Period	**(49)**	(78)	**(49)**	(96)
Additions	**(37)**	(112)	**(43)**	(113)
Write-offs / reversal	**-**	143	**-**	141
Foreign currency translation adjustment	**-**	-	**-**	5
Discontinued operation	**-**	-	**6**	14
Incorporation	**-**	(2)	**-**	-
At the end of the Period	**(86)**	(49)	**(86)**	(49)

(In millions of Brazilian reais, unless otherwise stated)

11. Recoverable taxes

The Company records tax credits in the normal course of its operations and whenever it gathers legal, documentary and factual understanding about such credits that allow their recognition, including the realization estimate, with ICMS being recognized as a "cost of goods sold" reduction and PIS and COFINS as a reducer of the income accounts on which the credits are calculated.

These taxes are realized based on growth projections, operational issues and generation of debts for consumption of these credits by the Group's companies.

	Parent Company		Consolidated	
	12.31.2023	12.31.2022	12.31.2023	12.31.2022
ICMS (note 11.1)	**660**	856	**660**	856
PIS/COFINS (note 11.2)	**2,153**	2,218	**2,190**	2,253
Social Security Contribution – INSS (Note 11.3)	**274**	247	**276**	250
Income tax and social contribution	**408**	509	**419**	521
Others	**67**	40	**69**	42
Total	**3,562**	3,870	**3,614**	3,922
Current	**1,028**	1,074	**1,078**	1,114
Noncurrent	**2,534**	2,796	**2,536**	2,808

11.1. Schedule of expected realization of ICMS

Since 2008, the Brazilian States have been substantially changing their laws aiming at implementing and broadening the ICMS tax substitution system ("ICMS-ST"). Referred system implies the prepayment of ICMS throughout the commercial chain, upon goods outflow from manufacturer or importer or their inflow into the State. The expansion of such system to a wider range of products traded at retail is based on the assumption that the trading cycle of these products will end in the State, so that ICMS is fully owed thereto.

(In millions of Brazilian reais, unless otherwise stated)

To supply its stores, the Company maintains distribution centers strategically located in certain States and the Federal District, which receive goods with ICMS from the entire commercial chain already anticipated (due to tax substitution) by suppliers or by the Company itself and, then, they send them to establishments located in other States. This interstate remittance guarantees the Company the right to reimbursement of the previously anticipated ICMS, that is, the commercial chain ICMS paid upon acquisition becomes a tax credit to be reimbursed, in accordance with the internal legislation of each state.

The refund process requires the evidence through tax documents and digital files of the operations that entitled the Company to refund. Only after its previous legal ratification by State Tax Authorities and/or compliance with specific ancillary obligations aiming to support these credits, which occurs in periods after these credits are generated.

Considering that a large volume of items sold at retail is subject to tax substitution and that, subsequently, part of the advance tax is subject to reimbursement, the Company has made these credits with authorization for immediate compensation due to its operation, by obtaining special regime, and also through other procedures regulated by state regulations.

For credits that cannot be offset immediately, the Company's Management, based on a technical recovery study, which was prepared considering the expectation of future growth and consequent compensation with debts arising from its operations, believes that future compensation is viable. The studies mentioned are prepared and reviewed annually based on information extracted from the strategic planning previously approved by the Company's Board of Directors. For interim accounting information, the Company's Management has monitoring controls over adherence to the annually established plan, reevaluating and including new elements that contribute to the realization of the ICMS balance to be recovered, as shown in the table below. As of December 31, 2023, no modifications to previously prepared plans were necessary.

In	Parent Company	Consolidated
Up to one year	399	399
From 1 to 2 years	105	105
From 2 to 3 years	53	53
From 3 to 4 years	42	42
From 4 to 5 years	16	16
More than 5 years	45	45
	660	660

In 2023, the amount of R$ 221 was recorded relating to the monetary adjustment of ICMS-ST reimbursement; of which R$133 in continued operation and R$88 in discontinued operation.

11.2 Schedule of expected realization of PIS and COFINS

The evidence leading the Company to conclude on the PIS and COFINS credit entitlement includes i) interpretation of tax legislation, ii) internal and external factors, such as case law and market interpretations that were part of the analysis, and iii) analysis by external legal advisors regarding the issues and iv) accounting assessment on the issue.

(In millions of Brazilian reais, unless otherwise stated)

In June 2022, the 2nd Class of the Higher Justice Court (STJ) recognized the illegality of the early revocation of the tax incentive provided for in Law 11,196/05. The Law reduce to zero the PIS and COFINS rates levied on revenues from the sale of certain technology products. As a result of this judgment, the Company recorded credits in the amount of R$160 in the second quarter of 2022.

On September 6, 2022, the Company obtained a favorable decision in a lawsuit related to the exclusion of ICMS from the PIS and COFINS calculation basis, which is carried out separately from other lawsuits on the same topic whose credits have already been recognized in the financial statements in 2020. Due to the favorable decision, the Company recorded an additional credit in the amount of R$106 (R$71 of which in the financial result).

The realization of the PIS and COFINS balance is shown below:

In	Parent Company	Consolidated
Up to one year	497	534
From 1 to 2 years	369	369
From 2 to 3 years	493	493
From 3 to 4 years	481	481
From 4 to 5 years	313	313
	2.153	2.190

In addition to the registered credits, the company has contingent tax assets in the order of R$194 related to PIS and COFINS credits.

11.3 INSS

On August 28, 2020, the Federal Supreme Court (STF), in general repercussion, recognized that the incidence of social security contributions (INSS) on the constitutional third of vacations was constitutional. The Company has been following the development of these issues, and together with its legal advisors, concluded that the elements so far do not impact the expectation of realization. The amount involved in parent company and consolidated is equivalent to R$161, on December 31, 2023 (R$151, on December 31, 202

12. Related parties

12.1. Management and advisory committees compensation

The expenses related to the remuneration of Senior Management personnel (directors appointed in accordance with the Bylaws and the Board of Directors and the respective advisory Committees) for the years ending in 2023 and 2022 were as follows:

(In thousands of Brazilian reais)

	Base salary(**)		Variable compensation		Stock option plan – Note 24		Total	
	2023	2022	2023	2022	2023	2022	2023	2022
Board of directors (*)	22,701	48,323	-	-	837	13,646	23,538	61,969
Executive officers	22,506	29,368	3,900	-	2,052	2,383	28,458	31,751
Fiscal Council	186	432	-	-	-	-	186	432
	45,393	78,123	3,900	-	2,889	16,029	52,182	94,152

(*) The compensation of the Board of Directors' advisory committees (Human Resources and Compensation, Audit, Finance, Sustainable Development and Corporate Governance) is included in this line.
(**) Including rescissory costs.

(In millions of Brazilian reais, unless otherwise stated)

12.2. Balances and transactions with related parties

Transactions with related parties refer mainly to transactions between the Company and its subsidiaries and other related entities and were substantially accounted for in accordance with the prices, terms and conditions agreed between the parties.

	Parent company									
	Balances								Transactions	
	Trade receivables		Other assets		Trade payables		Other liabilities		Revenues (expenses)	
	12.31.2023	12.31.2022	12.31.2023	12.31.2022	12.31.2023	12.31.2022	12.31.2023	12.31.2022	12.31.2023	12.31.2022
Controlling shareholders:										
Casino (i)	**-**	-	**11**	-	**6**	-	**4**	10	**(23)**	(30)
Euris (i)	**-**	-	**-**	-	**-**	-	**1**	1	**(3)**	(3)
Helicco	**-**	-	**-**	-	**-**	-	**1**	-	**-**	-
Subsidiaries:										
Êxito (ii)	**-**	-	**-**	-	**-**	-	**-**	-	**-**	14
Novasoc Comercial	**-**	-	**46**	47	**-**	-	**1**	1	**5**	4
SCB Distribuição e Comércio (*)	**-**	-	**-**	-	**-**	-	**-**	-	**-**	46
Stix Fidelidade (x)	**12**	-	**-**	18	**13**	11	**-**	5	**(83)**	(141)
Cheftime (ix)	**-**	-	**-**	5	**-**	-	**-**	1	**-**	3
James Intermediação (*)	**-**	-	**-**	-	**-**	-	**-**	-	**-**	(6)
GPA M&P	**-**	-	**-**	-	**-**	-	**8**	8	**-**	-
GPA Logistica	**-**	-	**143**	126	**-**	-	**112**	96	**12**	8
Associates										
FIC (iii)	**8**	4	**50**	35	**4**	4	**-**	-	**22**	19
Other related parties										
Greenyellow do Brazil Energia e Serviços Ltda ("Greenyellow") (iv)	**-**	-	**-**	-	**-**	-	**76**	86	**(107)**	(92)
Sendas Distribuidora S.A. (viii)	**-**	-	**-**	264	**-**	18	**-**	259	**-**	4,230
Casino Group (vii)	**9**	5	**-**	-	**-**	-	**-**	-	**1**	3
Wilkes	**-**	-	**-**	1	**-**	-	**3**	2	**(7)**	(8)
Others	**-**	-	**2**	1	**-**	-	**-**	-	**-**	-
Total	**29**	9	**252**	497	**23**	33	**206**	469	**(183)**	4,047

(*) Incorporated in 2022

(In millions of Brazilian reais, unless otherwise stated)

	Consolidated									
	Balances								Transactions	
	Trade receivables		Other assets		Trade payables		Other liabilities		Revenues (expenses)	
	12.31.2023	12.31.2022	12.31.2023	12.31.2022	12.31.2023	12.31.2022	12.31.2023	12.31.2022	12.31.2023	12.31.2022 Restated
Controlling shareholders										
Casino (i)	-	-	11	-	6	-	4	10	(23)	(30)
Euris (i)	-	-	-	-	-	-	1	1	(3)	(3)
Helicco Participações	-	-	-	-	-	-	1	-	-	-
Associates										
FIC (iii)	8	4	50	35	4	4	-	-	22	19
Other related parties										
Greenyellow (iv)	-	-	-	-	-	-	76	86	(107)	(92)
Sendas Distribuidora (viii)	-	-	-	264	-	18	-	259	-	4,230
Casino Group (vii)	9	5		-	-	-	-	-	1	3
Wilkes	-	-	-	1	-	-	3	2	(7)	(8)
Others	-	-	2	1	-	-	-	-	-	-
Total	17	9	63	301	10	22	85	358	(117)	4,119

Related party transactions arise mainly from operations that the Company and its subsidiaries maintain among themselves and with other related entities and were accounted for substantially in accordance with the prices, terms and conditions agreed between the parties.

(In millions of Brazilian reais, unless otherwise stated)

The Company's main operations with related parties are:

(i) Casino: Celebration of (a) *Cost Sharing* and *Cost Reimbursement Agreement*: Agreement signed between the Company, Sendas Distribuidora S.A., Helicco Participações Ltda., Foncière Euris, Casino Services and Casino Guichard-Perrachon S.A. ("Casino") in August, 10 2014 and July 25, 2016, to set the reimbursement rules for the Company of incurred expenses for the Casino Group companies related to activities involving transfer of "know-how" to the Company and also the reimbursement of expenses of French employees (expatriates) to Casino. *(b)* Insurance: Service agreements entered into between the Company and Casino for intermediation and negotiation of renewals of certain insurance policies. *(c)* Agency Agreement: Signed between the Company, Sendas Distribuidora S.A, Groupe Casino Limited and Casino International on July, 25 2016 to set the rules for the services provided of global sourcing (prospecting global suppliers and intermediating the purchases) for Casino and reimbursement for Groupe Casino Limited the Company to restore reduced profit margins as a result of promotions realized by Company in its stores. *(d)* Purchase Agreement: signed between the Company, Sendas and E.M.C. Distribution Limited on June 6, 2019 for the import of non-food and food products (except perishables and wines) for resale in its stores, upon request for purchase orders, on a non-exclusive basis.

(ii) Éxito and subsidiaries: execution of (a) Agreement on Establishment of Business Relokations: between the Company, Sendas, Éxito and their subsidiaries on July 27, 2016 to regulate the prospecting of suppliers in their countries; (b) brand and copyright license agreements: between the Company and Éxito for the production, advertising, promotion, marketing and distribution of products in the textile segment of the Bronzini and Arkitect brands by Distribuidora de Textiles y Confecciones S.A. (Didetexto), controlled by Éxito; (c) Cost Reimbursement Agreement: between the Company and Éxito in 2019 and 2020 for reimbursement from one party to the other of costs incurred for transferring employees and providing services; and (d) Separation Agreement signed between the Company and Éxito aiming at the segregation of the businesses, with Éxito ceasing to be a subsidiary of the Company. The contracts were terminated due to the Éxito segregation operation (note 1.2).

(iii) *FIC*: Commercial contracts to set the rules for promotion and sale of financing services provided by FIC in the Company stores for implementation the financing partnership between the Company and Itaú Unibanco Holding S.A. ("Itaú").

(iv) *Greenyellow*: execution of (a) contracts with the Company to regulate the terms of the installation of equipment and the provision of services by Greenyellow for energy efficiency solutions in the establishments of the Company's multi-retail business unit for energy reduction, (b) contracts with the Company for the purchase of energy sold on the free market and (c) contract with the Company for the sale of food refrigeration system equipment and its respective installations, monitoring, maintenance and automation.

(v) *Puntos Colombia*: Loyalty Program or Éxito customers. Balance related to redemption of points and other services. These companies are no longer related parties due to Éxito's segregation operation (note 1.2).

(vi) *Tuya*: Financial entity invested in Éxito. Balance related to participation in business collaboration agreements and expense reimbursement, discount coupons and others. These companies are no longer related parties due to Éxito's segregation operation (note 1.2).

(vii) *Casino Group*: Balances receivable for expatriate expenses with Casino International, Distribution Casino and Casino Services. Provision of services in the import of goods by other companies of the Casino group.

(In millions of Brazilian reais, unless otherwise stated)

(viii) *Sendas*: On December 31, 2020, Sendas ceased to be a subsidiary of the Company. The Company is responsible for Sendas Distribuidora's legal procedures prior to the contribution of Assai's operations. The Company signed a separation agreement with Sendas, the main terms of which are related to the operational stages for the separation of activities carried out jointly. Furthermore, this separation agreement establishes the indemnity rights and responsibilities, for which the Company is responsible for expenses related to losses caused by retail activities prior to the contribution from Assai's operations, as well as having the right to any related gains. In 2021, they signed a Contract for the Onerous Assignment of Rights to Operate Commercial Points and Other Covenants, which consists of the sale by the Company to Sendas of 70 commercial points, which were operated by the Company in 17 of its own properties and the rest in properties leased from third parties. In 2023, the amount receivable from Sendas was reclassified from the Related Parties group since Sendas was no longer considered a related party of the Company due to the total sale of its interest by the controlling shareholder Casino, which occurred in June 2023.

(ix) *Cheftime*: Signing of (a) *Umbrella Agreement*: between the Company and Cheftime to regulate the terms and conditions of loans that may be granted by the Company to Cheftime; and *(b)* Sharing Agreement: between the Company and Cheftime, so that material and human resources are shared, as well as the apportionment, without any purpose of profit, of the expenses and costs incurred in the effective use of such shared resources. The contract was terminated due to the full acquisition of Cheftime by CBD.

(x) Stix: Execution of an Operating Agreement signed between the Company, Stix and Raia Drogasil, with the scope of establishing general rules for the operation of the Stix Program.

13. Investments

13.1 Interest in controlled companies, subsidiaries and associates

The details of the Company's subsidiaries at the end of each year are shown below:

			Participation in investments - %			
			12.31.2023		12.31.2022	
Group	**Societies**	**Country**	**Company**	**Indirect participation**	**Company**	**Indirect participation**
	Controladas					
CBD	Novasoc Comercial Ltda. ("Novasoc")	Brazil	100.00	-	100.00	-
	GPA 2 Empreend. e Participações Ltda. ("GPA 2")	Brazil	100.00	-	100.00	-
	GPA Logistica e Transporte Ltda. ("GPA Logistica")	Brazil	100.00	-	100.00	-
	GPA Holding Empreendimentos e Participações Ltda.("GPA Holding")	Brazil	100.00	-	100.00	-
	Stix Fidelidade e Inteligência S.A. ("Stix")	Brazil	66.67	-	66.67	-
	Cheftime Comércio de Refeições S/A ("Cheftime")	Brazil	100.00	-	100.00	-
	GPA Malls & Properties Gestão de Ativos e Serviços Imobiliários Ltda. ("GPA M&P")	Brazil	100.00	-	100.00	-
	Fronteira Serviços Imobiliários Ltda.("Fronteira")	Brazil	-	100.00	-.	100.00
	Place2B Serviços Imobiliários Ltda.("Place2B")	Brazil	-	100.00	-	100.00
	Companhia Brasileira de Distribuição Luxembourg Holding S.à.r.l. ("CBDLuxco")(**)	Luxembourg	-	-	100.00	-
	Companhia Brasileira de Distribuição Netherlands Holding B.V. ("CBDDutchco")(**)	Netherlands	-	-	-.	100.00.

(In millions of Brazilian reais, unless otherwise stated)

			Participation in investments - %			
			12.31.2023		12.31.2022	
Group	Societies	Country	Company	Indirect participation	Company	Indirect participation
Éxito(**)	Almacenes Éxito S.A. ("Éxito")	Colombia			91.52	5.00
	Éxito Industrias S.A.S.	Colombia	-		-	94.54
	Fideicomiso Lote Girardot	Colombia	-		-	96.52
	Éxito Viajes y Turismo S.A.S.	Colombia	-		-	49.22
	Almacenes Éxito Inversiones S.A.S. (Móvil Éxito)	Colombia	-		-	96.52
	Transacciones Energéticas S.A.S (antes Gemex O & W S.A.S.)	Colombia	-		-	96.52
	Marketplace Internacional Éxito y Servicios S.A.S. (MPI)	Colombia	-		-	96.52
	Logística, Transporte y Servicios Asociados S.A.S. (LTSA)	Colombia	-		-	96.52
	Depósitos y Soluciones Logísticas S.A.S.	Colombia	-		-	96.52
	Patrimonio Autónomo Iwana	Colombia	-		-	49.22
	Patrimonio Autónomo Viva Malls	Colombia	-		-	49.22
	Patrimonio Autónomo Viva Sincelejo	Colombia	-		-	25.10
	Patrimonio Autónomo Viva Villavicencio	Colombia	-		-	25.10
	Patrimonio Autónomo San Pedro Etapa I	Colombia	-		-	25.10
	Patrimonio Autónomo Centro Comercial	Colombia	-		-	25.10
	Patrimonio Autónomo Viva Laureles	Colombia	-		-	39.38
	Patrimonio Autónomo Viva Palmas	Colombia	-		-	25.10
	Patrimonio Autónomo Centro Comercial Viva Barranquilla	Colombia	-		-	44.30
	Spice investment Mercosur	Uruguay	-		-	96.52
	Larenco S.A.	Uruguay	-		-	96.52
	Geant Inversiones S.A.	Uruguay	-		-	96.52
	Lanin S.A.	Uruguay	-		-	96.52
	5 Hermanos Ltda.	Uruguay	-		-	96.52
	Sumelar S.A.	Uruguay	-		-	96.52
	Gestión Logística S.A.	Uruguay	-		-	96.52
	Supermercados Disco del Uruguay S.A. (*)	Uruguay	-		-	60.31
	Maostar S.A.	Uruguay	-		-	30.16
	Ameluz S.A.	Uruguay	-		-	60.31
	Fandale S.A.	Uruguay	-		-	60.31
	Odaler S.A.	Uruguay	-		-	60.31
	La Cabaña S.R.L.	Uruguay	-		-	60.31
	Ludi S.A.	Uruguay	-		-	60.31
	Semin S.A.	Uruguay	-		-	60.31
	Randicor S.A.	Uruguay	-		-	60.31
	Setara S.A.	Uruguay	-		-	60.31
	Hiper Ahorro S.R.L.	Uruguay	-		-	60.31
	Ciudad del Ferrol S.C.	Uruguay	-		-	59.11
	Mablicor S.A.	Uruguay	-		-	30.76
	Tipsel S.A.	Uruguay	-		-	96.52
	Tedocan S.A.	Uruguay	-		-	96.52
	Via Artika S. A.	Uruguay	-		-	96.52
	Grupo Disco del Uruguay S.A. (*)	Uruguay	-		-	60.31
	Devoto Hermanos S.A.	Uruguay	-		-	96.52
	Mercados Devoto S.A.	Uruguay	-		-	96.52

(In millions of Brazilian reais, unless otherwise stated)

			Participation in investments - %			
			12.31.2023		12.31.2022	
Group	Societies	Country	Company	Indirect participation	Company	Indirect participation
	Libertad S.A.	Argentina	-		-	96.52
	Onper Investment 2015 S.L	Spain	-		-	96.52
	Spice España de Valores Americanos S.L.	Spain	-		-	96.52
	Gelase S. A.	Belgium	-		-	96.52

(*) The company lost control of Éxito in July 2023 due to the segregation process with the delivery of Éxito shares to GPA shareholders (Note nº1.2). The company remained with a 13.31% stake, assessed as a Fair Value investment as it did not have significant influence and liquidated in January 2024.

(**) The company lost significant influence in the companies Companhia Brasileira de Distribuição Netherlands Holding B.V. ("CBDDutchco") and Companhia Brasileira de Distribuição Luxembourg Holding S.à.r.l. ("CBDLuxco") due to the sale to Casino of the stake held in Cnova (Note nº 1.5).

(In millions of Brazilian reais, unless otherwise stated)

The details of the Company's associates at the end of each year are shown below:

			Participation in investments - %			
			12.31.2023		12.31.2022	
Group	Societies	Country	Company	Indirect participation	Company	Indirect participation
FIC	Bellamar Empreend. e Participações S.A.("Bellamar")	Brazil	50.00		50.00	-
	Financeira Itaú CBD S.A. Crédito, Financiamento e Investimento ("FIC")	Brazil	-	17.88		17.88
	FIC Promotora de Vendas Ltda. ("FIC Promotora")	Brazil	-	-		17.88
Cnova N.V.	Cnova N.V. ("Cnova Holanda")	Netherlands	-		-	33.98
	Cdiscount Afrique SAS ("Cdiscount Afrique")	France	-		-	33.98
	Cdiscount International BV The Netherlands ("Cdiscount Internacional")	Netherlands	-		-	33.98
	Cnova France SAS ("Cnova France")	France	-		-	33.98
	Cdiscount S.A. ("Cdiscount")	France	-		-	33.87
	Cdiscount Sénégal SAS ("Cdiscount Sénégal")	Senegal	-		-	33.98
	Cdiscount Cameroun SAS ("Cdiscount Cameroun")	Camarões Republic of Cameroon	-		-	33.98
	CLatam AS Uruguay ("CLatam")	Uruguay	-		-	23.79
	Cdiscount Panama S.A. ("Cdiscount Panama")	Panama	-		-	-
	Cdiscount Uruguay S.A. ("Cdiscount Uruguay")	Uruguay	-		-	23.79
	Ecdiscoc Comercializadora S.A.(Cdiscount Ecuador) ("Ecdiscoc Comercializadora")	Ecuador	-		-	23.78
	Cnova Pay	France	-		-	33.98
	BeezUP SAS ("BezzUp")	France	-		-	25.29
	CARYA	France	-		-	33.87
	HALTAE	France	-		-	33.87
	C-Logistics	France	-		-	28.56
	NEOSYS	France	-		-	17.33
	Neotech Solutions	Morocco	-		-	17.33
	Cdiscount Panama S.A. ("Cdiscount Panama")	Panama	-		-	-
	NEOSYS Tunisie	Tunisia	-		-	17.33
	C Chez Vous	France	-		-	1.70
	C-SHIELD	France	-		-	33.87
	MAAS	France	-		-	33.87
	C-TECHNOLOGY (antiga C-PAYMENT)	France	-		-	33.87
	CLR	France	-		-	28.56
Éxito(**)	Puntos Colombia S.A.S ("Puntos")	Colombia	-		-	48.26
	Compañia de Financiamento Tuya S.A. ("Tuya")	Colombia	-		-	48.26
	Cnova N.V ("Cnova Holanda")	Netherlands	-		-	0.18
	Sara ANB S.A.S	Colombia	-		-	48.26

(*) The company lost significant influence in the company Cnova N.V. due to the sale to Casino of the stake held, see note 1.5.
(**) The company lost control of Éxito in July 2023 due to the segregation process with the delivery of Éxito shares to GPA shareholders, see note nº1.2.

(In millions of Brazilian reais, unless otherwise stated)

13.2 Associates

Investments in associates are accounted for using the equity method, as it is an entity in which the Company exercises significant influence, but not control, since (a) it is part of the shareholders' agreement, indicating a portion of the managers and having the right to veto certain relevant decisions; and (b) power over operational and financial decisions. The associated companies are: i) FIC managed by Itaú Unibanco S.A. ("Itaú Unibanco"), ii) Cnova N.V. which operates mainly in electronic commerce in France and (iii) Tuya, a financial investee of Éxito. In July 2023, due to the segregation process with the delivery of Éxito shares to GPA shareholders, see note 1.2, Tuya ceased to be an associated company. In November 2023 as a result of the sale of the stake in Cnova, see note 1.5, Cnova N.V also ceased to be an associated company.

There are no restrictions on the associates in transferring resources to the Company, such as in the form of dividends.

The summarized accounting information is as follows:

	FIC		Cnova N.V.		Tuya	
	12.31.2023	12.31.2022	12.31.2023	12.31.2022	12.31.2023	12.31.2022
Current assets	**9,649**	11,682	-	2,304	-	5,355
Noncurrent assets	**1**	32	-	3,591	-	144
Total assets	**9,650**	11,714	-	5,895	-	5,499
Current liabilities	**7,804**	9,963	-	5,351	-	2,329
Noncurrent liabilities	**88**	174	-	2,677	-	2,588
Shareholders' equity	**1,758**	1,577	-	(2,133)	-	582
Total liabilities and shareholders' equity	**9,650**	11,714	-	5,895	-	5,499

Statement of operations:	12.31.2023	12.31.2022	12.31.2023	12.31.2022	12.31.2023	12.31.2022
Revenues	**1,378**	1,411	**4,846**	9,345	**52**	490
Operating income	**486**	412	**(128)**	(279)	**(247)**	(121)
Net income (loss) for the year	**293**	245	**(476)**	(716)	**(142)**	(89)

The calculation of FIC's investment considers the net equity of the investee deducted from the special goodwill reserve in the amount of R$122, which is the exclusive right of Itaú Unibanco. The Company revalued its indirect stake in FIC at the time of the loss of control in Bellamar in December 2020 at R$573.

13.3 Composition of investments

	Parent company		Consolidated	
	12.31.2023	12.31.2022	12.31.2023	12.31.2022
Investments	**1,276**	932	**864**	833
Provision for investment losses–Cnova N.V (*).	-	(863)	-	(863)
Investment	**1,276**	69	**864**	(30)

(In millions of Brazilian reais, unless otherwise stated)

(*) Considering the scenario of disposal of the investment in Cnova N.V, the Company reversed the provision for loss of investment in the period ended September 30, 2023. At the end of November, negotiations for the indirect sale of the participation in CNova N.V to the controlling shareholder Casino Guichard Perrachon was completed for a cost of €10 million (R$53.5 million) (see note 1.5).

13.4 Investment movement

	Parent company				
	Éxito	Bellamar	GPA2	Others	Total
Balances at 12.31.2021	**9,427**	**788**	**518**	**(377)**	**10,356**
Equity	(110)	44	(13)	(307)	(386)
Dividends and interest on equity	(276)	-	-	-	(276)
Share buyback (Note 13.4.1)	(378)	-	-	-	(378)
Capital increase	-	-	-	88	88
Incorporation (Note 1.3)	-	-	-	(270)	(270)
Investment write-off	-	-	-	(1)	(1)
Equivalence over other comprehensive income	(1,680)	-	(93)	74	(1,699)
Asset held for distribution	(6,981)	-	(382)	-	(7,363)
Other transactions	(2)	-	-	-	(2)
Balances at 12.31.2022	**-**	**832**	**30**	**(793)**	**69**
Equity	**243**	**51**	**(286)**	**724**	**732**
Dividends and interest on equity	**(220)**	**(20)**	**-**	**-**	**(240)**
Capital increase	**-**	**-**	**-**	**5**	**5**
Investment write-off	**-**	**-**	**-**	**91**	**91**
Other transactions	**-**	**-**	**-**	**1**	**1**
Equivalence over other comprehensive income	**573**	**-**	**30**	**55**	**658**
Éxito desconsolidation	**(596)**	**-**	**556**	**-**	**(40)**
Balances at 12.31.2023	**-**	**863**	**330**	**83**	**1,276**

	Consolidated				
	Bellamar	Tuya	Cnova N.V	Others	Total
Balances at 12.31.2021	789	439	(678)	15	565
Share of profit (loss) of associates – continued operations	44	-	(249)	-	(205)
Share of profit (loss) of associates – discontinued operations	-	(44)	-	2	(42)
Share of other comprehensive income	-	(95)	72	(3)	(26)
Capital increase	-	54	-	1	55
Investment write-off	-	-	-	(1)	(1)
Assets held for sale and discontinued operation –See Note nº1.2	-	(354)	(8)	(14)	(376)
Balances at 12.31.2022	833	-	(863)	-	(30)
Share of profit (loss) of associates – continued operations	**51**	**-**	**717**	**-**	**768**
Share of profit (loss) of associates – discontinued operations	**-**	**(71)**	**-**	**2**	**(69)**
Dividends and interest without equity	**(20)**	**-**	**-**	**-**	**(20)**
Share of other comprehensive income	**-**	**44**	**56**	**2**	**102**
Capital increase	**-**	**39**	**-**	**-**	**39**
Investment write-off	**-**	**-**	**91**	**-**	**91**
Éxito Desconsolidation	**-**	**(12)**	**(1)**	**(4)**	**(17)**
Balances at 12.31.2023	**864**	**-**	**-**	**-**	**864**

13.4.1 Share buyback

(In millions of Brazilian reais, unless otherwise stated)

On March 24, 2022, the proposal to distribute the results of Grupo Éxito in the amount of 487 billion Colombian pesos was approved, of which 237 billion Colombian pesos were paid on March 31, 2022 and the remaining amount of 250 billion of Colombian pesos (equivalent to R$315 as of March 31, 2022) were allocated to the share buyback program of Grupo Éxito. The allocation of 147 billion Colombian pesos (equivalent to R$186 as of March 31, 2022) from the expansion reserve, corresponding to 2020 profit, was also approved for the share buyback program of Grupo Éxito.

On June 1, 2022, the members of the Company's Board of Directors approved the adhesion to the Share Buyback Plan of subsidiary Éxito, for the sale of 3.4% of the shares held by the Company and its subsidiary GPA2 in Éxito, which was concluded on June 22, 2022, with the receipt of R$398 by GPA, being R$378 for the Company and R$20 for GPA2. The Company had its participation changed from 91.57% to 91.52% and GPA2 maintained its 5% share.

13.4.2 Impairment of investment

The recoverable value of investments is determined through a calculation based on value in use. It was considered the current structure of the business (organic growth, without acquisition) and the projections were based on the business plan prepared and approved by the Administration for the next three years. It was used assumptions of portfolio growth equivalent to the interest rate, maintenance/decrease in default and maintenance of administrative expenses.

The economic-financial assessment was based on the discounted dividend flow (DDM) approach, with the dividend flows projected and discounted to present value by the CAPM (Capital Asset Pricing Model) over a projection horizon and residual value until 2034. The discount rate in nominal terms used was 13%.

The test was carried out to verify whether the investment might not be recoverable in the year ending December 31, 2023. As a result of this analysis, it wasn't identified need to record a provision for impairment of the investment held at FIC.

14. Property and equipment

Property and equipment is stated at cost, net of accumulated depreciation and/or impairment losses, if any. This cost includes the cost of acquisition of equipment and financing costs for long-term construction projects, if the recognition criteria are met. When significant components of property and equipment are replaced, they are recognized as individual assets with specific useful lives and depreciation. Likewise, when a major replacement is performed, its cost is recognized at the carrying amount of the equipment as a replacement, if the recognition criteria are met. All other repair and maintenance costs are recognized in the statement of operations for the year as incurred.

Asset category	Useful life (in years)
Buildings	40
Leasehold improvements	Between 24 and 40
Machinery and equipment	Between 10 and 20
Facilities	11
Furniture and fixtures	Between 3 and 12
Others	Between 3 and 5

Property and equipment items and eventual significant parts are written off when sold or when no future economic benefits are expected from its use or sale. Any eventual gains or losses arising from the write off of the assets are included in the statement of operations for the year.

(In millions of Brazilian reais, unless otherwise stated)

The residual value, the useful life of assets and the depreciation methods are reviewed at the end of each reporting period and adjusted prospectively, if applicable. The Company reviewed the useful lives of fixed assets for fiscal year 2023 and no significant changes were necessary.

Interest on loans directly attributable to the acquisition, construction or production of an asset, which requires a substantial period of time to be finalized for the intended use or sale (qualifying asset), is capitalized as part of the cost of the respective assets during its construction. From the date of entry into operation of the corresponding asset, capitalized costs are depreciated over the estimated useful life of the asset.

14.1 Impairment of non-financial assets

Impairment testing is designed so that the Company can present the net realizable value of an asset. This amount may be realized directly or indirectly, respectively, through the sale of the asset or the cash generated by the use of the asset in the Company and its subsidiaries activities.

The Company and its subsidiaries test its tangible or intangible assets for impairment annually or whenever there is internal or external evidence that they may be impaired.

An asset's recoverable amount is defined as the asset's fair value or the value in use of its cash-generating unit (CGU), whichever is higher, unless the asset does not generate cash inflows that are largely independent of those from other assets or groups of assets.

If the carrying amount of an asset or CGU exceeds its recoverable amount, the asset is considered impaired and an allowance is recorded to adjust its carrying amount to its recoverable amount, in assessing the recoverable amount, the estimated future cash flows are discounted to present value using a pre-tax discount rate that represents the Company's weighted average cost of capital ("WACC"), reflecting current market assessments of the time value of money and the risks specific to the asset. The useful life test for intangibles including goodwill is presented in note 15.

Recovery test of stores operating assets

The procedure for verifying non-realization consisted of grouping operational and intangible assets (Commercial rights) directly attributable to stores. The test steps were as follows:

- Step 1: the book value of properties in rented stores was compared with a sales multiple (35%) representing transactions observables on the market between retail companies. For stores with a multiple value below the book value, we move to a more detailed method, described in Step 2.

- Step 2: the Company considers the higher of the discounted cash flows using the growth rate of 5.7% (5.4% in 2022) and discount rate of 8.4% (11.6% in 2022) limited by the average term of the remaining economic life of the operating assets of each CGU or valuation reports prepared by independent experts for the company-owned stores

The Company carried out a test to verify the operational assets of the stores that could not be recoverable in the year ended December 31, 2023, based on the tests performed, it was necessary to recognize a loss in the amount of R$8 in the consolidated (R$8 in the consolidated on December 31, 2022).

Impairment losses are recognized in profit or loss for the year in expense categories consistent with the function of the respective impaired asset. Previously recognized impairment losses are only reversed in case of change in the assumptions used to determine the asset's recoverable amount at its initial or most recent recognition.

(In millions of Brazilian reais, unless otherwise stated)

	Parent Company							
	Balance at 12.31.2022	Additions	Remeasurement	Impairment	Depreciation	Write-offs(*)	Transfers (**)	Balance at 12.31.2023
Land	417	-	-	-	-	(190)	-	227
Buildings	444	9	-	(8)	(17)	(71)	4	361
Leasehold improvements	1,446	64	-	-	(142)	(180)	210	1,398
Machinery and equipment	905	116	-	-	(155)	(48)	99	917
Facilities	117	3	-	-	(21)	(12)	16	103
Furniture and fixtures	337	54	-	-	(52)	(18)	7	328
Construction in progress	118	429	-	-	-	(17)	(460)	70
Others	32	41	-	-	(10)	(1)	(1)	61
Total	**3,816**	**716**	-	**(8)**	**(397)**	**(537)**	**(125)**	**3,465**
Lease – right of use:								
Buildings	3,010	472	260	-	(427)	(218)	-	3,097
	3,010	472	260	-	(427)	(218)	-	3,097
Total	**6,826**	**1,188**	**260**	**(8)**	**(824)**	**(755)**	**(125)**	**6,562**

(*) The main write-offs are related to the Sales and Leaseback transaction described in the note 1.3 and the sale of the property in Barra da Tijuca (Note 1.4).
(**) From the total amount of R$125, R$134 were transferred to intangibles and (9) to assets held for sale.

	Parent Company							
	Balance at 12.31.2021	Additions	Remeasurement	Depreciation	Write-offs	Transfer(*)	Incorporation	Balance at 12.31.2022
Land	398	-	-	-	(4)	-	23	417
Buildings	430	34	-	(18)	(12)	-	10	444
Leasehold improvements	1,230	62	-	(147)	(40)	218	123	1,446
Machinery and equipment	732	161	-	(140)	(65)	163	54	905
Facilities	116	8	-	(22)	(5)	15	5	117
Furniture and fixtures	300	75	-	(48)	(24)	13	21	337
Construction in progress	101	561	-	-	(9)	(535)	-	118
Others	24	11	-	(9)	(3)	8	1	32
Total	**3,331**	**912**	-	**(384)**	**(162)**	**(118)**	**237**	**3,816**
Lease – right of use:								
Buildings	2,736	217	573	(412)	(104)	-	-	3,010
	2,736	**217**	**573**	**(412)**	**(104)**	-	-	**3,010**
Total	**6,067**	**1,129**	**573**	**(796)**	**(266)**	**(118)**	**237**	**6,826**

(*)R$125 are transfers to intangibles.
(**) See note nº 1.3.

(In millions of Brazilian reais, unless otherwise stated)

	Parent Company					
	Balance at 12.31.2023			Balance at 12.31.2022		
	Cost	Accumulated depreciation	Net	Cost	Accumulated depreciation	Net
Land	227	-	227	417	-	417
Buildings	683	(322)	361	811	(367)	444
Leasehold improvements	2,949	(1,551)	1,398	3,017	(1,571)	1,446
Machinery and equipment	2,466	(1,549)	917	2,398	(1,493)	905
Facilities	370	(267)	103	381	(264)	117
Furniture and fixtures	926	(598)	328	915	(578)	337
Construction in progress	70	-	70	118	-	118
Others	157	(96)	61	124	(92)	32
Total	7,848	(4,383)	3,465	8,181	(4,365)	3,816
Lease – right of use:						
Buildings	6,155	(3,058)	3,097	5,795	(2,785)	3,010
Equipment	-			37	(37)	-
	6,155	(3,058)	3,097	5,832	(2,822)	3,010
Total	14,003	(7,441)	6,562	14,013	(7,187)	6,826

(In millions of Brazilian reais, unless otherwise stated)

	Consolidated									
	Balance at 12.31.2022	Additions	Remeasure-ment	Impairment	Depreciation	Write-offs	Transfers (*)	Conversion adjustment for presentation currency	Exito Desconsolidation(**)	Balance at 12.31.2023
Land	422	-	-	-	-	(191)	(2)	198	(195)	232
Buildings	445	26	-	(8)	(17)	(71)	7	251	(272)	361
Leasehold improvements	1,454	87	-	-	(142)	(184)	231	24	(64)	1,406
Machinery and equipment	905	200	-	-	(156)	(55)	95	85	(157)	917
Facilities	117	5	-	-	(21)	(12)	18	(2)	(2)	103
Furniture and fixtures	338	82	-	-	(52)	(19)	(12)	30	(39)	328
Construction in progress	116	477	-	-	-	(17)	(480)	(1)	(26)	69
Other	32	42	-	-	(10)	(2)	-	2	(4)	60
Total	3,829	919	-	(8)	(398)	(551)	(143)	587	(759)	3,476
Lease – right of use:										
Buildings	3,015	487	382	-	(428)	(221)	-	181	(315)	3,101
Equipment	-	4	-	-	-	-	-	1	(5)	-
	3,015	491	382	-	(428)	(221)	-	182	(320)	3,101
Total	6,844	1,410	382	(8)	(826)	(772)	(143)	769	(1,079)	6,577

(*) Of this amount, the main effects are R$134 transferred to intangibles, R$(9) for real estate inventory and R$18 to others.

(**) See Note nº 1.2

(In millions of Brazilian reais, unless otherwise stated)

	Consolidated									
	Balance at 12.31.2021	Additions	Remeasure-ment	Inpairment	Depreciation	Write-offs	Transfers (*)	Foreign Currency translation adjustment	Assets held for sale (**)	Balance at 12.31.2022
Land	3,125	15	-	-	-	(5)	(14)	(437)	(2.262)	422
Buildings	4,008	69	-	-	(126)	(14)	(5)	(653)	(2.834)	445
Leasehold improvements	1,809	143	-	(2)	(197)	(43)	227	(41)	(442)	1.454
Machinery and equipment	1,616	385	-	-	(295)	(73)	139	(167)	(700)	905
Facilities	197	11	-	-	(33)	(7)	30	5	(86)	117
Furniture and fixtures	614	176	-	-	(121)	(27)	23	(59)	(268)	338
Construction in progress	171	644	-	-	-	(13)	(615)	(17)	(54)	116
Other	33	13	-	-	(12)	(3)	9	(2)	(6)	32
Total	**11,573**	1,456	-	(2)	(784)	(185)	(206)	(1,371)	(6,652)	3,829
Lease – right of use:										
Buildings	4,728	430	716	(6)	(736)	(168)	-	(360)	(1,589)	3,015
Equipment	38	10	-	-	(9)	-	-	(7)	(32)	-
Land	5	-	-	-	(1)	-	-	-	(4)	-
	4,771	440	716	(6)	(746)	(168)	-	(367)	(1,625)	3,015
Total	**16,344**	1,896	716	(8)	(1,530)	(353)	(206)	(1,738)	(8,277)	6,844

(*) Of this amount, the main effects are R$126 transferred to intangibles and R$33 for real estate held for sale - Éxito Group

(In millions of Brazilian reais, unless otherwise stated)

	Consolidated					
	Balance at 12.31.2023			Balance at 12.31.2022		
	Cost	Accumulated depreciation	Net	Cost	Accumulated depreciation	Net
Land	**232**	**-**	**232**	422	-	422
Buildings	**683**	**(322)**	**361**	812	(367)	445
Leasehold improvements	**2,962**	**(1,556)**	**1,406**	3,032	(1,578)	1,454
Machinery and equipment	**2,470**	**(1,553)**	**917**	2,403	(1,498)	905
Facilities	**371**	**(268)**	**103**	382	(265)	117
Furniture and fixtures	**927**	**(599)**	**328**	915	(577)	338
Construction in progress	**69**	**-**	**69**	116	-	116
Other	**157**	**(97)**	**60**	125	(93)	32
	7,871	**(4,395)**	**3,476**	8,207	(4,378)	3,829
Lease – right of use:						
Buildings	**6,164**	**(3,063)**	**3,101**	5,805	(2,790)	3,015
Equipment	**-**			37	(37)	-
	6,164	**(3,063)**	**3,101**	5,842	(2,827)	3,015
Total	**14,035**	**(7,458)**	**6,577**	14,049	(7,205)	6,844

14.2 Guarantees

At December 31, 2023 and 2022, the Company and its subsidiaries had collateralized property and equipment items for some legal claims, as disclosed in note 21.8.

14.3 Capitalized borrowing costs

The consolidated borrowing costs for the year ended December 31, 2023 were R$9 (R$37 for the year ended December 31, 2022). The rate used to determine the borrowing costs eligible for capitalization was 175.90% of the CDI (177.29 % of the CDI for the year ended December 31, 2022), corresponding to the effective interest rate on the Company's borrowings.

14.4 Additions to property and equipment for cash flow presentation purposes:

	Parent Company		Consolidated	
	12.31.2023	12.31.2022	12.31.2023	12.31.2022
Additions (i)	**1,188**	1,129	**1,410**	1,896
Lease	**(472)**	(217)	**(491)**	(431)
Capitalized borrowing costs	**(9)**	(37)	**(9)**	(37)
Property and equipment financing - Additions	**(634)**	(803)	**(874)**	(1,474)
Property and equipment financing – Payments (ii)	**644**	850	**978**	1,444
Total	**717**	922	**1,014**	1,398

(In millions of Brazilian reais, unless otherwise stated)

(i) The additions made by the Company refer to the purchase of operational assets, purchases of land and buildings to expand activities, construction work on new stores, modernization of existing distribution centers, renovations of several stores and investments in equipment and information technology equipment

(ii) The previously mentioned additions and payments for fixed assets are ordered to demonstrate only the year's acquisitions, in order to reconcile them with the cash flow statement and the total additions shown in the table.

14.5 Other information

At December 31, 2023, the Company and its subsidiaries recorded in the cost of sales the amount of R$115 in the parent company (R$95 at December 31, 2022) and R$116 in consolidated (R$95 at December 31, 2022) related to the depreciation of trucks, machinery, buildings and facilities related to the distribution centers.

15. Intangible assets

Intangible assets acquired separately are measured at cost at initial recognition, less amortization and any impairment losses. Internally generated intangible assets, excluding capitalized software development costs, are recognized as expenses when incurred.

Intangible assets consist mainly of software acquired from third parties, software developed for internal use, commercial rights (stores' rights of use), customer lists, advantageous lease agreements, advantageous furniture supply agreements and brands.

Intangible assets with definite useful lives are amortized by the straight-line method. The amortization period and method are reviewed, at least, at the end of each reporting period. Changes in the expected useful life or the expected pattern of consumption of future economic benefits embodied in the asset are accounted for by changing the amortization period or method, as appropriate, and are treated as changes in accounting estimate.

Software development costs recognized as assets are amortized over their useful lives (5 a 10 years), beginning amortization when they become operational.

Intangible assets with indefinite useful lives are not amortized, but tested for impairment at the end of each reporting period or whenever there are indications that their carrying amount may be impaired either individually or at the level of the cash-generating unit (CGU). The assessment is reviewed annually to determine whether the indefinite life assumption remains valid. Otherwise, the useful life is changed prospectively from indefinite to definite.

When applicable, gains or losses arising from the derecognition of an intangible asset are measured as the difference between the net proceeds from the sale of the asset and its carrying amount, any gain or loss being recognized in the statement of operations in the year when the asset is derecognized.

(In millions of Brazilian reais, unless otherwise stated)

	Parent Company						
	Balance at 12.31.2022	Additions	Remeasurement	Amortization	Write-off	Transfers	Balance at 12.31.2023
Goodwill	519	-	-	-	-	-	519
Tradename	3	-	-	-	(3)	-	-
Commercial rights	47	-	-	-	-	-	47
Software and implementation	1,033	119	-	(262)	(4)	134	1,020
	1,602	119	-	(262)	(7)	134	1,586
Lease-right of use:							
Right of use Paes Mendonça	305	-	97	(32)	(60)	-	310
Software	14	-	-	(3)	-	-	11
	319	-	97	(35)	(60)	-	321
Total	1,921	119	97	(297)	(67)	134	1,907

	Parent Company							
	Balance at 12.31.2021	Additions	Remeasurement	Amortization	Write-off	Transfers (*)	Incorporation	Balance at 12.31.2022
Goodwill	502	-	-	-	-	-	17	519
Tradename		-	-	-	-	-	3	3
Commercial rights	47	-	-	(3)	-	3	-	47
Software and implementation	945	174	-	(214)	(15)	125	18	1,033
	1,494	174	-	(217)	(15)	128	38	1,602
Lease-right of use:								
Right of use Paes Mendonça (*)	414	-	20	(47)	(79)	(3)	-	305
Software	27	-	-	(3)	(10)	-	-	14
	441	-	20	(50)	(89)	(3)	-	319
Total	1,935	174	20	(267)	(104)	125	38	1,921

(*) See Note 1.3

(In millions of Brazilian reais, unless otherwise stated)

	Parent Company					
	Balance at 12.31.2023			Balance at 12.31.2022		
	Cost	Accumulated amortization	Net	Cost	Accumulated amortization	Net
Goodwill	519	-	519	519	-	519
Tradename	-	-	-	3	-	3
Commercial rights	47	-	47	47	-	47
Software and implementation	2,301	(1,281)	1,020	2,058	(1,025)	1,033
	2,867	(1,281)	1,586	2,627	(1,025)	1,602
Lease-right of use:						
Right of use Paes Mendonça (*)	515	(205)	310	478	(173)	305
Software	120	(109)	11	120	(106)	14
	635	(314)	321	598	(279)	319
Total	3,502	(1,595)	1,907	3,225	(1,304)	1,921

(*) Related to leases and operations agreements of some stores. The Company has the contractual right to operate these stores until 2048.

(In millions of Brazilian reais, unless otherwise stated)

	Consolidated								
	Balance at 12.31.2022	Additions	Amortization	Write-off	Remeasurement	Conversion adjustment for presentation currency	Transfers	Deconsolidation (*)	Balance at 12.31.2023
Goodwill	541	-	-	-	-	19	-	(19)	541
Tradename	5	6	-	(5)	-	312	-	(318)	-
Comercial rights	47	-	-	-	-	-	-	-	47
Contractual rights	1	-	-	-	-	(1)	-	-	-
Software	1,073	151	(275)	(4)	-	14	133	(28)	1,064
	1,667	157	(275)	(9)	-	344	133	(365)	1,652
Lease-right of use:									
Right of use Paes Mendonça	305	-	(32)	(60)	97	-	-	-	310
Software	14	-	(3)	-	-	-	-	-	11
	319	-	(35)	(60)	97	-	-	-	321
Total	1,986	157	(310)	(69)	97	344	133	(365)	1,973

(*) See Note 1.2

	Consolidated									
	Balance at 12.31.2021	Additions	Impairment	Amortization	Write-off	Remeasurement	Foreign currency translation adjustment	Transfers	Assets held for sale (*)	Balance at 12.31.2022
Goodwill	729	-	-	-	-	-	(40)	-	(148)	541
Tradename	-	-	(19)	-	18	-	(686)	-	(2,693)	5
Comercial rights	51	-	-	(3)	-	-	(1)	3	(3)	47
Contractual rights	3	-	-	(1)	-	-	1	1	(3)	1
Software	1,144	230	-	(268)	(20)	-	(28)	125	(110)	1,073
	5,312	230	(19)	(272)	(2)	-	(754)	129	(2,957)	1,667
Lease-right of use:										
Right of use Paes Mendonça	413	-	-	(47)	(78)	20	-	(3)	-	305
Software	28	-	-	(3)	(11)	-	-	-	-	14
	441	-	-	(50)	(89)	20	-	(3)	-	319
Total	5,753	230	(19)	(322)	(91)	20	(754)	126	(2,957)	1,986

(In millions of Brazilian reais, unless otherwise stated)

	Consolidated					
	Balance at 12.31.2023			Balance at 12.31.2022		
	Cost	Accumulated amortization	Net	Cost	Accumulated amortization	Net
Goodwill	541	-	541	541	-	541
Tradename	-	-	-	5	-	5
Commercial rights	47	-	47	47	-	47
Contractual rights	2	(2)	-	2	(1)	1
Software	2,376	(1,312)	1,064	2,116	(1,043)	1,073
	2,966	(1,314)	1,652	2,711	(1,044)	1,667
Lease-right of use:						
Right of use Paes Mendonça (*)	514	(204)	310	478	(173)	305
Software	120	(109)	11	120	(106)	14
	634	(313)	321	598	(279)	319
Total intangibles	3,600	(1,627)	1,973	3,309	(1,323)	1,986

(*) Linked to lease and operating contracts for certain stores. The Company has the contractual right to operate these stores until 2048.

15.1 Impairment test of goodwill

The impairment test of intangibles uses the same practices described in Note 14.

For the purposes of testing for loss due to impairment, the goodwill acquired through business combinations with an indefinite duration was allocated to the CGUs, which is also the Company's operating segment.

The recoverable value of the segment is determined through a calculation based on value in use, based on cash projections from financial budgets approved by Senior Management for the next five years. Revenues were projected considering historical sales and inflation projections, without considering expansion. Gross profit and operating expenses were projected considering the historical percentage adjusted with operating gains, efficiency and inflation expectations. Working capital considers the operational improvement in days of cost of goods sold. The investments (CAPEX) necessary to maintain the UGCs were based on the investment plan for the year 2024 and the average long-term investment history. The nominal discount rate applied to cash flow projections is 8.4% (11.7% in 2022), and cash flows that exceed the five-year period are extrapolated using a growth rate of 5.7%. % (5.4% on December 31, 2022). As a result of this analysis, no need to record a provision for impairment of these assets was identified.

Sensitivity analysis

Based on the probable scenario, a sensitivity analysis was made for a 0.5% increase / decrease in the discount rate and growth rate. In any combination, the value of the segment's cash flow is higher than its book value. As a result of this analysis, there was no need to record a provision for impairment of these assets.

15.2 Commercial right

Goodwill is the right to operate stores, which refers to rights acquired or allocated in business combinations.

In Management's understanding, goodwill values are recoverable, either through the value returned from the stores' cash flow or through the possibility of trading goodwill with third parties.

(In millions of Brazilian reais, unless otherwise stated)

Goodwill is tested following the same assumptions used in the Company's other recoverability tests following the term of use of these assets.

15.3 Additions to intangible assets for cash flow presentation purposes:

	Parent Company		Consolidated	
	12.31.2023	12.31.2022	12.31.2023	12.31.2022
Additions	**119**	174	**157**	230
Lease	**-**	(2)	**-**	(2)
Total	**119**	172	**157**	228

16 Suppliers

	Controladora		Consolidado	
	12.31.2023	12.31.2022	12.31.2023	12.31.2022
Product suppliers	**2.845**	2.610	**2.891**	2.618
Service suppliers	**211**	242	**217**	247
Bonuses from suppliers (note 16.2)	**(379)**	(337)	**(379)**	(337)
	2.677	2.515	**2.729**	2.528
Agreement suppliers (note 16.1)	**524**	595	**524**	595

16.1 Agreement between suppliers, the Group and banks

The Company maintains agreements signed with financial institutions, through which suppliers of products, capital goods and services have the possibility of structuring operations to advance the receipt of their receivables owed by the Company. Generally, these transactions are called "forfait" / "confirming" / "risk drawn". Financial institutions become creditors and the Company makes payments under the same conditions as those originally agreed with the supplier.

The Administration, based on IAS7/CPC3(R2) and IFRS7/CPC40(R1), assessed that the economic substance of the transaction is operational in nature, considering that carrying out the advance payment is at the sole discretion of the supplier and, for the Company, There are no changes to the original term negotiated with the supplier, nor any changes to the originally contracted values. These transactions are intended to facilitate the cash flow of its suppliers without advance payments by the Company. Management assessed the potential effects of adjustment to present value of these operations and concluded that the effects are immaterial for measurement and disclosure.

These balances are classified as "Suppliers - Agreements" and the cash flows arising from these transactions are presented as an operating activity in the cash flow statement.

Additionally, there is no exposure to any financial institution individually related to these operations and these resulting liabilities are not considered net debt and do not have restrictive covenants (financial or non-financial) related.

(In millions of Brazilian reais, unless otherwise stated)

The Company has the right to receive a premium for recommending suppliers for these securities advance operations, which is recognized directly in profit or loss, in the amount of R$11 on December 31, 2023 (R$18 on December 31, 2022).

As of December 31, 2023, the balance payable related to these operations is R$524 (R$595 as of December 31, 2022).

The balances of suppliers and suppliers finance are similar and do not exceed the 65-day expiry period on December 31, 2023.

16.2 Bonuses from suppliers

It includes bonuses and discounts obtained from suppliers. These amounts are established in agreements and include amounts for discounts on purchase volumes, joint marketing programs, freight reimbursements, and other similar programs. The collection of these receivables is by offsetting the amounts payable to suppliers, according to supply agreements conditions so that the settlement occurs by the net amount.

17 Borrowings and financing

17.1 Debt breakdown

		Parent Company		Consolidated	
	Weighted average rate	12.31.2023	12.31.2022	12.31.2023	12.31.2022
Debentures and promissory note					
Debentures Certificate of agribusiness receivables and promissory notes (note 17.4)	CDI + 1.60% per year	**3,350**	2,679	**3,350**	2,679
		3,350	2,679	**3,350**	2,679
Borrowings and financing					
Local currency					
Working capital	CDI+1.84% per year	**1,753**	2,721	**1,753**	2,721
Working capital	TR + 9,80%	**7**	9	**7**	9
Swap contracts (note 17.7)	CDI-0.11% a.a	**(1)**	-	**(1)**	-
Unamortized borrowing costs		**(6)**	(7)	**(6)**	(7)
		1,753	2,723	**1,753**	2,723
Foreign currency (note 17.5)					
Working capital	USD + 1.87% per year	**142**	403	**142**	403
Swap contracts (note 17.7)	CDI + 1.20% per year	**28**	58	**28**	58
		170	461	**170**	461
Total		**5,273**	5,863	**5,273**	5,863
Noncurrent assets		**1**	-	**1**	-
Current liabilities		**972**	1,001	**972**	1,001
Noncurrent liabilities		**4,302**	4,862	**4,302**	4,862

(In millions of Brazilian reais, unless otherwise stated)

17.2 Changes in borrowings

	Parent Company	Consolidated
At December 31, 2022	5,863	5,863
Additions	**484**	**1,718**
Accrued interest	**804**	**952**
Accrued swap	**12**	**26**
Mark-to-market	**-**	**42**
Monetary and exchange rate changes	**(21)**	**(19)**
Borrowing cost	**15**	**15**
Interest paid	**(605)**	**(729)**
Principal paid	**(1,250)**	**(1,375)**
Derivatives paid	**(29)**	**(68)**
Adjustment in conversion to presentation currency	**-**	**209**
Éxito Desconsolidation	**-**	**(1,361)**
At December 31, 2023	**5,273**	**5,273**

	Parent Company	Consolidated
At December 31, 2021	7,805	9,051
Additions	474	1,545
Accrued interest	835	971
Accrued swap	82	76
Mark-to-market	1	(4)
Monetary and exchange rate changes	(29)	(29)
Borrowing cost	13	13
Interest paid	(635)	(755)
Payments	(2,635)	(3,852)
Swap paid	(48)	(54)
Liabilities held for sale	-	(851)
Foreign currency translation adjustment	-	(248)
At December 31, 2022	**5,863**	**5,863**

17.3 Maturity schedule of loans and financing including derivatives recognized in non-current assets and liabilities.

Year	Parent Company	Consolidated
From 1 to 2 years	**1,872**	**1,872**
From 2 to 3 years	**1,422**	**1,422**
From 3 to 4 years	**260**	**260**
From 4 to 5 years	**637**	**637**
After 5 years	**138**	**138**
Subtotal	**4,329**	**4,329**
Unamortized borrowing costs	**(28)**	**(28)**
Total	**4,301**	**4,301**

(In millions of Brazilian reais, unless otherwise stated)

17.4 Debentures and Promissory Note.

	Type	Issue Amount	Outstanding debentures (units)	Date: Issue	Date: Maturity	Financial charges	Unit price (in reais)	Parent Company and Consolidated 12.31.2023	Parent Company and Consolidated 12.31.2022
18th Issue of Promissory Notes – CBD (1nd serie) (*)	No preference	980	952,670	05/14/21	05/10/26	CDI + 1.70% per year	1.017	969	1,000
18th Issue of Promissory Notes – CBD (2nd serie) (*)	No preference	520	520,000	05/14/21	05/10/28	CDI + 1.95% per year	1.018	529	531
5th Issue of Promissory Notes – CBD (1nd serie)	No preference	500	500	07/30/21	07/30/25	CDI + 1.55% per year	1.354.095	677	590
5th Issue of Promissory Notes – CBD (2nd serie)	No preference	500	500	07/30/21	07/30/26	CDI + 1.65% per year	1.357.304	679	591
19th Issue of Promissory Notes – CBD (1nd serie)	No preference	377	377,616	02/24/23	02/11/28	CDI + 1.00% per year	1.050	395	-
19th Issue of Promissory Notes – CBD (2nd serie)	No preference	123	123,364	02/24/23	02/13/30	CDI + 1.20% per year	1.020	138	-
Borrowing cost								(37)	(33)
								3,350	2,679
Current liabilities								31	21
Noncurrent liabilities								3,319	2,658

(*) The due date for each series of the 1st series is given in two installments, with the due dates for the 1st series on 10/05/25 and 10/05/26 and for the 2nd series on 10/05/27 and 10/05/28.

(In millions of Brazilian reais, unless otherwise stated)

GPA uses the issue of debentures to strengthen its working capital, maintain its cash strategy, lengthening its debt profile and make investments. The debentures issued are unsecured, without renegotiation clauses and not convertible into shares.

In 2021, occurred the 18th issuance of simple, non-convertible, unsecured debentures took place, in up to 2 series, with maturity between 5 and 7 years, in the amount of R$1,500 for public distribution with restricted placement efforts, which will be used to reinforce working capital and/or lengthen the debt profile.

On July 20, 2021, the Company's Board of Directors approved its 5th issue of commercial promissory notes, in 2 series, with maturity between 4 and 5 years, in the total amount of R$1,000 for public distribution with efforts placement restrictions, which will be used to reinforce working capital and/or lengthen the debt profile.

On January 24, 2023, CBD carried out the 19th issue of simple debentures, not convertible into shares, of the unsecured type, in two series, which were placed privately with Virgo Security Company, which in turn subscribed, paid in and issued two real estate credit notes to bind them as collateral for the securitization operation for the issuance of real estate receivables certificates of the 1st (first) and 2nd (second) series of the 80th (eightieth) issue. The resources raised through the Debentures were allocated directly to reimbursement, by the Company, of expenses, costs and expenses arising from the payment of rents already incurred on certain properties, in the manner provided for in this Deed of Issuance.

The amortization of the 1st series of the 18th debenture issue occurs with payments in two installmentsin 2025 and 2026 with semiannual payments and the 2nd series of the 18th issue occurs with payments in two installments in 2027 and 2028 with semi-annual remuneration. The amortization of the 1st series of the 19th issue will occur with exclusive payment at maturity with semi-annual payments and the amortization and payments of the 2nd series of the 19th issue will occur with exclusive payment at maturity. The amortization and payments of the 5th issue of promissory notes will occur with an exclusive payment at maturity.

On August 7, 2023, the Company carried out an optional acquisition operation of debentures from the 1st series of the 18th issue on the secondary market, observing market prices and prices lower than their nominal unit value at the time of issue. The total disbursed was R$21 for the acquisition of 27,330 debentures, equivalent to the updated total nominal value of R$28 of the issue, representing 1.8% of the outstanding debentures of this Issue. The debentures subject to this repurchase were canceled in December 2023. The gain on the transaction in the amount of R$7 is recorded in the financial result.

17.5 Borrowings in foreign currencies

On December 31, 2023 GPA had loans in foreign currencies (dollar) that were originally contracted to strengthen its working capital, maintain its cash strategy, lengthening its debt profile and make investments. The exchange variation of these loans is protected by contracting derivative financial instruments.

17.6 Guarantees

The Company has signed promissory notes for some loan contracts.

17.7 Swap contracts

The Company use swap transactions for 100% of its borrowings denominated in US dollars and fixed interest rates, exchanging these obligations for Real linked to CDI (floating) interest rates. These contracts include a total amount of the debt with the objective to protect the interest and principal and are signed, generally, with the same due dates and in the same economic group. The weighted average annual rate on December 31, 2023 was 13.04% (12.39% as of December 31, 2022).

(In millions of Brazilian reais, unless otherwise stated)

17.8 Financial covenants

In connection with the debentures and promissory notes and for a portion of borrowings denominated in foreign currencies and working capital, the Company is required to maintain certain debt financial covenants. These ratios are quarterly calculated based on consolidated financial statements of the Company prepared in accordance with accounting practices adopted in Brazil, as follows: (i) net debt (debt minus cash and cash equivalents and trade accounts receivable) should not exceed the amount of equity and (ii) consolidated net debt/EBITDA ratio should be lower than or equal to 3.25. At December 31, 2023, GPA complied with these ratios.

18. Financial instruments

The main financial instruments and their carrying amounts in the interim financial information, by category, are as follows:

	Parent Company		Consolidated	
	Carrying amount		Carrying amount	
	12.31.2023	12.31.2022	12.31.2023	12.31.2022
Financial assets:				
Amortized cost				
Cash and cash equivalents	**2,794**	3,632	**2,971**	3,751
Related parties - assets	**241**	497	**52**	301
Trade receivables and other receivables	**1,137**	1,216	**1,224**	1,314
Fair value through profit or loss				
Financial instruments – Fair Value Hedge	**1**	-	**1**	-
Financial investments	**499**	-	**777**	-
Fair value through other comprehensive income				
Trade receibles credit card companies and sales vouchers	**159**	108	**159**	109
Financial liabilities:				
Amortized cost				
Related parties - liabilities	**(206)**	(469)	**(85)**	(358)
Trade payables	**(2,677)**	(2,515)	**(2,729)**	(2,528)
Suplier finance	**(524)**	(595)	**(524)**	(595)
Financing for purchase of assets	**(112)**	(112)	**(112)**	(112)
Debentures and promissory notes	**(3,350)**	(2,679)	**(3,350)**	(2,679)
Borrowings and financing	**(1,747)**	(2,714)	**(1,747)**	(2,714)
Lease	**(4,295)**	(4,030)	**(4,300)**	(4,037)
Fair value through profit or loss				
Borrowings and financing (*Hedge accounting underlyng)*	**(149)**	(412)	**(149)**	(412)
Financial instruments – Fair Value Hedge – liabilities side	**(28)**	(58)	**(28)**	(58)

The fair value of other financial instruments detailed in table above approximates the carrying amount based on the existing terms and conditions. The financial instruments measured at amortized cost, the related fair values of which differ from the carrying amounts, are disclosed in note 18.3.

18.1 Considerations about risk factors that may affect the Company's and its subsidiaries' business

(i) Credit risk

- Cash and cash equivalents: in order to minimize credit risk, the Company adopts investment policies at financial institutions approved by the Company's Financial Committee, also taking into consideration monetary limits and financial institution evaluations, which are regularly updated.

- Accounts receivable: credit risk related to accounts receivable is minimized by the fact that large portion of the sales are paid with credit cards, and the Company sells these receivables to banks and credit card companies, aiming to strengthen working capital. The sales of receivables result in derecognition of the accounts receivable due to the transfer of the credit risk, benefits and control of such assets. Additionally, mainly to the accounts receivable paid in installments, the Company monitor the risk through the credit concession to customers and by periodic analysis of the provision for losses.

- The Company also has counterparty risk related to the derivative instruments; such risk is mitigated by the Company's carrying out transactions, according to policies approved by governance boards.

- There are no balances receivable from operations or sales to customers that are, individually, greater than 5% of accounts receivable or revenues.

- The balance of Other Accounts Receivable are considered uncollectible and, therefore, written off from the accounts receivable portfolio, when payment is not made after 360 days from the due date. At each annual closing of the balance sheets, the Company assesses whether the assets or groups of financial investments have lost their recoverable value.

(ii) Interest rate risk

The Company and its subsidiaries raise loans and financing with major financial institutions for cash needs for investments. As a result, the Company and its subsidiaries are, mainly, exposed to relevant interest rates fluctuation risk, especially in view of derivatives liabilities (foreign currency exposure hedge) and CDI indexed debt. The balance of cash and cash equivalents, indexed to CDI, partially offsets the interest rate risk.

(iii) Foreign currency exchange rate risk

The Company and its subsidiaries are exposed to exchange rate fluctuations, which may increase outstanding balances of foreign currency-denominated borrowings. The Company and its subsidiaries use derivatives, such as swaps and NDF (Non-Deliverable Forward), aiming to mitigate the exchange exposure risk, converting the cost of debt into domestic currency andinterest rates.

(iv) Capital risk management

The main objective of the Company's capital management is to ensure if the Company sustains its credit rating and a well-defined equity ratio, in order to support businesses and maximize shareholder value. The Company manages the capital structure and makes adjustments taking into account changes in the economic conditions.

(In millions of Brazilian reais, unless otherwise stated)

There were no changes to the objectives, policies, or processes during the period ended December 31, 2023.The Group capital structure is as follows:

	Parent company		Consolidated	
	12.31.2023	12.31.2022	12.31.2023	12.31.2022
Cash and cash equivalents	**2,794**	3,632	**2,971**	3,751
Trade receivables	**420**	344	**458**	417
Financial instruments – Fair value hedge	**(27)**	(58)	**(27)**	(58)
Borrowings and financing	**(5,246)**	(5,805)	**(5,246)**	(5,805)
Net financial debt (Covenants)	**(2,059)**	(1,887)	**(1,844)**	(1,695)
Shareholders' equity	**(4,717)**	(11,545)	**(4,722)**	(13,733)
Net debt to equity ratio	**44%**	16%	**39%**	12%

(v) Liquidity risk management

The Company manages liquidity risk through the daily analysis of cash flows and control of maturities of financial assets and liabilities.

The table below summarizes the aging profile of the Company's financial liabilities as of December 31, 2023.

a) Parent company

	Up to 1 Year	1 – 5 years	More than 5 years	Total
Borrowings and financing	1,220	5,049	269	**6,538**
Lease liabilities	957	3,245	3,509	**7,711**
Trade payables	2,677	-	-	**2,677**
Suplier finance	524	-	-	**524**
Total	**5,378**	**8,294**	**3,778**	**17,450**

b) Consolidated

	Up to 1 Year	1 – 5 years	More than 5 years	Total
Borrowings and financing	1,220	5,049	269	**6,538**
Lease liabilities	959	3,248	3,510	**7,717**
Trade payables	2,729	-	-	**2,729**
Suplier finance	524	-	-	**524**
Total	**5,432**	**8,297**	**3,779**	**17,508**

(vi) Derivative financial instruments

Certain swap operations are classified as fair value hedge, whose objective is to hedge against foreign exchange exposure (U.S. dollars) and fixed interest rates, converting the debt into domestic interest rates and currency.

(In millions of Brazilian reais, unless otherwise stated)

At December 31, 2023 the reference value of these contracts were R$189 (R$469 at December 31, 2022. These operations are usually contracted under the same terms of amounts, maturities and fees, and carried out with the financial institution of the same economic group, observing the limits set by Management.

According to the Company's treasury policies, swaps cannot be contracted with restrictions ("caps"), margins, as well as return clauses, double index, flexible options or any other types of transactions different from traditional "swap" and "forwards" operations to hedge against debts.

The Company calculates the effectiveness of hedge transactions atinception date and on continuing basis. Hedge transactions contracted in the year ended December 31, 2022 were effective in relation to the covered risk. For derivative transactions qualified as hedge accounting, according to technical pronouncement CPC 48 (IFRS 9), the debt, which is the hedge object, is also adjusted at fair value.

		Consolidated			
		Notional value		Fair value	
		12.31.2023	12.31.2022	12.31.2023	12.31.2022
Swap with hedge accounting					
Hedge object (debt)		**189**	469	**149**	412
Long position (buy)					
Prefixed rate	TR + 9.80% per year	**22**	22	**7**	9
US$ + fixed	USD + 1.87 % per year	**167**	447	**142**	403
		189	469	**149**	412
Short position (sell)					
	CDI + 1.16% per year	**(189)**	(469)	**(176)**	(470)
Hedge position – Asset		**-**	-	**1**	-
Hedge position - liability		**-**	-	**(28)**	(58)
Net hedge position		**-**	-	**(27)**	(58)

Gains and losses on these contracts during the period ended December 31, 2023 are recorded as financial expenses, net and the balance payable at fair value is R$27 (R$58 as of December 31, 2022), the asset is recorded in line item "*Derivative financial instrument - fair value hedge*" and the liability in "Borrowings and financing".

(vii) Fair values of derivative financial instruments

Fair value is the amount for which an asset could be exchanged, or a liability settled, between knowledgeable, willing parties in an arm's length transaction.

Fair values are calculated by projecting the future cash flows of transactions, using the curves of CDI and discounting them to present value, using CDI market rates for swaps both disclosed by B3.

The market value of exchange coupon swaps versus CDI rate was obtained applying market exchange rates effective on the date of financial statements are prepared and rates are projected by the market calculated based on currency coupon curves.

(In millions of Brazilian reais, unless otherwise stated)

In order to calculate the coupon of foreign currency indexed-positions, the straight-line convention - 360 consecutive days was adopted and to calculate the coupon of CDI indexed-positions, the exponential convention - 252 business days was adopted.

18.2 Sensitivity analysis of financial instruments

According to the Management's assessment, the most probable scenario is what the market has been estimating through market curves (currency and interest rates) of B3.

Therefore, in the probable scenario (I), there is no impact on the fair value of financial instruments. For scenarios (II) and (III), for the sensitivity analysis effect, Management considers an increase of 10% and a decrease of 10%, respectively, on risk variables, up to one year of the financial instruments.

For the probable scenario, weighted exchange rate was R$ 4.95 for dollar on the due date, and the weighted interest rate weighted was 10.41% per year.

In case of derivative financial instruments (aiming at hedging the financial debt), changes in scenarios are accompanied by respective hedges, indicating effects are not significant.

The Company disclosed the net exposure of the derivatives financial instruments, corresponding to financial instruments and certain financial instruments in the sensitivity analysis table below, to each of the scenarios mentioned.

(i) Other financial instruments

			Market projection		
Transactions	**Risk (CDI variation)**	**Balance at 12.31.2023**	**Scenario I**	**Scenario II**	**Scenario III**
Fair value hedge (fixed rate)	CDI - 0.11% per year	(6)	(1)	(1)	(0)
Fair value hedge (exchange rate)	CDI + 1.20% per year	(170)	(15)	(16)	(14)
Debentures and promissories notes	CDI + 1.60% per year	(3,387)	(398)	(432)	(364)
Bank loans	CDI + 1.84% per year	(1,753)	(175	(189)	(160)
Total borrowings and financing exposure		(5,316)	(588)	(638)	(538)
Cash and cash equivalents (*)	100.15% of CDI	2,651	277	305	250
Financial aplications (*)	100,15% do CDI	17	2	2	2
Financial aplications		760	29	29	29
Net exposure		(1,888)	(280)	(302)	(257)

(*) Weighted average

18.3 Fair value measurements

The Company discloses the fair value of financial instruments measured at fair value and of financial instruments measured at amortized cost, the fair value of which differ from the carrying amount, in accordance with CPC 46 ("IFRS13"), which refer to the requirements of measurement and disclosure. The fair value hierarchy levels are defined below:

Level 1: Measurement of fair value at the balance sheet date based on quoted (unadjusted) prices in active markets for assets or liabilities that the entity may have access to at the measurement date.

(In millions of Brazilian reais, unless otherwise stated)

Level 2: Measurement of fair value at the balance sheet date using other significant observable assumptions for the asset or liability, either directly or indirectly, other than quoted prices included in Level 1.

Level 3: Measurement of fair value at the balance sheet date using unobservable inputs for the asset or liability.

The data for these models are obtained, whenever possible, from observable markets or from information, on comparable operations and transactions in the market. The judgments include the analyses of the data, such as liquidity risk, credit risk and volatility. Changes in assumptions about to these factors may affect the reported fair value of financial instruments.

The fair values of cash and cash equivalents, trade receivables and trade payables are equivalent to their carrying amounts.

The table below presents the fair value hierarchy of financial assets and liabilities measured at fair value and of financial instruments measured at amortized cost, the fair value of which is disclosed in the financial statements:

	Consolidated		
	Carrying amount	Fair value	
	12.31.2023	12.31.2023	Level
Financial assets and liabilities			
Trade receibles with credit card companies and sales vouchers	159	159	2
Swaps of annual rate between currencies	(28)	(28)	2
Swaps of annual rate	1	1	2
Financial aplications – Èxito shares	740	740	1
NDF – (non deliverable foward)	20	20	2
Financial aplications – CDB	17	17	2
Borrowings and financing (FVPL)	(149)	(149)	2
Borrowings and financing and debentures (amortized cost)	(5,097)	(5,018)	2
Total	**(4,337)**	**(4,258)**	

There were no changes between the fair value measurements levels in the period ended December 31, 2023.

Interest rate swaps, foreign currency, loans and financing and financial investments are classified at level 2, as readily observable market inputs are used, such as interest rate forecasts, spot and future exchange rate parity quotes. Financial investments – "Éxito Shares" are classified at level 1, as their prices are negotiated (without adjustments) in active markets for identical assets.

(In millions of Brazilian reais, unless otherwise stated)

18.4 Consolidated position of derivative transactions

The Company and its subsidiaries have derivative contracts with the following financial institutions: Itaú BBA, BBVA and Santander.

The consolidated position of outstanding derivative financial instruments are presented in the table below:

Risk	Reference value	Due date	Consolidated 12.31.2023	Consolidated 12.31.2022
Debt				
USD – BRL	US$ 50 millions	2023	-	(35)
USD – BRL	US$ 30 millions	2024	**(28)**	(23)
Interest rate – BRL	R$ 21	2026	**1**	-
Financial application				
USD – BRL	US$ 156 millions	2024	**20**	-
Total			**(7)**	**(58)**

The hedge effects at fair value for the better result of the period ending on December 31, 2023 will result in a loss of R$48 (loss of R$83 on December 31, 2022).

19. Taxes and contributions to be collected and paid in installments

Revenue from sales of goods and services are subject to taxation by State Value-Added Tax ("ICMS") and Services Tax ("ISS"), calculated based on the rates applicable to each city, as well as contribution for the Social Integration Program ("PIS") and contribution for Social Security Financing ("COFINS"), and are presented net of sales revenue.

Revenue and expenses are recognized net of taxes, except where the sales tax incurred on the purchase of assets or services is not recoverable from the tax authority, in which case the sales tax is recognized as part of the cost of acquisition of the asset or as part of the expense item, as applicable.

19.1 Taxes and contributions payable and taxes payable in installments are as follows:

	Parent Company 12.31.2023	Parent Company 12.31.2022	Consolidated 12.31.2023	Consolidated 12.31.2022
Taxes payable in installments - Law 11,941/09	**38**	109	**38**	109
Taxes payable in installments – *PERT*	**116**	110	**116**	110
IPI	**54**	-	**54**	-
ICMS	**176**	127	**178**	130
Others	**9**	17	**11**	18
	393	363	**397**	367
Current	**324**	308	**328**	312
Noncurrent	**69**	55	**69**	55

(i) The Company decided to include certain federal tax debts in the Special Program on Tax Settlements ("PERT Program"), as per the conditions stablished in Law no. 13.496, enacted on October 24, 2017. The program allows the payment in monthly installments and granted discounts on interest and penalties. The Company included tax debts related to (i) tax assessments over

(In millions of Brazilian reais, unless otherwise stated)

purchase transactions, manufacturing and exports sales of soil beans (PIS/COFINS), (ii) non-validation of tax offsets (IRPJ, PIS/COFINS); and other tax debts previously classified as possible risks related mainly to CPMF and other claims - (See note 22.2). The PERT liability is being settled integrally in cash in monthly installments in 12 years. The Company is in compliance with the obligations assumed in this installment plan.

(ii) Federal tax installment payment, Law 11,941/09 – The Law 11,941, was enacted on May 27, 2009, a special federal tax and social security debt installment program, for debts overdue until November 2008, and gave several benefits to its participants, such as reduction of fines, interest rates and penalties, the possibility of utilization of accumulated tax losses to settle penalties and interest and payment in 180 months, use of restricted deposits linked to the claim to reduce the balance, besides of the fact that such reduction gains are not subject to IRPJ/CSLL/PIS/COFINS. The Company is in compliance with terms and conditions of obligations of this tax installment payment program.

(iii) The Company decided to include IPI debts in the Regulation Program (established by Law No. 14,740, of November 29, 2023, and regulated by RFB Normative Instruction No. 2,168, of December 28, 2023) which granted benefits such as reduced fines and interest , in addition to the possibility of payment using tax losses and a negative CSLL basis, as well as payment in up to 48 installments. The gains arising from these discounts will not be taxed by IRPJ/CSLL/PIS/COFINS as provided for in the legislation.

19.2 Maturity schedule of taxes payable in installments in noncurrent liabilities:

	Consolidated
From 1 to 2 years	18
From 2 to 3 years	51
	69

20. Income tax and social contribution

Current income tax and social contribution

Current income tax and social contribution assets and liabilities for the current and prior years are measured at the amount expected to be recovered from or paid to the tax authorities. The tax rates and tax laws used to calculate taxes are those in force or substantially in force at the end of each balance sheet date.

Income taxes comprise Corporate Income Tax ("IRPJ") and Social Contribution on Net Income ("CSLL"), calculated based on taxable income (adjusted income), at the applicable rates set forth in the legislation in force: 15% on taxable income plus an additional 10% on annual taxable income exceeding R$240 for IRPJ, and 9% for CSLL After the unfavorable decision of the STF, in February 2023, about the limits of the Res judicata, with modulation for application of its effects as of September 2007, the Company becomes a Social Contribution taxpayer as of the 9% rate, which should be added to the Income Tax rate of 25% to reach the total of 34%.

Deferred income tax and social contribution

Deferred income tax and social contribution assets are recognized for all deductible temporary differences and unused tax loss carryforwards to the extent that it is probable that taxable income will be available against which to deduct temporary differences and unused tax loss carryforwards, except where the deferred income tax and social contribution assets relating to the deductible temporary difference arise from the initial

(In millions of Brazilian reais, unless otherwise stated)

recognition of an asset or liability in a transaction that is not a business combination and, at the time of the transaction, affects neither accounting profit nor tax income or losses.

With respect to deductible temporary differences associated with investments in subsidiaries and associates, deferred income tax and social contribution are recognized only to the extent that it is probable that the temporary differences will reverse in the foreseeable future and taxable income will be available against which the temporary differences can be utilized.

The carrying amount of deferred income tax and social contribution assets is reviewed at the end of each reporting period and reduced to the extent that it is no longer probable that sufficient taxable income will be available to allow all or part of the deferred income tax and social contribution to be utilized. Unrecognized deferred income tax and social contribution assets are reassessed at the end of each reporting period and are recognized to the extent that it has become probable that future taxable income will allow these assets to be recovered.

Deferred income tax and social contribution assets do not have a statutory term, but their use, as defined by law, is limited to 30% of the taxable profit for each year for Brazilian legal entities and are related to their subsidiaries that have tax planning opportunities to use these balances.

Deferred income tax and social contribution assets measurement requires a significant judgment by Management, based on the attribution of profit and the level of future taxable profit, in accordance with the approved strategic plan by the Board of Directors.

Deferred taxes related to items directly recognized in equity are also recognized in equity and not in the statement of operations.

Deferred income tax and social contribution assets and liabilities are offset if there is a legal or contractual right to offset tax assets against income tax liabilities, and the deferred taxes refer to the same taxpayer entity and to the same tax authority.

In virtue of nature and complexity of the Group's businesses, the differences between the actual results and the assumptions adopted, or the future changes to these assumptions, may result in future adjustments to tax revenues and expenses already recorded. The Company and its subsidiaries set up provisions, based on reasonable estimates, for taxes due. The value of these provisions is based on several factors, such as the experience of previous inspections and the different interpretations of tax regulations by the taxpayer and the responsible tax authority. These differences in interpretation can refer to a wide variety of issues, depending on the conditions in force at the home of the respective entity.

20.1 Provision for income tax and social contribution

	Controladora		Consolidado	
	12.31.2023	12.31.2022	12.31.2023	12.31.2022
Provision for income tax and social contribution payable	-	32	2	51
Uncertain income tax and social contribution – (ICPC22)	223	-	223	-
Self-regularization program (i)	127	-	127	-
	350	**32**	**352**	**51**
Circulante	**80**	32	**82**	51
Não circulante	**270**	-	**270**	-

(In millions of Brazilian reais, unless otherwise stated)

(i) The Company decided to include CSLL debts in the Regulation Program (established by Law No. 14,740, of November 29, 2023, and regulated by RFB Normative Instruction No. 2,168, of December 28, 2023) which granted benefits such as a reduction in fines and interest, in addition to the possibility of payment using tax losses and a negative CSLL basis, as well as payment in up to 48 installments. The gains arising from these discounts will not be taxed by IRPJ/CSLL/PIS/COFINS as provided for in the legislation.

Uncertainty over income tax treatments

In compliance with IFRIC23/ICPC22 – Uncertainty over Income Tax Treatment, the Company has administrative and judicial discussions with Union supervisory bodies, which are related to uncertain treatments adopted in the calculation of income tax and social contribution on income. net profit, based on internal assessment and that of legal advisors, the tax treatment adopted by the Company is adequate and for this reason they are classified as a greater chance of success than the chance of failure of the case (more likely than not).

IRPJ, CSLL - GPA has a series of assessments relating to compensation processes, payment discrepancies and overpayments, fine for non-compliance with ancillary obligations, nullities in the assessment, among other minor issues. The amount involved is equivalent to R$512 on December 31, 2023 (R$595 on December 31, 2022).

The Company has processes relating to the collection of differences in the payment of IRPJ and CSLL, which, in the assessment of management and its legal advisors, the Company is entitled to compensation from its former and current shareholders, supposedly due in relation to calendar years from 2007 to 2013, under the allegation that there was an improper deduction of goodwill amortizations. The amount involved is R$2,425 on December 31, 2023 (R$1,922 on December 31, 2022).

20.2 Income tax and social contribution effective rate reconciliation

	Parent Company		Consolidated	
	12.31.2023	12.31.2022	12.31.2023	12.31.2022
Loss before income tax and social contribution (continued operations)	**(449)**	(1,434)	**(332)**	(1,315)
Credit of IR and CSLL	**153**	487	**113**	447
Tax penalties	**(20)**	(10)	**(27)**	(10)
Share of profit of associates	**249**	(97)	**261**	(51)
Interest on own capital	**-**	24	**-**	24
Tax benefits	**4**	11	**4**	11
SELIC interest arising from tax debts (*)	**144**	112	**144**	113
Subsidy for investments (**)	**-**	138	**-**	138
Tax on results earned abroad	**-**	-	**-**	(9)
Including loss carry-forwards not in deferred tax(***)	**305**	(180)	**305**	(180)
Deferred IRPJ and CSLL not recognized on tax loss and Negative basis(****)	**(400)**	-	**(400)**	-
Other permanent differences	**(5)**	(39)	**18**	(29)
Effective income tax and social contribution expensive	**430**	447	**418**	454
Income tax and social contribution expense for the period:				
Current	**(187)**	177	**(193)**	174
Deferred	**617**	270	**611**	280
Credit income tax and social contribution expense	**430**	447	**418**	454
Effective rate	**95.77%**	31.17%	**125.90%**	34.52%

(In millions of Brazilian reais, unless otherwise stated)

(*) On September 2021, the Federal Supreme Court (STF) decided, with general repercussions, for the unconstitutionality of charging IRPJ and CSLL on amounts related to Selic interest arising from undue debts tax.

(**) Certain of the Company's operations benefit from state tax incentives which, according to article 30 of Law No. 12,973/14 and Complementary Law No. 160/17, could be characterized as a subsidy for investments.

(***) As mentioned in notes 20 and 21, the STF decided on the limits of res judicata, leading the Company to be subject to a global tax rate of 34% for IR and CSLL. In this way, the effects of 2022 represent: i) Effect of the contingency recorded on the topic, and ii) the estimate of negative CSLL base balances and taxes on profits abroad considering the new rate.In 2023, the Company and its advisors assessed the probability of incurring a fine and interest on the fine for non-payment of the CSLL and proceeded with the reversal in the amount of R$305.

(****) The Company ceased recording tax loss credits in the second quarter of 2023. On December 31, 2023, the Company's Management prepared an assessment of the viability of the future realization of the deferred tax asset, considering the probable ability to generate profits taxable, in the context of the main variables of your business. This study was prepared based on information extracted from the strategic planning report previously approved by the Company's Board of Directors. Based on this assessment, the Company recorded a write-off of R$268 on deferred income tax and social contribution balances.

20.3 Breakdown of deferred income tax and social contribution

	Parent Company					
	12.31.2023			12.31.2022		
	Asset	Liability	Net	Asset	Liability	Net
Tax losses and negative basis of social contribution	**965**	**-**	**965**	957	-	957
Provision for contingencies	**782**	**-**	**782**	717	-	717
Goodwill tax amortization	**-**	**(381)**	**(381)**	-	(381)	(381)
Mark-to-market adjustment	**-**	**(8)**	**(8)**	-	(14)	(14)
Fixed, intangible and investment properties	**-**	**(330)**	**(330)**	-	(322)	(322)
Unrealized gains with tax credits	**-**	**(362)**	**(362)**	-	(389)	(389)
Leasing / (right of use)	**1,431**	**(1,110)**	**321**	1,328	(1,055)	273
Other	**64**	**-**	**64**	49	-	49
Deferred income tax and social contribution assets (liabilities)	**3,242**	**(2,191)**	**1,051**	3,051	(2,161)	890
Compensation	**(2,191)**	**2,191**	**-**	(2,161)	2,161	-
Deferred income tax and social contribution assets (liabilities), net	**1,051**	**-**	**1,051**	890	-	890

(In millions of Brazilian reais, unless otherwise stated)

	Consolidated					
	12.31.2023			12.31.2022		
	Asset	Liability	Net	Asset	Liability	Net
Tax losses and negative basis of social contribution	995	-	995	987	-	987
Provision for contingencies	783	-	783	723	-	723
Goodwill tax amortization	-	(381)	(381)	-	(381)	(381)
Mark-to-market adjustment	-	(8)	(8)	-	(14)	(14)
Fixed intangible and investment properties	-	(330)	(330)	-	(322)	(322)
Unrealized gains with tax credits	-	(366)	(366)	-	(393)	(393)
Leasing / (right of use)	1,431	(1,110)	321	1,328	(1,055)	273
Other	64	-	64	49	-	49
Deferred income tax and social contribution assets (liabilities)	3,273	(2,195)	1,078	3.087	(2,165)	922
Compensation	(2,195)	2,195	-	(2,165)	2,165	-
Deferred income tax and social contribution assets (liabilities), net	1,078	-	1,078	922	-	922

The Company estimates to recover these deferred tax assets as follows:

	Parent Company	Consolidated
Up to one year	242	242
From 1 to 2 years	320	322
From 2 to 3 years	258	258
From 3 to 4 years	300	302
From 4 to 5 years	316	319
Above 5 years	1,806	1,830
	3,242	3,273

20.4 Movement in deferred income tax and social contribution

	Parent Company		Consolidated	
	12.31.2023	12.31.2022	12.31.2023	12.31.2022
Opening balance	890	550	922	(354)
Credit (expense) for the period - Continued operations	617	270	611	280
Credit (expense) for the period - Discontinued operations	76	(531)	(24)	(851)
Foreigh currency translation adjustment	-	-	-	231
Assets held for sale and discontinued operations	-	-	101	1,016
Contingencies – CSLL	(305)	600	(305)	600
Fair value adjustment on investment	-	(227)	-	(227)
Others		1		-
Liabilities held for sale or distribution	(227)	227	(227)	227
Éxito Desconsolidation	-	-		-
At the end of the period	1,051	890	1,078	922

(In millions of Brazilian reais, unless otherwise stated)

21. Provision for contingencies

Provisions are recognized when the Company and its subsidiaries have a present obligation (legal or non-formalized) due to a past event, it is likely that an outflow of funds is required to settle the obligation, and it is possible to make a reliable estimate of the amount that obligation. The expense related to any provision is recorded in the income for the year, net of any reimbursement. In the case of success fees, the Company and its subsidiaries have a policy of provisioning at the time the fees are incurred, that is, when the cases are finally judged, the amounts involved for the cases still being disclosed in the explanatory notes not finalized.

The assessment of the likelihood of loss includes the assessment of the available evidence, the hierarchy of laws, the available jurisprudence, the most recent court decisions, their legal relevance, the history of occurrence and amounts involved and the assessment of external lawyers.

The provision for risks is estimated by the Company's management, supported by its legal counsel and was recognized in an amount considered sufficient to cover probable losses.

21.1 Parent Company

	Tax	Social security and labor	Civil and Regulatory	Total
Balance at December 31, 2022	1,761	658	194	2,613
Additions	**94**	**657**	**91**	**842**
Payments	**(93)**	**(66)**	**(56)**	**(215)**
Reversals	**(366)**	**(530)**	**(24)**	**(920)**
Transfers (*)	**(403)**	**-**	**-**	**(403)**
Monetary adjustment	**115**	**83**	**33**	**231**
Balance at December 31, 2023	**1,108**	**802**	**238**	**2,148**

(*) R$ 127 refers to the inclusion of deferred income tax and social contribution debts in the Self-Regulation Program and R$ 223 refers to uncertain deferred income tax and social contribution (ICPC22), both transferred to note 20.1 (Tax Provision of Income and Social Contribution) and R$54 refers to the transfer of the inclusion of IPI debts in the Self-Regulation Program to note 19.1 (Taxes in installments).

	Tax	Social security and labor	Civil and Regulatory	Total
Balance at December 31, 2021	779	336	200	1,315
Additions	1,025	570	78	1,673
Payments	(61)	(185)	(106)	(352)
Reversals	(40)	(115)	(16)	(171)
Monetary adjustment	58	48	37	143
Incorporation	-	4	1	5
Balance at December 31, 2022	**1,761**	**658**	**194**	**2,613**

(In millions of Brazilian reais, unless otherwise stated)

21.2 Consolidated

	Tax	Social security and labor	Civil and Regulatory	Total
Balance at December 31, 2022	1,761	668	200	2,629
Additions	**98**	**659**	**98**	**855**
Payments	**(93)**	**(67)**	**(62)**	**(222)**
Reversals	**(370)**	**(539)**	**(33)**	**(942)**
Transfers (*)	**(403)**	**-**	**-**	**(403)**
Monetary adjustment	**114**	**84**	**33**	**231**
Foreign currency translation adjustment	**7**	**1**	**2**	**10**
Éxito Desconsolidation	**(6)**	**(2)**	**1**	**(7)**
Balance at December 31, 2023	**1,108**	**804**	**239**	**2,151**

(*) R$ 127 refers to the inclusion of deferred income tax and social contribution debts in the Self-Regulation Program and R$ 223 refers to uncertain deferred income tax and social contribution (ICPC22), both transferred to note 20.1 (Provision Income Tax and Social Contribution) and R$54 refers to the transfer of the inclusion of IPI debts in the Self-Regulation Program to note 19.1 (Installed Taxes).

	Tax	Social security and labor	Civil and Regulatory	Total
Balance at December 31, 2021	845	361	236	1,442
Additions	1,030	580	92	1,702
Payments	(61)	(188)	(119)	(368)
Reversals	(40)	(119)	(20)	(179)
Monetary adjustment	58	49	38	145
Foreign currency translation adjustment	(15)	(3)	(6)	(24)
Liabilities held for sale	(56)	(12)	(21)	(89)
Balance at December 31, 2022	1,761	668	200	2,629

21.3 Tax

As per prevailing legislation, tax claims are subject to monetary indexation, which refers to an adjustment to the provision for tax risks according to the indexation rates used by each tax jurisdiction. In all cases, both the interest charges and fines, when applicable, were computed and fully provisioned with respect to unpaid amounts.

The main provisioned tax claims are as follows:

ICMS

There are assessments by the tax authorities of the State of São Paulo in relation to the reimbursement of tax substitution without due fulfillment of the accessory obligations brought by Ordinance CAT nº17. Considering the proceedings that took place in 2022, the Company maintains a provision of R$354 (R$329 as of December 31, 2022), which represents management's best estimate of the probable effect of loss, related to the evidentiary aspect of the process. In addition to this matter, the Company has received assessments related to the disallowance of electric energy credits. After the judgment of the Federal Supreme Court, which dismissed the lawsuit related to the matter, under the allegation that it is a matter of infra-constitutional law, the Company evaluated and

(In millions of Brazilian reais, unless otherwise stated)

concluded for a provision of R$297 (R$285 as of December 31, 2022), of the lawsuits because it understands that the chances were reduced.

Other tax matters

The Company claims in court the eligibility to not pay the contributions provided for by Supplementary Law 110/2001, referring to the FGTS (Government Severance Indemnity Fund for Employees) costs. The accrued amount as of December 31, 2023 is R$36 (R$51 in December 31, 2022).

Other tax claims remained, which, according to the analysis of its legal advisors, were provisioned by the Company. These refer to: (i) challenge on the non-application of the Accident Prevention Factor - FAP; (ii) undue credit; (iii) no social charges on benefits granted to its employees, due to an unfavorable decision in the Court; (iv) IPI requirement on resale of imported products; (v) discussions related to IPTU; (vi) non-approved compensation; (vii) other minor issues. The amount accrued for these matters as of December 31, 2023 is R$421 (R$380 as of December 31, 2022).

Sendas indemnization liability

The Company is responsible for Sendas Distribuidora's legal proceedings prior to Assai's activity. As of December 31, 2023 in the total amount of R$42, with tax proceedings being R$3, Labor R$19 and Civil R$20 (R$24, being R$3 for tax proceedings, R$12 for labor and R$9 for civil proceedings on December 31, 2022).

21.4 Labor and social security taxes

The Company and its subsidiaries are parties to various labor lawsuits mainly due to termination of employees in the ordinary course of business, At December 31, 2023, the Company recorded a provision of R$804 (R$668 as of December 31, 2022), Management, with the assistance of its legal counsel, assessed these claims and recorded a provision for losses when reasonably estimable, based on past experiences in relation to the amounts claimed.

21.5 Civil, regulatory and others

The Company and its subsidiaries are parties to civil lawsuits at several court levels (indemnities and collections. among others) and at different courts. The Company's management records provisions in amounts considered sufficient to cover unfavorable court decisions, when its legal internal and external counsel considers the loss as probable.

Among these lawsuits, we point out the following:

- The Company and its subsidiaries are parties to various lawsuits requesting the renewal of rental agreements and the review of the current rent paid. The Company recognizes a provision for the difference between the amount originally paid by the stores and the amounts claimed by the adverse party (owner of the property) in the lawsuit, when internal and external legal counsel consider that it is probable that the rent amount will be changed by the Company. As of December 31, 2023, the amount accrued for these lawsuits is R$32 (R$46 as of December 31. 2022), for which there are no escrow deposits.

- The Company and its subsidiaries answer to legal claims related to penalties applied by regulatory agencies, from the federal, state and municipal administrations, among which includes Public Ministry. National Health Surveillance Agency (Anvisa). Consumer Protection Agencies (Procon). National Institute of Metrology. Standardization and Industrial Quality (INMETRO). Municipalities and others and some lawsuits involving contract terminations with suppliers. Company supported by its legal counsel, assessed these claims, and recorded a provision according to probable cash expending and estimative of loss. On December 31, 2023 the amount of this provision is R$116 (R$83 on December 31. 2022).

(In millions of Brazilian reais, unless otherwise stated)

- In relation to the provisioned amounts remaining for other civil jurisdiction matters on December 31, 2023, it is R$91 (R$71 on December 31. 2022).

Total civil lawsuits and others as of December 31, 2023 amount to R$239 (R$200 as of December 31. 2022).

21.6 Contingent liabilities not accrued

The Company has other litigations which have been analyzed by the legal counsel and considered as possible loss and, therefore, have not been accrued. The possible litigations updated balance without indemnization from shareholders is of R$13,726 as Deceber 31, 2023 (R$11,864 in December 31, 2022), and are mainly related to:

- INSS (Social Security Contribution) – GPA was assessed for non-levy of payroll charges on benefits granted to its employees, among other matters, for which possible loss amounts to R$ 699, as December 31, 2023 (R$616 as of December 31. 2022). The lawsuits are under administrative and court discussions. The Company has been following the development of this issue, and together with its legal advisors, concluded that the elements so far do not require a provision to be registered.
- IRRF (withholding income tax), II (import tax) and IOF (tax on financial transactions) – GPA has several assessment notices regarding offsetting proceedings, rules on the deductibility of provisions, payment divergences and overpayments; fine for failure to comply with accessory obligations, among other less significant taxes. The amount involved is R$261 as of December 31, 2023 (R$235 as of December 31. 2022).
- COFINS. PIS and IPI - The Company has been questioned about compensations not approved; fine for noncompliance with accessory obligation, disallowance of COFINS and PIS credits. IPI requirement on resale of imported products, among other matters. These proceedings are awaiting judgment at the administrative and judicial levels. The amount involved in these assessments is R$5,921 as of December 31, 2023 (R$4,625 as of December 31. 2022).
- ICMS – GPA received tax assessment notices by the State tax authorities regarding: (i) utilization of electric energy credits; (ii) purchases from suppliers considered not qualified in the State Finance Department registry; (iii) levied on its own operation of merchandise purchase (own ICMS) – article 271 of ICMS by-law; (iv) resulting from sale of extended warranty, and (v) among other matters. The total amount of these assessments is R$6,367 as of December 31, 2023 (R$5,901 as of December 31, 2022), which await a final decision at the administrative and court levels.
- Municipal service tax - ISS. Municipal Real Estate Tax ("IPTU"), rates, and others – These refer to assessments on withholdings of third parties. IPTU payment divergences, fines for failure to comply with accessory obligations. ISS and sundry taxes, in the amount of R$128 as December 31, 2023 (R$131 as of December 31. 2022), which await decision at the administrative and court levels.
- Other litigations – these refer to administrative proceedings and lawsuits in which the Company claims the renewal of rental agreements and setting of rents according to market values and actions in the civil court, special civil court. Consumer Protection Agency - PROCON (in many States). Institute of Weights and Measure - IPEM. National Institute of Metrology. Standardization and Industrial Quality - INMETRO and National Health Surveillance Agency - ANVISA, among others, amounting to R$350 as December 31, 2023 (R$356 as of December 31. 2022).

The Company is responsible for the legal processes of GLOBEX prior to the association with Grupo Casas Bahia. As of December 31, 2023, the amount involved in tax proceedings is R$341 (R$419 as of December 31, 2022).

The Company is responsible for the legal processes of Sendas prior to Assai activity. As of December 31, 2023, the amount involved was R$1.494, of which R$1.398 are tax and civil and others R$96 (R$1.352. being tax R$ 1.309. civil and others R$43 as of December 31, 2022).

(In millions of Brazilian reais, unless otherwise stated)

The Company engages external attorneys to represent it in the tax assessments, whose fees are contingent upon a percentage to be applied to the amount of success in the final outcome of these lawsuits. This percentage may vary according to qualitative and quantitative factors of each claim, and as of December 31, 2023 the estimated amount, in case of success in all lawsuits, is approximately R$165 (R$142 as of December 31. 2022).

21.7 Restricted deposits for legal proceedings

The Company is challenging the payment of certain taxes, contributions and labor-related obligations and has made judicial deposits in the corresponding amounts, as well as escrow deposits related to the provision for legal proceedings.

	Parent Company		Consolidated	
	12.31.2023	12.31.2022	12.31.2023	12.31.2022
Tax	**122**	209	**122**	210
Labor	**338**	478	**341**	483
Civil and other	**53**	59	**54**	66
Total	**513**	746	**517**	759

21.8 Guarantees

Lawsuits	Property and equipment		Letter of Guarantee		Total	
	12.31.2023	12.31.2022	12.31.2023	12.31.2022	12.31.2023	12.31.2022
Tax	**509**	572	**10,645**	9,685	**11,154**	10,257
Labor	**-**	-	**1,207**	1,000	**1,207**	1,000
Civil and other	**9**	9	**449**	414	**458**	423
Total	**518**	581	**12,301**	11,099	**12,819**	11,680

The cost of letter of guarantees is approximately 0.49 % per year of the amount of the lawsuits and is recorded as expense.

21.9 Grupo Casas Bahia (ex-Via)

The Company ceased to exercise corporate control over Grupo Casas Bahia ("GCB") in June 2019. In the 2nd quarter of 2021. The GCB took certain measures and fully replaced the guarantees that had been provided to third parties by GPA in favor of that company, with no further obligations remaining of GPA on this matter. The Operating Agreement previously signed expired in October 2021 and, is therefore terminated. The GCB still uses the Extra brand for the sale of products sold by it under the Extra Brand Usage License Agreement, which allows GCB to carry out e-commerce activities through the Extra.com domain. With the termination of the Operating Agreement. GPA can also promote electronic commerce in electronics on any platforms.

GPA, together with Sendas. GCB and Itaú Unibanco are partners in Financeira Itaú CBD S.A. Crédito. Financiamento e Investimento ("FIC").

CBD holds a credit against GCB resulting from the final and unappealable decision of a certain tax action, the values of which were calculated by a specialized company hired by the parties involved and are being discussed with GCB for the appropriate transfer. CBD is also responsible, on the other hand, for any passive supervenings incurred up to a certain date. if final and unappealable, in the name of the former Globex. The Company recorded such supervening liabilities to the extent that management considered them likely to be lost due to the progress of the proceedings and/or gathered documentation that supported such loss.

22. Leases

22.1 Lease obligations

When entering into a contract, the Company assesses whether the contract is, or contains, a lease. The contract is, or contains, a lease if it transfers the right to control the use of the identified asset for a specified period in exchange for consideration.

The Company leases equipment and commercial spaces, including stores and distribution centers, under cancellable and non-cancellable lease agreements. The terms of the contracts vary substantially between 5 and 25 years.

<u>The Company and its subsidiaries as lessees</u>

The Company evaluates its lease agreements in order to identify lease terms for a right to use, using the exemptions provided for contracts with a term of less than twelve months and an individual asset value below US$5,000 (five thousand dollars).

The contracts are then recorded, when the lease begins, as a Lease Liability against the Right of Use (notes 14 and 15), both at the present value of the minimum lease payments, using the interest rate implicit in the contract, if this can be used, or an incremental interest rate considering loans obtained by the Company.

The lease term used in the measurement corresponds to the term that the lessee is reasonably certain to exercise the option to extend the lease or not to exercise the option to terminate the lease.

Subsequently, payments made are segregated between financial charges and reduction of the lease liability, in order to obtain a constant interest rate on the liability balance. Financial charges are recognized as financial expenses for the period.

Lease use assets are amortized over the lease term. Capitalizations for improvements, improvements and renovations carried out in stores are amortized over their estimated useful life or the expected term of use of the asset, limited if there is evidence that the lease will not be extended.

Variable rents are recognized as expenses in the years in which they are incurred.

<u>The Company and its subsidiaries as lessors</u>

Leases where the Company does not substantially transfer all the risks and rewards of ownership of the asset are classified as operating leases. The initial direct costs of negotiating operating leases are added to the book value of the leased asset and recognized over the term of the contract, on the same basis as rental income.

Variable rents are recognized as income in the years in which they are earned.

(In millions of Brazilian reais, unless otherwise stated)

Leasing contracts totaled R$4,300 as of December 31, 2023 (R$4,037 as of December 31, 2022), according to the following table:

	Parent Company		Consolidated	
	12.31.2023	12.31.2022	12.31.2023	12.31.2022
Financial lease liability – minimum lease payments:				
Up to 1 year	**473**	488	**474**	490
1 - 5 years	**1,798**	1,763	**1,800**	1,766
Over 5 years	**2,024**	1,779	**2,026**	1,781
Present value of finance lease agreements	**4,295**	4,030	**4,300**	4,037
Future financing charges	**3,416**	3,036	**3,417**	3,038
Gross amount of finance lease agreements	**7,711**	7,066	**7,717**	7,075
PIS and COFINS embedded in the present value of the lease agreements	**261**	245	**261**	245
PIS and COFINS embedded in the gross amount of the lease agreements	**469**	430	**469**	430

The interest expense on lease liability is presented in note 27. The incremental interest rate of the Company and its subsidiaries was 12.73%in the period ended December 31, 2023 (10.15% as of December 31, 2022).

If the Company had adopted the calculation methodology projecting the inflation embedded in the nominal incremental rate and bringing it to present value by the nominal incremental rate, the average percentage of inflation to be projected per year would have been approximately 6.05% (6.52% on December 31, 2022). The average term of the contracts considered is 7.3 years (9.78 years on December 31, 2022).

(In millions of Brazilian reais, unless otherwise stated)

22.2 Movement of leasing obligation

	Parent Company	Consolidated
At December 31, 2022	4,030	4,037
Additions	**472**	**491**
Remeasurement	**357**	**479**
Accrued interest	**474**	**554**
Payments	**(900)**	**(1,166)**
Anticipated lease contract termination	**(138)**	**(142)**
Foreing currency translation adjustment	**-**	**179**
Éxito desconsolidation	**-**	**(132)**
At December 31, 2023	**4,295**	**4,300**
Current	**473**	**474**
Noncurrent	**3,822**	**3,826**

	Parent Company	Consolidated
At December 31, 2021	3,881	6,118
Additions	219	433
Remeasurement	593	736
Accrued interest	483	606
Payments	(933)	(1,378)
Anticipated lease contract termination	(213)	(278)
Foreign currency translation adjustment	-	(391)
Liabilities held for Sale	-	(1,809)
At December 31, 2022	4,030	4,037
Current	488	490
Noncurrent	3,542	3,547

22.3 Lease expense on variable rents, low value assets and short-term agreements

	Parent Company		Consolidated	
	12.31.2023	12.31.2022	12.31.2023	12.31.2022
Income and Expenses for the period:				
Variable (0.1% to 4.5% of sales)	**(23)**	(51)	**(26)**	(61)
Incomes from Sublease (*)	**74**	134	**74**	135

(*) Refers to lease agreements receivable from commercial shopping malls.

23. Deferred revenue

The Company received amounts from business partners on exclusivity in the intermediation of additional or extended warranty services, and the amounts referring to the rental of the display of products from suppliers, are recognized in the income for the year by proving the provision of service in the sale of these guarantees to business partners.

	Parent Company		Consolidated	
	12.31.2023	12.31.2022	12.31.2023	12.31.2022
Commitment to future sale of real estate	**35**	25	**35**	25
Services rendering agreement – Partnerships	**35**	50	**35**	50
Revenue from credit card operators and banks	**-**	-	**131**	129
Gift Card	**40**	47	**40**	47
Others	**2**	2	**2**	2
	112	124	**243**	253
Current	**37**	27	**168**	156
Noncurrent	**75**	97	**75**	97

24. Shareholders' equity

a. Capital stock

The subscribed and paid-in share capital, as of December 31, 2023, is represented by 270.139 (270.139 as of December 31, 2022) thousands of registered shares with no par value. As of December 31, 2023, the capital stock is R$1.807 (R$5.861 as of December 31, 2022).

The Company is authorized to increase the capital stock up to the limit of 800.000 (in thousands of shares), regardless of statutory amendment, upon resolution of the Board of Directors, which will establish the issuance conditions.

At a meeting of the Board of Directors held on February 14. 2023, capital increases in the amount of R$2.605 (R$2 on December 31, 2022) were approved through without issuing new shares (763 thousand shares on December 31, 2022).

On September 19, 2023, at the Company's Board of Directors, the proposal was approved to be sent to the Company's Board meeting for the adjustment to a lower value of the reduction in share capital approved at the Board meeting on February 14. 2023 in the amount of R$6.659 referring to the book value of Éxito participation, which was distributed to its shareholders. On October 30. 2023, this proposal was approved at the Company's Board meeting.

Share rights

Under the terms of the Brazilian Corporation Law, the Bylaws or the resolutions taken by the shareholders at the General Meeting cannot deprive shareholders of the right to: (i) participate in the Company's social profits; (ii) participate, in the event of liquidation of the Company, in the distribution of any remaining assets, in proportion to their participation in the capital stock; (iii) inspect the management, under the terms of the Brazilian Corporate Law; (iv) preference in subscribing for future capital increases, except in certain circumstances provided for in the Brazilian Corporation Law; and (v) withdraw from the Company in the cases provided for in the Brazilian Corporation Law.
Regarding the right to dividends, the Bylaws provide that 25% of the adjusted annual net income should be available for distribution as a mandatory dividend or payment of interest on equity, in any fiscal year.

b. Earnings reserve

(i) *Legal reserve*: corresponds to appropriations of 5% of net income of each year, limited to 20% of the capital.

(ii) *Expansion reserve*: corresponds to appropriations of the amount determined by shareholders to reserve funds to finance additional fixed and working capital investment through the allocation of up to 100% of the net income remaining after the appropriations determined by law and supported by capital budget, approved at shareholders' meeting.

c. Stock options

It recognizes the expenses associated to the Company's executives' share-based payments in accordance with CPC 10 (R1)/ (IFRS 2) – Share-based payment.

The Company's employees and administrators (including its subsidiaries) may receive payment based on shares, when employees provide services in exchange for equity instruments ("transactions settled with shares").

The Company measures the transaction costs of employees eligible for share based compensation, based on the fair value of equity instruments on the grant date. Estimating the fair value of share-based payment transactions requires a definition of the most appropriate valuation model, which depends on the terms and conditions of the grant. This estimate also requires a definition of the most appropriate information for the valuation model, including the stock option life expectancy, volatility and dividend return, as well as the preparation of corresponding assumptions.

The cost of operations settled with shares is recognized as an expense for the year, together with a corresponding increase in shareholders' equity, during the year in which the performance and / or service provision conditions are met. Accumulated expenses recognized in relation to equity instruments on each base date, up to the acquisition date, reflect the extent to which the acquisition period has expired and the best estimate of the Company and its subsidiaries of the number of equity instruments that will be acquired.

The expense or reversal of expenses for each year represents the movement in accumulated expenses recognized at the beginning and end of the year. Expenses related to services that have not completed their acquisition period are not recognized, except in the case of operations settled with shares in which the acquisition depends on a market condition or non-acquisition of rights, which are treated as acquired, regardless of whether the market condition or non-acquisition of rights is satisfied or not, provided that all other performance and / or service provision conditions are met.

When an equity instrument is modified, the minimum expense recognized is the expense that would have been incurred if the terms had not been modified. An additional expense is recognized in the event of a change that increases the total fair value of the share-based payment transaction or that otherwise benefits the employee, as measured on the date of the change.

In the event of cancellation of an equity instrument, it is treated as if it were fully acquired on the date of cancellation, and any expenses not yet recognized, referring to the premium, are recognized immediately in the income for the year. This includes any premium whose conditions of non-acquisition under the control of the Company or the employee are not met. However, if the canceled plan is replaced by a new plan and substitute grants are generated, on the date it is granted, the canceled grant and the new plan will be treated as if they were a modification of the original grant, as described in the previous paragraph. All cancellations for transactions settled with shares are treated in the same way.

The dilutive effect of outstanding options is reflected as an additional dilution of shares in the calculation of diluted earnings per share.

The following describes the Former Stock Option Plan:

Compensation Plan

The Compensation Plan is managed by the Board of Directors, assigning to the Human Resources and the Compensation Committee the responsibility to grant the options and the advisory in managing the Compensation Plan (the "Committee").

Committee members will meet for the option grant Compensation Plan series and whenever necessary, decide on questions arising on the Compensation Plan. Each series of the granting of stock options will receive the letter "B" followed by a number.

The options granted to a participant will not be exercisable for a period of 36 (thirty six) months from the date of grant ("Grace Period"), except with formal authorization by the Company, and may only be exercised in the period beginning on the first day of the 37 (thirty-seventh) month from the date of grant, and ends on the last day of the 42 (forty-second) month from the date of grant ("Exercise Period").

The participants may exercise their total purchase options or in part, in one or more times, if for each year, the option exercise term is submitted during the Exercise Period.

The exercise price of each stock option granted under the Compensation Plan should correspond to R$0.01 (one cent) ("Exercise Price").

The exercise price of the options shall be paid in full in local currency by check or wire transfer available to the bank account held by the Company, in the tenth (10th) day preceding the date of acquisition of the shares.

The participant shall be disqualified for a period of 180 (one hundred and eighty) days from the date of acquisition of the shares, directly or indirectly, sell, assign, exchange, dispose of, transfer, grant to the capital of another company, grant option, or even celebrate any act or agreement which results or may result in the sale, directly or indirectly, costly or free, all or any of the shares acquired by the exercise of the purchase option under the option Plan.

The Company withhold any applicable tax under Brazilian tax law, less the number of shares delivered to the participant amount equivalent to taxes withheld.

Option Plan

The Stock Option Plan will be managed by the Board of Directors, assigning to the Human Resources and Compensation Committee the responsability to grant the options and the advisory in managing of the Stock Option Plan (the "Committee").

Committee members will meet for the option grant of the Option Plan series and, where necessary, to decide on the questions regarding the Stock Option Plan. Each series of the granting of stock options will receive the letter "C" followed by a number.

For each series of stock options granted under the Option Plan, the exercise price of each stock option shall be equivalent to 80% of the closing price of the average of the Company's preferred shares traded in the prior twenty (20) days in B3 - Securities, Commodities and Futures prior to the date of the Committee meeting that decides upon the granting of the options that series ("Exercise Price").

Options granted to a Participant shall be exercisable for a period of 36 (thirty six) months from the Grant Date ("Grace Period"), and may only be exercised in the period beginning on the first day of the 37 (thirty-seventh) months as from the Grant Date, and ends on the last day of the 42 (forty-second) month as of the Grant Date ("Exercise Period"), provided the exceptions included in the Compensation Plan.

The participant may exercise their total purchase options or in part, in one or more times, if for each year the Option Exercise Agreement is submitted during the Exercise Period.

The exercise price of the options shall be paid in full in local currency by check or wire transfer available to the bank account held by the Company, provided that the payment deadline will always be the tenth (10th) day preceding the date to acquire the shares.

By decision of the Committee, the option plan was not issued in 2023.

Information regarding current plans is summarized below:

				12.31.2023				
				Number of options (in thousands)				
Series granted	**Grant date**	**1st date of exercise**	**Exercise price at the grant date**	**Granted**	**Exercised**	**Cancelled**	**Expired**	**Outstanding**
Série B7	01/31/2021	05/31/2023	0,01	673	(345)	(328)	-	-
Série C7	01/31/2021	05/31/2023	12,60	497	(161)	(336)	-	-
Série B8*	05/31/2022	05/31/2025	0,01	1,617	(347)	(1,270)	-	-
Série C8*	05/31/2022	05/31/2025	17,28	1,328	-	(1,328)	-	-
Série B9	07/01/2023	07/01/2026	0,01	487	-	-	-	487
Série B10	05/31/2023	05/31/2026	0,01	4,875	-	-	-	4,875
				9,477	**(853)**	**(3,262)**	**-**	**5,362**

*The Company canceled series 8 due to the segregation and discontinuation of the Éxito operation, described in note 1.2.

Consolidated information of share-based payment plans – GPA

According to the terms of the series plans, each option offers its beneficiary the right to buy a share of the Company. In both plans, the grace period is 36 months, always measured from the date on which the Board of Directors approved the issue of the respective series of options. The stock options may be exercised by their beneficiaries within 6 months after the end of the grace period of the respective grant date. The condition for the options to be exercisable (vested) is for the beneficiary to remain as an employee of the Company. The plans differ exclusively in the exercise price of the options and in the existence or not of a restriction period for the sale of the shares acquired in the exercise of the option.

According to the plans, the options granted in each of the series may represent maximum 2% of the total shares issued by the Company.

At December 31, 2023 there were 160 thousands treasury preferred shares which may be used as guarantee for the options granted in the plan. The preferred share price at B3 was R$ 4.06 per share.

The table below shows the maximum percentage of dilution to which current shareholders eventually being subject to in the event that all options granted are exercised until 2023:

	12.31.2023	12.31.2022
Number of shares	**270,139**	270,139
Balance of effective stock options granted	**5,362**	3,038
Maximum percentage of dilution	**1.99%**	1.12%

The fair value of each option granted is estimated on the grant date, by using the options pricing model "Black&Scholes" taking into account the following assumptions for the series B9: (a) expectation of dividends of 2.59%, (b) expectation of volatility nearly 45.86% and (c) the weighted average interest rate without risk of 9.97%.

The fair value of each option granted is estimated at the grant date using the option pricing model Black & Scholes, taking into account the following assumptions for the B10 series: (a) dividend expectation of 2.59%, (b) volatility expectation of nearly 78.97% and (c) the weighted average interest rate of 10.58%.

The expectation of remaining average life of the series outstanding at December 31, 2023 is 2.43 year. The weighted average fair value of options granted at December 31, 2023 was R$3.49.

The movement of the amount of options granted, the weighted average of the exercise price and the weighted average of the term remainder are presented in the table below:

	Shares in thousands	Weighted average of exercise price	Weighted average of remaining contractual term
At December 31, 2022	**3,038**	**8,46**	**2.13**
Granted during the period	5,362	0,01	
Canceled during the period	(3,038)	8,46	
Total to be exercised at December 31, 2023	**5,362**	**0,01**	**2.43**

(In millions of Brazilian reais, unless otherwise stated)

The amount recorded in the results of Parent Company and Consolidated on December 31, 2023 were R$14 (R$27 on December 31, 2022)

24.1 Governmental subsidy reserve (tax incentives)

As mentioned in note 20.1, many of the tax incentives granted by the States started to be characterized as subsidies for investments, not achieved by the taxation of income tax and social contribution.

The respective amounts of these incentives must be allocated, in shareholders' equity, in a tax incentive reserve account. As provided for in article 30 of Law No. 12,973/14, said reserve may be used to absorb losses, provided that the other profit reserves have already been fully absorbed, with the exception of the legal reserve, or to increase capital.

This same legal provision provides that the amounts computed in the tax incentive reserve should not form the basis for calculating the minimum mandatory dividend, and the Company must submit amounts that may be allocated to partners or shareholders for taxation by the IRPJ and CSLL.

On June 29, 2018, was approved in extraordinary shareholders' meeting the proposal the management to reallocate the amount R$48 arising from tax incentives treated as subsidies for investments granted to the Company in the years of 2013 to 2017.

In December 2018 the company allocated an additional R$10 reserve tax incentives to be approved at an Extraordinary General Meeting on April 25, 2019.

In December 2020, the Company allocated another R$9 to the tax incentive reserve, approved at the Extraordinary General Meeting on April 28, 2021.

In December 2021, the Company allocated another R$2,282 to reserve tax incentives to be approved at the Extraordinary General Meeting, accumulated basis of the credit amount recorded in the income tax for the year.

In December 2022, the Company allocated another R$613 to reserve tax incentives, of which R$235 referred to tax incentives of previously years 2022 transferred for expansion reserve and R$378 to be constituted as profits are earned in subsequent periods.

24.2 Dividends and Interest on Equity

The distribution of dividends to the Company's shareholders is recognized as a liability at the end of the year, based on the minimum mandatory dividends defined in the bylaws. Any amounts exceeding this minimum are recorded only on the date on which such additional dividends are approved by the Company's shareholders.

The Company's Bylaws establish the minimum payment of 25% of the net income for the year, which may be higher as determined by the Board.

The Company may pay or credit interest as remuneration on equity calculated on equity accounts, subject to the rates and limits defined by law.

In 2022 and 2023 there was no basis for the destination of mandatory minimum dividends.

(In millions of Brazilian reais, unless otherwise stated)

25. Revenue from the sale of goods and / or services

CPC 47 / IFRS 15 establishes a comprehensive framework to determine if, when and for how long revenue is recognized.

Sale of goods

Revenue from sale of goods are recognized at their fair value and, when control over the products is transferred to the buyer, the Company and its subsidiaries cease to hold control or responsibility for the goods sold and the economic benefits generated to the Company and its subsidiaries are probable, which occurs substantially delivery of the products to the customers in the stores, moment when the Company's performance obligation is satisfied. No revenue is recognized if their realization is uncertain.

Service revenue

Since the Company and its subsidiaries' are holders of policies on extended sale, financial protection insurance, personal accident insurance, sales agents in technical assistance and mobile phone recharge, revenues earned are presented net of related costs and recognized in profit or loss when probable that the economic benefits will flow to the Company and their values can be measured reliably

	Parent Company		Consolidated	
	12.31.2023	12.31.2022	12.31.2023	12.31.2022
Gross sales:				
Goods	**20,409**	17,831	**20,517**	18,392
Services rendered	**153**	180	**253**	289
Sales returns and cancellations	**(152)**	(150)	**(152)**	(150)
	20,410	17,861	**20,618**	18,531
Taxes on sales	**(1,360)**	(1,175)	**(1,368)**	(1,210)
Net operating revenues	**19,050**	16,686	**19,250**	17,321

(In millions of Brazilian reais, unless otherwise stated)

26. Expenses by nature

Cost of goods sold

The cost of goods sold comprises the cost of purchases net of discounts and bonuses received from suppliers, changes in inventory and logistics costs.

Bonuses received from suppliers are measured based on contracts and agreements between the parties.

The cost of sales includes the cost of logistics operations managed or outsourced by the Company and its subsidiaries and includes, warehousing, handling and freight costs incurred until the goods are available for sale. Transport costs are included in the acquisition costs.

Selling expenses

Selling expenses comprise all store expenses, such as salaries, marketing, occupancy, maintenance, expenses with credit card companies, etc.

Marketing expenses refer to advertising campaigns for each segment in which the Company operates. The main media used by the Company are: radio, television, newspapers and magazines. These expenses are recognized in profit or loss through campaign period.

General and administrative expenses

General and administrative expenses correspond to overhead and the cost of corporate units, including the purchasing and procurement, information technology and financial areas.

	Parent Company		Consolidated	
	12.31.2023	12.31.2022	12.31.2023	12.31.2022
Cost of inventories	**(13,238)**	(11,606)	**(13,345)**	(12,047)
Personnel expenses	**(2,544)**	(2,133)	**(2,573)**	(2,227)
Outsourced services	**(290)**	(290)	**(296)**	(301)
Overhead expenses	**(797)**	(715)	**(803)**	(748)
Commercial expenses	**(656)**	(568)	**(656)**	(586)
Other expenses	**(423)**	(368)	**(438)**	(407)
	(17,948)	(15,680)	**(18,111)**	(16,316)
Cost of sales	**(14,322)**	(12,561)	**(14,433)**	(13,019)
Selling expenses	**(3,105)**	(2,586)	**(3,104)**	(2,699)
General and administrative expenses	**(521)**	(533)	**(574)**	(598)
	(17,948)	(15,680)	**(18,111)**	(16,316)

(In millions of Brazilian reais, unless otherwise stated)

27. Other operating expenses, net

Other operating income and expenses correspond to the effects of major or nonrecurring events occurred during the year that do not meet the definition for the other statement of operations lines.

	Parent Company		Consolidated	
	12.31.2023	12.31.2022	12.31.2023	12.31.2022
Tax installments and other tax risks	**(25)**	(141)	**(25)**	(141)
Restructuring expenses	**(374)**	(307)	**(374)**	(315)
Result with fixed assets (*)	**188**	31	**186**	23
Others	**-**	(1)	**-**	(1)
Total	**(211)**	(418)	**(213)**	(434)

(*) The result with fixed assets is mainly composed of two transactions. In June 2023, the Company entered into a Sale and Leaseback transaction by signing a Private Property Purchase and Sale Commitment Instrument for subsequent acquisition with the purpose of selling 11 GPA-owned supermarket stores to a private fund with a total value of R$ 330, note nº 1.3. The gain in this operation was R$85. In September 2023, the Company signed the property it owns located in Barra da Tijuca, city of Rio de Janeiro, where an Extra hypermarket previously operated. This transaction was concluded for the amount of R$247, note 1.4. The gain on the operation was R$66.

28. Financial income (expenses), net

Financial income includes income generated by cash and cash equivalents and restricted deposits, gains related to the measurement of derivatives at fair value.

Interest income is recorded for all financial assets measured at amortized cost, using the effective interest rate, which corresponds to the discount rate for future payments or cash receipts over the expected useful life of the financial instrument - or shorter period, as the case may be - at the net book value of the financial asset or liability.

Financial expenses include substantially all expenses generated by net debt and receivables sold during the year, losses related to the measurement of derivatives at fair value, losses on disposals of financial assets, financial charges on lawsuits and taxes and interest charges on financial leases, as well as discount charges.

	Parent Company		Consolidated	
	12.31.2023	12.31.2022	12.31.2023	12.31.2022
Finance expenses:				
Cost of debt	**(835)**	(847)	**(851)**	(863)
Cost of the discounting of receivables	**(73)**	(51)	**(74)**	(53)
Monetary restatement loss	**(187)**	(147)	**(188)**	(148)
Interest on lease liabilities	**(455)**	(393)	**(455)**	(393)
Other finance expenses	**(73)**	(65)	**(74)**	(71)
Total financial expenses	**(1,623)**	(1,503)	**(1,642)**	(1,528)
Financial income:				
Income from short term instruments	**327**	127	**400**	137
Monetary restatement gain	**226**	638	**229**	640
Other financial income	**1**	1	**4**	1
Total financial income	**554**	766	**633**	778
Total	**(1,069)**	(737)	**(1,009)**	(750)

The hedge effects are recorded as cost of debt and disclosed in Note nº 18.

29. Earnings (loss) per share

Basic earnings per share are calculated based on the weighted average number of outstanding shares of each category during the year.

Diluted earnings per share are calculated as follows:

- Numerator: profit for the year adjusted by dilutive effects from stock options granted by subsidiaries.
- Denominator: the number of shares of each category adjusted to include potential shares corresponding to dilutive instruments (stock options), less the number of shares that could be bought back at market, if applicable.

Equity instruments that will or may be settled with the Company and its subsidiaries' shares are only included in the calculation when its settlement has a dilutive impact on earnings per share.

The table below presents the determination of net income available to holders of common shares and the weighted average number of common shares outstanding used to calculate basic and diluted earnings per share in each reporting exercise:

	12.31.2023	12.31.2022
Basic numerator		
Net (loss) allocated to common shareholders – continued operations	85	(863)
Net income (loss) allocated to common shareholders - discontinued operations	(2,356)	691
Net income (loss) allocated to common shareholders	(2,271)	(172)
Basic denominator (millions of shares)		
Weighted average of shares	270	269
Basic (loss) per shares (R$) – continued operations	0.31484	(3.20372)
Basic (loss) per shares (R$) - discontinued operations	(8.72659)	2.56521
Basic (loss) per shares (R$) – total	(8.41175)	(0.63851)
Diluted numerator		
Net (loss) allocated to common shareholders – continued operations	85	(863)
Net income (loss) allocated to common shareholders - discontinued operations	(2,356)	691
Net income (loss) allocated to common shareholders	(2,271)	(172)
Diluted denominator		
Weighted average of shares (in millions)	270	269
Stock option	5	-
Diluted weighted average of shares (millions)	275	269
Diluted earnings (loss) per shares (R$) – continued operations	0.30868	(3.20372)
Diluted earnings (loss) per shares (R$) – discontinued operations	(8.72659)	2.56521
Diluted earnings (loss) per shares (R$) – total	(8.41791)	(0.63851)

30. Segment information

Management considers that it has just one segment denominated Food retail – includes the banners "Pão de Açúcar", "Extra Supermercado", "Mercado Extra", "Minimercado Extra", "Minuto Pão de Açúcar", "Posto Extra and "GPA Malls".

As described in note 1.2, the Éxito Group, previously presented as a separate segment, is being presented as a discontinued operation and is considered a segment until completion of the distribution of the shares held by the Company to its direct shareholders.

The "Other Businesses" also comprise the operations of James (incorporated into the parent company in December, 2022). Stix and the Cdiscount equity.

The eliminations of the result and balance sheet are presented within the segment itself.

Expenses related to the discontinuity of Grupo Éxito's operations and the tax on income earned abroad paid in Brazil are considered in the Grupo Éxito segment.

Management monitors the operating results of its business units separately making decisions about resource allocation and performance assessment. The segment performance is evaluated based on operating income and is measured consistently with operating income in the financial statements.

The Company is engaged in operations of retail stores located in 14 states and the Federal District of Brazil. Operating segments are reported in a manner consistent with the internal reporting provided to the chief operating decision-maker who has been identified as the Chief Executive Officer.

The chief operating decision-maker allocates resources and assesses performance by reviewing results and other information related to segments.

The Company deems irrelevant the disclosure of information on sales per product category, given that similar products are sold based on each business' strategies and each segment has its own management controls. Thus, any aggregation product for disclosure is practically impossible.

The Company measures the results of segments using the accounting practices adopted in Brazil and IFRS, among other measures, each segment's operating profit, which includes certain corporate overhead allocations. At times, the Company reviews the measurement of each segment's operating profit, including any corporate overhead allocations, as determined by the information regularly reviewed by the chief operating decision-maker.

Information on the Company's segments as of December 31, 2023 is included in the table below:

Companhia Brasileira de Distribuição

Notes to the consolidated financial statements
December 31, 2023
(In millions of Brazilian reais, unless otherwise stated)

Description	Retail		Discontinued Operations Éxito		Others businesses		Total	
	2023	2022	2023	2022	2023	2022	12.31.2023	12.31.2022
Net operating revenue	**19,181**	17,250	**-**	-	**69**	71	**19,250**	17,321
Gross profit	**4,747**	4,228	**-**	-	**70**	74	**4,817**	4,302
Depreciation and amortization	**(1,005)**	(911)	**-**	-	**(12)**	(20)	**(1,017)**	(931)
Share of profit of subsidiaries and associates	**51**	44	**-**	-	**717**	(249)	**768**	(205)
Operating income	**(39)**	(267)	**-**	-	**716**	(298)	**677**	(565)
Net financial expenses	**(1,019)**	(747)	**-**	-	**10**	(3)	**(1,009)**	(750)
Profit(loss) before income tax and social contribution	**(1,058)**	(1,014)	**-**	-	**726**	(301)	**(332)**	(1,315)
Income tax and social contribution	**422**	456	**-**	-	**(4)**	(2)	**418**	454
Net income (loss) for continued operations	**(636)**	(558)	**-**	-	**722**	(303)	**86**	(861)
Net income (loss) for discontinued operations	**(665)**	864	**(1,555)**	(7)	**-**	-	**(2,220)**	857
Net income (loss) of period end	**(1,301)**	306	**(1,555)**	(7)	**722**	(303)	**(2,134)**	(4)
	2023	**2022**	**2023**	**2022**	**2023**	**2022**	**12.31.2023**	**12.31.2022**
Current assets	**7,359**	7,632	**-**	20,809	**164**	118	**7,523**	28,559
Noncurrent assets	**14,448**	15,203	**-**	-	**79**	77	**14,527**	15,280
Current liabilities	**6,015**	6,314	**-**	11,260	**210**	173	**6,225**	17,747
Noncurrent liabilities	**11,102**	12,358	**-**	-	**1**	1	**11,103**	12,359
Shareholders' equity	**4,690**	4,163	**-**	9,549	**32**	21	**4,722**	13,733

(In millions of Brazilian reais, unless otherwise stated)

The Company and its subsidiaries operate primarily as a retailer of food and other products. Total revenues are composed of the following brands:

	12.31.2023	12.31.2022
Pão de Açúcar	**8,682**	7,629
Extra / Compre Bem	**5,832**	5,339
Proximity	**2,969**	2,476
Gas stations/ Drugstores/ Delivery	**1,698**	1,806
Others businesses	**69**	71
Total net operating revenue	**19,250**	**17,321**

31. Non cash transactions

The Company had transactions that was not represent disbursement of cash and therefore was not presented at the statement of cash flow, as presented below:

- Purchase of fixed assets not paid yet as note 14.1;
- Purchase of intangible assets not paid yet as per note 15.2;
- New leasing contracts as note 22.2.

32. Assets held for sale or distribution

Noncurrent assets and group of assets are classified as held for sale if the carrying amount will be recovered through a sale transaction, instead of continuous use. This condition is considered reached only when the asset is available to sale in the present condition or for distribution to shareholders, exposed only the terms that are usual to sales or distribution of these assets and being highly probable. Management has to be committed to finish the sale or distribution, the estimated time frame for the sale or distribution to be completed must be within one year.

When the Company is committed to a sale or distribution to shareholders plan involving the loose of subsidiary control, all the assets and liabilities of this subsidiary are classified as held for sale when the criteria above is met, even if the Company keeps a non-controlling interest in its former subsidiary after the sale or distribution. Additionally, the net income of the entity classified as held for sale is presented as discontinued operations in a unique caption into statements of operations.

Non current assets classified as held for sale are measured based on the lower amount between carrying amount and market value less cost to sell.

	Parent Company		Consolidated	
	12.31.2023	12.31.2022	12.31.2023	12.31.2022
Real state/land - Parent company	-	34	-	34
Éxito Group (Note 1.2)	-	7,363	-	20,809
Assets held for sale or distribution	-	7,397	-	20,843
Éxito Group (Note 1.2)	-	-	-	11,260
Others	-	227	-	227
Liabilities held for sale or distribution	-	227	-	11,487

(In millions of Brazilian reais, unless otherwise stated)

33. Discontinued operations

(a) Descontinued operation Éxito Group:

On December 31, 2022, the Company presents Éxito Group as a discontinued operation. See note 1.2. Below is the balance sheet and summarized cash flow of Éxito Group. Éxito Group income statement before eliminations:

Balance Sheets

	07.31.2023	12.31.2022
Current assets		
Cash and cash equivalents	1,257	1,869
Inventories	3,121	3,016
Recoverable taxes	897	664
Other current assets	718	806
Total current assets	**5,993**	**6,355**
Noncurrent assets		
Investments in associates	391	374
Investment properties	2,918	2,663
Property and equipment	9,356	8,277
Intangible assets	3,323	2,957
Other noncurrent assets	155	183
Total noncurrent assets	**16,143**	**14,454**
Total assets	**22,136**	**20,809**
Current liabilities		
Trade payable. net	4,024	5,360
Payroll and related taxes	381	382
Taxes. installment and contributions payable	430	278
Borrowings and financing	1,814	284
Lease liabilities	355	302
Other current liabilities	1,217	1,349
Total current liabilities	**8,221**	**7,955**
Noncurrent liabilities		
Borrowings and financing	403	582
Lease liabilities	1,584	1,504
Deferred income tax and social contribution	1,197	1,016
Other noncurrent liabilities	187	204
Total noncurrent liabilities	**3,371**	**3,306**
Shareholders' equity	**10,544**	**9,548**
Total liabilities and shareholders' equity	**22,136**	**20,809**

(In millions of Brazilian reais, unless otherwise stated)

Cash Flows:	**07.31.2023**	**12.31.2022**
Cash flow provided by operating activities	**(723)**	1,044
Cash flow from investing activities	**(1,602)**	(585)
Cash flow from financing activities	**367**	(1,514)
Cash change in the period	**(1,958)**	(1,055)

Statements of Operations – Éxito Group

	07.31.2023	**12.31.2022**
Net operating revenue	**13,809**	25,175
Gross profit	**3,609**	6,386
Income before income tax and social contribution	**(1,520)**	519
Income tax and social contribution	**(35)**	(526)
Net income for the year	**(1,555)**	(7)

(b) Descontinued operation Extra Hiper and ex-subsidiaries

On December 31, 2021, the Company started the process of demobilizing and discontinued operations of Extra Hiper (See note nº 1.1), and the net result is presented as discontinued operation. GPA is also responsible for tax and labor contingencies of its former subsidiary Globex. The net tax effects of these discontinued operations amounted to an expense of R$665 on December 31, 2023, mainly related to tax contingencies and labor indemnities (gain of R$864 as of December 31, 2022 is mainly related to the net gain of R$1.564 on the sale of Extra Hiper stores).

(c) Reconciliation of net income

Reconciliation of Net Income from discontinued operations

	12.31.2023	**12.31.2022**
Éxito Group (*)	**(1,555)**	(7)
Extra Hiper and ex-subsidiaries	**(665)**	864
Net income from discontinued operations	**(2,220)**	857

(*) The amount is made up of the recycling of comprehensive income, mainly composed of the accumulated adjustment for converting the balance sheet into Colombian pesos from the time of acquisition until loss of control in the amount of R$(1.360), other items of comprehensive income in the amount of R$23, remeasurement of the remaining portion in the net amount of the investment write-off in the amount of R$(746) and the net profit for the period ended July 31, 2023 in the amount of R$528.

(In millions of Brazilian reais, unless otherwise stated)

34. Insurance coverage

The insurance coverage as of December 31, 2023 is summarized as follows:

		Amount insured	
Insured assets	**Covered risks**	**Parent Company**	**Consolidated**
Property and equipment and inventories	Assigning profit	**21,735**	**21,821**
Profit	Loss of profits	**5,362**	**5,362**
Cars and Others (*)	Damages	**289**	**289**

The Company maintains specific policies covering general civil liability risks in the amount of R$200, administrators' civil liability in the amount of R$134 and risk of damage protection and Cyber liability in the amount of R$14. Totaling the value of coverage R$348.

(*) The value reported above does not include coverage of the hulls, which are insured by the value of 100% of the Foundation Institute of Economic Research – FIPE table.

35. Subsequent Events

35.1 Disposal of remaining shares held in Éxito Group

On January 23, 2024, after the conclusion of the OPA launched by Grupo Calleja for the acquisition of Éxito shares, carried out in Colombia and the United States, GPA received the amount of US$156 (corresponding to R$789), for the sale of GPA's entire remaining stake in Éxito's share capital, corresponding to 13.31% (note 1.2).

35.2 Extraodinary General Meeting

At the Extraordinary General Meeting held on January 11, 2024, the Company approved the appointment of 9 (nine) members for the new term of the Board of Directors, whose election will be conditional on the settlement of the Potential Offer.

At the extraordinary general meeting held on January 22, 2024, the Company approved the increase in the limit of the Company's authorized capital by up to the limit of 800,000,000 (eight hundred million) common shares.